Form 20-F
period 2002-12-31
BANK OF BERMUDA LTD
filed 2003-06-26
CIK 908844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-49742

The Bank of Bermuda Limited

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Bermuda

(Jurisdiction of Incorporation or Organization)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, par value Bermuda $1.00 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 28,990,928 common shares, par value Bermuda $1.00 per share, were outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

PRESENTATION OF INFORMATION

          All references in this annual report to “U.S. dollars,” “US$” and “$” are to United States dollars. Unless we indicate otherwise, all financial information contained in this annual report is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States.

          Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. As a result, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

          Unless we indicate otherwise, all share figures and per share data contained in this annual report reflect:

•	a 1-for-10 stock dividend paid on September 15, 1999 to all shareholders of record as of August 31, 1999;

•	a 1-for-7 stock dividend paid on August 31, 2000 to all shareholders of record as of August 18, 2000; and

•	a 1-for-10 stock dividend paid on January 15, 2002 to all shareholders of record as of December 31, 2001.

          You should rely only on the information contained herein. We have not authorised any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing herein is accurate only as of the date it was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since that date.

CERTAIN DEFINITIONS

          In this annual report, all references to “Bank,” “we,” “us” and “our” refer to The Bank of Bermuda Limited and, unless the context requires otherwise, to its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

          Certain of the statements contained in this annual report that are not historical facts, including, without limitation, certain statements contained in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “strives,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties and are not guarantees of future performance or results. You should not rely on any forward-looking statements in this annual report. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, including those referred to in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in securities market valuations;

•	changes in foreign exchange rates;

•	fluctuations in interest rates;

•	inflation;

•	volatility and volume of securities transactions in emerging markets;

•	volatility of currency markets;

•	changes in savings rates or investment behaviour;

•	changing pension requirements in target markets, including the Mandatory Provident Funds in Hong Kong;

•	government regulations, including banking regulations;

•	local economic conditions; and

•	competition in the geographic and business areas in which we conduct our operations.

          The forward-looking statements are made as of the date of this annual report, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
UNITED STATES FEDERAL SECURITIES LAWS

          We are organised under the laws of Bermuda. In addition, all of our directors and executive officers and our accountants reside outside the United States and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

          We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that the United States and Bermuda do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and executive officers and (2) original actions brought in Bermuda against us or our directors and executive officers based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or executive officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of United States jurisdictions, including certain remedies under the United States federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

ITEM 3. KEY INFORMATION

     Selected Financial Data

          In the table below, we provide you with summary historical data of the Bank. We have derived this information from our Consolidated Financial Statements. Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States and have been audited by KPMG. You should read the following financial information in conjunction with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the notes to our Consolidated Financial Statements, each included in this annual report. Historical results are not necessarily indicative of future results.

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000	1999	1998

			(US$ in thousands)
Operating Results:
Non-Interest Income	$264,256	$256,977	$124,383	$234,674	$197,796	$204,163
Net Interest Income
Interest Income	300,771	487,212	327,581	558,253	512,947	581,154
Interest Expense	(124,997)	(289,538)	(222,816)	(376,044)	(369,061)	(447,704)

Net Interest Income	175,774	197,674	104,765	182,209	143,886	133,450
Recovery/(provisions) for Loan Losses	1,971	(2,662)	(2,589)	(916)	(374)	(7,857)
Other Income/(Loss)	3,524	(1,936)	6,441	5,207	10,416	6,323
Gains/(Losses) on Marketable Securities	(24,528)	(6,245)	(12,967)	(2,162)	2,213	(25,227)

Total Revenue	420,997	443,808	220,033	419,012	353,937	310,852
Operating Expenses	(337,106)	(376,960)	(162,076)	(304,820)	(275,373)	(243,594)

Net Income from Operations, before Income Taxes	83,891	66,848	57,957	114,192	78,564	67,258
Income Taxes	(6,233)	(6,771)	(3,228)	(8,138)	(4,928)	(8,229)

Net Income from Operations, after Income Taxes	77,658	60,077	54,729	106,054	73,636	59,029
Cumulative Effect of a Change in Accounting Principle	—	—	1,517	—	—	—

Net Income	$77,658	$60,077	$56,246	$106,054	$73,636	$59,029

	As at or for the

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000	1999	1998

			(US$ in thousands, except percentages)
Balance Sheet Data:
Cash and Deposits with Banks	$4,677,011	$3,570,005	$4,850,264	$4,446,741	$4,351,619	$6,524,021
Marketable Securities	4,369,898	5,467,875	4,693,762	3,983,585	3,463,971	3,149,645
Loans less allowance for loan losses	1,768,349	1,477,577	1,514,019	1,580,910	1,437,311	950,298
Total Assets	11,089,968	10,808,019	11,373,759	10,350,573	9,557,251	10,897,219
Customer Deposits	10,165,189	9,943,466	10,509,922	9,478,593	8,731,532	9,469,362
Capital Stock(1)	413,434	452,168	331,906	203,934	105,756	102,967
Total Shareholders’ Equity	662,193	629,383	626,447	604,033	484,112	443,948
Ratios:
Non-Interest Income to Total Revenues	62.8%	57.9%	56.5%	56.0%	55.9%	65.7%
Return on Equity(2)	11.9%	9.5%	18.3%	19.4%	16.0%	14.2%
Return on Assets(2)	0.7%	0.5%	1.0%	1.1%	0.8%	0.6%
Net Loans to Assets	15.9%	13.7%	13.3%	15.3%	15.0%	8.7%
Tier 1 Ratio	14.9%	15.3%	14.1%	13.5%	13.1%	12.5%
Total Capital Ratio	15.4%	15.8%	14.5%	13.8%	13.9%	13.4%
Equity to Assets	6.0%	5.8%	5.5%	5.8%	5.1%	4.1%
Tangible Equity to Tangible Assets	5.9%	5.7%	5.4%	5.7%	4.9%	4.1%

(1)	Reflects a 1-for-10 stock dividend paid on September 15, 1999 to all shareholders of record as of August 31, 1999, a 1-for-7 stock dividend paid on August 31, 2000 to all shareholders of record as of August 18, 2000 and a 1-for-10 stock dividend paid on January 15, 2002 to all shareholders of record as of December 31, 2001.
(2)	Percentages based on average quarter-end balances.

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000	1999	1998

		(US$ in thousands, except percentages and per share data)
Net Income per Common Share(1):
Basic
Net Income from Operations, after Income Taxes	$2.62	$2.00	$1.82	$3.61	$2.59	$2.08
Cumulative Effect of a Change in Accounting Principle	—	—	0.05	—	—	—

Net Income	$2.62	$2.00	$1.87	$3.61	$2.59	$2.08

Diluted
Net Income from Operations, after Income Taxes	$2.53	$1.91	$1.76	$3.53	$2.52	$2.03
Cumulative Effect of a Change in Accounting Principle	—	—	0.05	—	—	—

Net Income	$2.53	$1.91	$1.81	$3.53	$2.52	$2.03

Dividends Per Share(1)	$1.080	$0.981	$0.937	$1.006	$0.853	$0.695
Dividend Payout Ratio	42.7%	51.4%	51.8%	28.5%	33.8%	34.2%
Dividends Per Share Excluding Special Dividends(1)	$1.080	$0.981	$0.460	$0.644	$0.780	$0.695
Dividend Payout Ratio Excluding Special Dividends	42.7%	51.4%	25.4%	18.2%	31.0%	34.2%
Weighted Average Shares Outstanding(1)
Basic	29,601	29,977	30,060	29,355	28,437	28,359
Diluted	30,691	31,386	31,142	30,029	29,190	29,072

(1)	Reflects a 1-for-10 stock dividend paid on September 15, 1999 to all shareholders of record as of August 31, 1999, a 1-for-7 stock dividend paid on August 31, 2000 to all shareholders of record as of August 18, 2000 and a 1-for-10 stock dividend paid on January 15, 2002 to all shareholders of record as of December 31, 2001.

     Risk Factors

If the financial markets experience a downturn or if there is a decrease in the value of foreign currencies relative to the U.S. dollar, our fee income will decline, which will have an adverse effect on our results of operations.

          Unlike a more traditional bank that relies primarily on lending activities to generate revenues and profits, we derive a significant portion of our revenue from non-interest income. As a result, our businesses are significantly affected by conditions in the financial markets and economic conditions generally, both in Bermuda and throughout the world. Because the fees that we charge for our custodial, trust and investment management services are partially based on the value of our clients’ assets, our revenues and profits will typically decline in the event of a market downturn in the United States or other foreign jurisdictions. Declines in foreign currencies relative to the U.S. dollar would also decrease the value of these assets in U.S. and Bermuda dollar terms thereby decreasing our fee income and negatively affecting our revenues and profits. See “Item 5. Operating and Financial Review and Prospects—Financial Condition.”

Because we rely on sub-custodians in various locations outside of Bermuda, their failure to satisfactorily perform their duties could create liability or damage our reputation, which could adversely affect our results of operations.

          In the markets in which we conduct business around the world, our global fund services business uses sub-custodians to provide settlement of trades and to facilitate the transfer of funds. Because we accept full liability for the selection of sub-custodians and most of the activities performed by the sub-custodian and its staff on our behalf and on behalf of our customers, the failure of a sub-custodian to properly perform its services to us and to our clients could subject us to liability or could adversely affect our reputation, which could adversely affect our results of operations. See “Item 4. Information on the Company—Risk Management—Credit Risk.”

Because we are not supported by a central bank from which we can borrow funds, if we experience liquidity shortages, we may not be able to pay our depositors when requested, which could cause our business to fail.

          Unlike many jurisdictions, there is no central bank or similar governmental agency in Bermuda from which we may borrow funds if we experience liquidity shortages. There is also no central bank or similar governmental agency in Bermuda that insures bank deposits, such as the Federal Deposit Insurance Corporation in the United States. Therefore, if we experience a severe liquidity shortage and we do not have the assets to pay our depositors when requested, our business could fail. See “Item 5. Operating and Financial Review and Prospects—Financial Condition—Liquidity and Capital Resources.”

Because an important part of our business is servicing the needs of international businesses based in Bermuda, changes in Bermuda’s political or economic stability that impair its position as an international business centre could adversely affect our results of operations.

          A significant portion of our revenues are generated by servicing the needs of international businesses that are based in Bermuda. Because Bermuda’s attraction as an international business centre is dependent on Bermuda’s political and economic stability, instability could cause a loss of international business which could adversely affect our results of operations. For example, Bermuda is the oldest self-governing overseas territory of the United Kingdom. However, the status of Bermuda as a British overseas territory continues to be a matter of public debate and consideration. If Bermuda elected to become independent of Britain, it could affect the business community’s perception of Bermuda as a stable and secure business environment, which could result in international businesses reducing or eliminating their operations in Bermuda. This, in turn, could result in loss of business for the Bank.

Changes in Bermuda’s tax policies or reputation could cause our clients to eliminate or reduce their activities in Bermuda, which would adversely affect our revenues and results of operations.

          Bermuda has made a public commitment to address any deficiencies in its tax regime and to abandon those elements that the Organisation for Economic Co-operation and Development, or the OECD, considers objectionable. This could require Bermuda to implement measures, including possible legislation, to meet OECD requirements. If Bermuda were to fail to implement these measures, or if OECD requirements change in a way not acceptable to Bermuda, Bermuda could then be identified as a tax haven, whose tax policies were intended to attract assets from individuals and entities seeking to escape taxation in their home countries, by the OECD and face potential economic sanctions from OECD members, which could cause clients to eliminate or reduce their operations and/or banking activities in Bermuda, resulting in a potential loss of revenue for the Bank. See “Item 4. Information on the Company—Regulation and Supervision—The Organisation for Economic Co-operation and Development.”

Our ability to pay dividends to non-Bermuda residents and the transfer of our common shares to non-Bermudians could be impaired by Bermudian regulations.

          The present policy of Bermuda’s Controller of Foreign Exchange is

•	to permit the conversion of Bermuda dollars and payment of dividends in foreign currency to shareholders who are “non-residents” of Bermuda, provided that all payments are processed through an authorised dealer, including, for this purpose, the Bank; and

•	to permit the free transferability of the shares of Bermuda companies where the shares are listed on an “appointed stock exchange,” which includes the Nasdaq National Market and the Bermuda Stock Exchange.

          However, if the Controller of Foreign Exchange were to change these policies, our ability to pay dividends to non-Bermuda residents in U.S. dollars could be impaired and each transfer of our common shares to or from non-residents of Bermuda for the purposes of exchange control could require specific approval by the Controller of Foreign Exchange, and the value of your common shares could be adversely affected. See “Item 10. Additional Information—Exchange Controls.”

We could lose our exemption from a requirement that 60% of our common shares and 60% of the total voting rights attached to our common shares be owned and exercisable by Bermudians and, as a result, the liquidity and market value of our common shares could be adversely affected.

          In December 2000, the Minister of Finance of Bermuda issued a licence allowing us to carry on business in Bermuda without complying with the provisions of the Third Schedule to the Companies Act 1981. The Third Schedule would otherwise require that:

•	the Bank be controlled by Bermudians;

•	60% of our shares be beneficially owned by Bermudians; and

•	at least 60% of the total voting rights in the Bank be exercisable by Bermudians.

          If we lose this exemption at a time when less than 60% of our shares are owned by Bermudians, it is unclear how the provisions of the Third Schedule to the Companies Act 1981 would be enforced because there is no precedent for the revocation of this type of licence. Among the actions the Minister of Finance could consider are ordering us to limit the transferability of our common shares to non-Bermudians until the ownership of our common shares by Bermudians reaches 60%, which would have an adverse effect on the liquidity and market value of our common shares. See “Item 4. Information on the Company—Regulation and Supervision—Regulation and Supervision in Bermuda—Companies Act 1981.”

Our Bermuda-based credit portfolios are subject to various risks that could adversely affect the value of these portfolios which would in turn adversely affect our results of operations.

          We consider that our Bermuda commercial lending and retail loan portfolios, which include consumer and personal loans, mortgages and credit cards, represent “Bermuda” risk. For instance, a significant portion of our lending is for the purpose of purchasing, or is secured by, Bermuda real estate. As a result of our high exposure to Bermuda risk, and in particular Bermuda real estate, the value of our loan portfolios generally fluctuate with changes in the strength of the Bermuda real estate market. These Bermuda-based portfolios are also subject to economic risk, emanating primarily from the United States. The U.S. economy has a direct and significant impact on Bermuda and, as a result, on the credit risk of our Bermuda-based borrowers. Bermuda does not have a diverse economy and deterioration of one of its key industries would be especially harmful to the overall economy. The two primary industries in Bermuda are tourism and international business. In the past few years, Bermuda has experienced a decline in the number of tourists. We believe that this decline is due in part to the economic downturn in the U.S. and was exacerbated by the September 11th terrorist attacks. If Bermuda’s tourism industry continues to decline, our Bermuda-based portfolios could be further negatively impacted. International business, now Bermuda’s largest revenue generator, is subject to many other external economic and regulatory-related factors that could significantly impact Bermuda. See “Item 5. Operating and Financial Review and Prospects—Financial Condition” for a description of these factors.

Shareholders of a Bermudian company will not have access to the same remedies and legislative frameworks as shareholders of a company incorporated in a United States jurisdiction.

          We are incorporated under the laws of Bermuda. As a result, the rights of holders of our common shares will be governed by Bermuda law, including the Companies Act 1981, the Bank of Bermuda Act 1890 and our bye-laws. The rights of shareholders under Bermuda law differ from the rights of shareholders of companies incorporated in United States jurisdictions. In addition, because the United States and Bermuda do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, there is doubt as to whether remedies available under the laws of United States jurisdictions, including remedies under the United States federal securities laws, would be allowed in Bermuda courts given that these remedies might be considered contrary to public policy. See “Enforceability of Civil Liabilities Under United States Federal Securities Laws.”

          Not only are the laws in Bermuda different from, and sometimes incompatible with, laws in the United States, but the processes by which they are established are also different. If you are not familiar with the Bermudian legislative process and the factors and individuals influencing the political environment, you should not make assumptions about the status of various legal and political issues. The status of laws currently in place, and areas not currently governed, are subject to change. Your interests could be adversely affected if significant regulations are added or deleted from Bermuda’s existing statutory framework.

Provisions of Bermuda law, our bye-laws and our shareholder rights plan could adversely affect your rights as a holder of our common shares or prevent or delay a change in control.

          Under the provisions of the Banks and Deposit Companies Act 1999, or BDCA, and a licence we have received under the Companies Act 1981, your rights as a holder of common shares could be impaired if you become a shareholder controller, which is defined as a person who acquires control over more than 10% of the voting power of our common shares. The BDCA prohibits a person from becoming a shareholder controller of the Bank without receiving the approval of the Bermuda Monetary Authority, or BMA. In addition, no shareholder controller may increase the number of common shares over which he has control of voting rights by any multiple of 10% without the approval of the BMA. If you become a shareholder controller, or as a shareholder controller increase your control over voting rights of our common shares without this approval, the BMA may impose one or more of the following restrictions:

•	voiding any transfer of, or agreement to transfer, shares controlled by you;

•	cancelling the voting rights in respect of your shares;

•	disallowing the issuance of any further shares to you; and

•	except in liquidation, not allowing the payment of any sums due on your shares.

          In addition to these restrictions, under the provisions of a new bye-law we adopted as required by the licence issued to us pursuant to the Companies Act 1981, if you acquire more than 40% of our outstanding common shares, you cannot exercise the voting rights attached to shares in excess of the 40% unless you have the consent of the Minister of Finance to hold those shares. See “Item 4. Information on the Company—Regulation and Supervision—Regulation and Supervision in Bermuda—Companies Act 1981.”

          Provisions of our bye-laws and shareholder rights plan may also discourage, delay or prevent acquisitions of our shares by certain persons or a merger, change of management or other change of control that a shareholder may consider favourable. In addition, these provisions could limit the price that investors might be willing to pay in the future for our common shares. See “Item 10. Additional Information—Shareholder Rights Plan.”

Your investment in our common shares could have adverse tax consequences if we were classified as a “passive foreign investment company.”

          An investment in our common shares could have material and adverse tax consequences to United States taxpayers. If you are a United States taxpayer, you will be subject to adverse tax treatment if the United States Internal Revenue Service classifies us as a “passive foreign investment company,” or PFIC. Although we believe that we are not a PFIC, our determination that we are not a PFIC assumes that certain regulations proposed by the United States Internal Revenue Service will be adopted in final form. Our determination that we are not a PFIC also depends upon whether our holdings of passive assets remain at a level that will not cause us to become a PFIC. In addition, since the nature of our income, assets and activities may change, we cannot be certain that we will not be classified by the United States Internal Revenue Service as a PFIC for the current or any future taxable year. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations” for a discussion of these tax consequences.

The value of your common shares could be adversely affected if Bermuda authorities withdraw or materially amend legislation placing the Bermuda dollar in parity with the United States dollar.

          As a result of an order issued under the Bermuda Monetary Authority Act 1969, since 1981 one Bermuda dollar is equivalent to one United States dollar. However, we cannot assure you that this parity will continue. In the event that the Governor of Bermuda, pursuant to the Bermuda Monetary Authority Act 1969, issues an order that materially affects the Bermuda Dollar Parity Order 1981, the value of your common shares could be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

     Business Overview

          For almost 70 years, we have provided fiduciary, administration, asset management, banking and custody services to international clients. We focus on servicing clients that require more specialised expertise, including alternative investment vehicles and high net worth private clients with international wealth management and cross-border investment needs. We believe that our approach and expertise allow us to differentiate ourselves from commodity-type service providers who provide more generic services and compete primarily on the basis of price and their ability to service higher transaction volumes. We provide customised services and the ability to work with our clients to address regulatory, tax and legal issues affecting their financial affairs in and across different jurisdictions through coordinated services from multiple international locations. We believe that we have developed a reputation for integrity and customer service, based on our long-standing client relationships.

          Our business is organised into four client-focused business divisions that operate across our network of international offices. Each of our four business divisions has developed a specialised set of services that we believe provides a framework for our continued growth:

•	Global fund services provides a tailored mix of fund administration products, banking and global custody services to segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, funds of funds and private equity funds.

•	Private client services provides internationally coordinated private trust and investment services to high net worth individuals and families.

•	Corporate banking provides cash management services to offshore insurance management companies, multi-national corporations and local Bermuda-based companies.

•	Community banking provides a broad range of banking services to Bermuda residents.

          Revenues and expenses that do not relate directly to these divisions are included in the “Other” category, such as proprietary trading income, return on investment of unallocated capital and certain corporate expenses.

          The following table shows the contribution by each of our four business divisions to our total revenue and net income for the years ended December 31, 2002 and 2001:

	Global	Private
	Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

			(US$ in thousands, except percentages)
Year Ended December 31, 2002
Revenue	$190,525	$89,954	$54,598	$74,380	$11,540	$420,997
Revenue Contribution	45.2%	21.4%	13.0%	17.7%	2.7%	100.0%
Net Income	$16,331	$11,277	$27,766	$14,199	$8,085	$77,658
Net Income Contribution	21.0%	14.5%	35.8%	18.3%	10.4%	100.0%
Year Ended December 31, 2001
Revenue	$189,235	$99,418	$62,548	$79,121	$13,486	$443,808
Revenue Contribution	42.7%	22.4%	14.1%	17.8%	3.0%	100.0%
Net Income/(Loss)	$24,233	$20,632	$38,800	$21,512	$(45,100)	$60,077
Net Income Contribution	40.3%	34.3%	64.6%	35.8%	(75.0%)	100.0%

     History and Development of the Bank

          The Bank of Bermuda Limited was established in 1889 in Bermuda, and formally incorporated in 1891, by local merchants to support the financial requirements of their businesses and to provide general banking services to individuals. We have evolved as Bermuda has grown from a largely agrarian community to a successful financial and banking centre and a popular tourist destination.

          Beginning in the early 1930s, we began to attract international business to Bermuda by establishing a trust department. This allowed us to act in a fiduciary capacity for international clients wishing to have their assets held in an offshore location. We experienced an increase in business in the early 1950s with the increase of captive insurance companies incorporating in Bermuda. Captives are corporate entities created and controlled by either a parent company, professional association or a group of businesses with the sole purpose to provide insurance for that parent, association or group, as an alternative to purchasing insurance from the external market. More recently, business opportunities have arisen as a result of the development of the Bermuda reinsurance market.

          As the offshore mutual fund industry developed in the late 1960s, we began providing banking, custodial and specialised services to this industry. Providing these services has not only contributed significantly to our revenues, but has also been an important factor supporting the development of our international network of offices.

          In the late 1960s, we began establishing a physical presence outside Bermuda, and established a representative office in London and subsidiary operations in Guernsey. In 1974, we opened an office in Hong Kong and, in the years that followed, our international network expanded to include the Isle of Man, New York, the Cayman Islands, Dublin and Luxembourg. Our acquisition of the institutional trust business, including custody and administrative services, from the Standard Chartered Group in 1993 allowed us to significantly expand our operations in Hong Kong and establish a strategic presence in Singapore. In 1994, we acquired the private trust subsidiaries of Standard Chartered Group, which included Jersey, New Zealand and Cook Islands operations.

          In the late 1990s, we organised ourselves into the four business divisions described above, focused on meeting the needs of our key client groups by leveraging services provided across our international network on a globally co-ordinated basis.

          Our head office is located at 6 Front Street, Hamilton HM 11, Bermuda and our telephone number is (441) 295-4000.

     Strategic Plan

          Long-term Strategy

          Our strategy is to compete in markets where we believe long-term trends drive demand for our services and we have a sustainable competitive advantage. We believe that the consolidation of the banking industry in recent years has resulted in greater opportunities for us to differentiate ourselves from our competition by developing close client relationships that enable us to establish a deep understanding of client needs and offer customised solutions that larger commodity-type service providers do not provide. The elements of our long-term strategy include the following:

•	delivering high quality integrated products and services, customised to meet the needs of our client base;

•	developing selected market niches in recurring fee-based businesses;

•	leveraging advances in technology to develop improved products and increase efficiency; and

•	attracting and retaining highly qualified personnel with specialised skills.

          Current Initiatives

          Underlying our long-term strategy is our goal to build upon and strengthen our position as a provider of financial services. Our key current initiatives include the following:

•	Capitalising on global trends by growing our global fund and private client services businesses in select target markets. We believe that, in recent years, these businesses have been supported by several strong global trends. These trends include the growth of the alternative fund industry, an aging population in developed countries, growing interest in cross-border investing, an increasing number of international high net worth individuals and families and increasing regulatory requirements that create demand for high-quality service providers. We plan to continue to strengthen our competitive positioning in markets that benefit from these trends. In particular:

•	we are continuing to invest in technology and highly-skilled people to strengthen our appeal to independent and emergent investment managers with skills-based strategies, which include those managing alternative investment vehicles such as hedge funds and funds of funds. We are also increasing our presence in locations, such as Dublin and New York, that are centres for the alternative fund industry, and are augmenting our sales teams there.

•	we have an established position as a service provider to the Hong Kong pension fund industry, which has benefited from government mandated pension requirements in recent years. The investment in people and systems to support the government mandated pension business was substantially completed in late 2000. We plan to maintain our position in this market and benefit from increased revenues as fund asset values accumulate over time. We also plan to leverage our established name in the Far East marketplace to actively grow our alternative asset client base in this market. We are introducing new technology in the Far East that will significantly improve our servicing capability to this market.

•	our private client services division is increasing its sales teams in target geographic markets where it believes that its fiduciary expertise, notably in multi-jurisdictional and offshore structures, provides a competitive advantage and where it has strong relationships with intermediaries. For example, in 2002 we obtained regulatory approval to add client relationship managers to our London office as we plan to increase our presence with the UK resident non-domiciled market. We have assigned client relationship managers who are dedicated to each targeted geographic market and have individual sales targets on which their incentive compensation is based.

•	Targeting clients who have complex needs and who will benefit from our specialised approach. We intend to continue to target clients who have complex needs and who will benefit from our specialised approach. In particular, as described above, we will continue to focus our business development activities on independent and emergent fund managers with skills-based strategies, including those managing alternative investment vehicles such as hedge funds and funds of funds. We believe that this is a growing market niche with specialised requirements that fits well with our ability as a smaller provider to develop client-focused services. Our strategy is to achieve growth by focusing on profitable relationships and investing in client relationships and markets that we believe will allow us to achieve above-average returns.

•	Enhancing and expanding our product and service offerings to capitalise on market opportunities. We believe that by building on our reputation as a provider of trust services, we can offer additional wealth management services to our high net worth clients. To achieve that goal, we intend to continue enhancing our product and service offerings in order to deepen our client relationships and increase our cross-selling of investment services.

•	Automating and expanding services. We believe that developments in technology will allow us to further reduce costs through increased automation, expand our ability to service clients anywhere in the world and improve our products and services. In 2002, we successfully launched two new banking products: EasyLink Online and GlobalConnect. Easylink Online is an internet-based banking solution for our community banking customers that offers real-time access to bank accounts and services. Since the initial launch of the product, we have continued to expand its functionality and volume has continued to grow. GlobalConnect is an internet-based banking product designed for our corporate banking clients that offers online account maintenance, straight-through international money transfer payments in multiple currencies and automated sweep facilities into the Bank’s proprietary funds. GlobalConnect also allows clients to make electronic payments, perform online deposit dealing and execute foreign exchange trades securely over the internet.

•	Maintaining our traditional Bermuda banking business and cross-selling higher margin products and services to this market. We are focused on maintaining our Bermuda-based community banking business by emphasising personal service and fostering long-term relationships. We also aim to increase the number of products and services offered to this market by providing more accessible investment products and adding to our credit offerings.

     Our Business Divisions

          We market our products and services through four business divisions: Global Fund Services, Private Client Services, Corporate Banking (previously named Corporate Cash Management) and Community Banking (previously named Retail Client Services).

\

          Global Fund Services

          Our global fund services division, or GFS, provides a broad range of tailored products and services to an international and diverse base of over 600 fund managers. GFS targets markets where we believe long-term trends drive demand for its services and where we believe we have a sustainable competitive advantage. For instance, GFS is building on its position as a leading service provider to the traditional fund business in Asia-Pacific and, on a global basis, focusing on growing its market position serving independent and emergent fund managers with skills-based strategies. We believe that this is a growing market niche with specialised requirements that fits well with our ability as a smaller provider to develop client-focused services. These managers are currently focused on alternative investment vehicles, such as hedge funds and funds of funds. Our GFS division is developing its presence in jurisdictions that attract these funds, including New York and Dublin, and investing in technology that meets the needs of this market. GFS offers a tailored mix of fund administration products, banking and global custody services, as described on page 14.

          Our GFS division generated revenues of $190.5 million in 2002, $189.2 million in 2001 and $179.0 million in 2000, representing 45.2%, 42.7%, and 40.5%, respectively, of our total revenue. Its revenues are geographically diverse, with 34.0% of its total revenue generated from North America, 31.1% from Europe and 34.9% from Asia-Pacific in 2002.

          Among our more than 600 clients are some of the world’s leading fund managers, including Orbis Investment Management Limited, SPARX Investment and Research, Schroders Investment Management Limited, Jupiter Asset Management Limited, Banco Santander (Suiza) S.A., Sloane Robinson Investment Management Limited, Meditor Capital Management Limited, Alliance Capital Management, Fidelity Investment Management Limited and Pioneer Alternative Investment Management.

          Private Client Services

          Our private client services division, or PCS, provides high net worth individuals and families, defined by us to be those with at least one million dollars in investable assets, with a range of private trust and investment services. PCS targets international clients with cross-border financial requirements and provides an integrated approach to their financial affairs in an increasingly complex regulatory and tax environment. The division’s strategy is to attract business through its strong reputation as a quality fiduciary in well-regarded jurisdictions and to complement its fiduciary services with a range of wealth management solutions to meet its client needs. We believe that we have a strong reputation for expertise in offshore and cross-border structures, which enables our clients to structure their financial affairs appropriately given the regulatory and fiscal considerations in the various jurisdictions in which they and their families live and work, and that ongoing global trends drive demand for our services. These trends include the increasingly international nature of high net worth individuals and families and the current environment of increased regulatory scrutiny, which strengthens the appeal of reputable providers. The trust and investment services offered by the PCS division are described on page 14.

          Our PCS division has over 5,000 client relationships and generated revenues of $90.0 million in 2002, $99.4 million in 2001 and $109.1 million in 2000, representing 21.4%, 22.4% and 24.7%, respectively, of our total revenue. Of the division’s 2002 revenue, 46.8% was generated from North America, 30.7% from Europe and 22.5% from Asia-Pacific.

          We have built teams of relationship managers, supported by product specialists, dedicated to managing and developing all of our client relationships. These teams focus on priority geographic markets so that they can increase their specific market expertise, develop a referral network and achieve specified new business targets.

          Corporate Banking

          Our corporate banking division primarily provides cash management services to offshore insurance management companies, multi-national corporations and local Bermuda-based companies. To a lesser extent, the division provides investment management services, foreign exchange services and corporate credit facilities to these entities. The division’s products and services are described further beginning on page 14. The corporate banking division is a leading provider of banking services to the captive insurance industry. Insurance management companies provide administrative services to captive insurance and reinsurance companies established by U.S. and European corporations. These management companies generally require relatively high levels of personal service, while the parent companies of offshore subsidiaries require cash management, investment management, foreign exchange and corporate credit facilities. Our other corporate banking clients include trading, telecommunications, shipping, foreign sales and investment holding companies, as well as local Bermuda companies.

          Our corporate banking division has over 8,000 clients. Approximately 18% of these relationships are with insurance companies. As of December 31, 2002, we managed approximately $4.7 billion of cash, of which approximately $3.4 billion is derived from the Bermuda insurance industry. We believe that we have an advantage relative to our domestic Bermuda competitors because we have the highest credit rating among financial institutions based in Bermuda.

          Corporate banking generated revenues of $54.6 million in 2002, $62.5 million in 2001 and $58.6 million in 2000, representing 13.0%, 14.1% and 13.3%, respectively, of our total revenue. Of the division’s total revenue in 2002, 90.5% was generated in North America and 9.5% in Europe. Despite improved operating efficiency, the spread compression on our customer liabilities has reduced our overall interest earnings. The spread compression has reduced the liabilities margins from 1.49% in 2001 to 1.07% in 2002. For the year ended December 31, 2002, we derived 89% of net corporate banking revenues, excluding investment losses, from net interest earnings, with the remainder from banking fees.

          Following the events of September 11th, there was a significant decline in insurance industry capacity and a number of new insurance/reinsurance companies have formed in Bermuda to take advantage of the supply and demand imbalance. We have been successful in acquiring a significant share of these companies as clients and hope to develop long-term relationships with them.

          Recently, our corporate banking division has focused on capitalising upon opportunities created in the online banking industry. In 2002, we launched GlobalConnect, a web-based banking service which provides our clients with online account maintenance, straight-through international money transfer payments in multiple currencies and automated sweep facilities. GlobalConnect also permits clients to make local payments and deposits and to execute foreign exchange trades securely over the internet. These enhancements to our automated environment have increased the capacity of our assistant relationship managers, allowing them to focus on providing value-added financial solutions.

          Community Banking

          Operating only in Bermuda, our community banking division provides Bermuda residents with a broad range of personal banking, investment and credit products. Community banking delivers these products through multiple channels, including eight branches, a network of automated teller machines (ATM’s), a call centre, automated telephone banking and EasyLink Online, a web-based banking service. The products and services offered by our community banking division are described beginning on page 14.

          As of December 31, 2002, we had approximately 41% of the market based on total Bermuda dollar deposits and 37% of the market based on total Bermuda dollar loans and mortgages, according to data published by the Bermuda Monetary Authority. In 2002, our community banking division averaged $1.72 billion in customer deposits and $0.93 billion in loans and mortgages, while generating net income of $14.2 million. Interest earnings contributed 73% of the division’s total revenues, while fees accounted for 27%.

          Community banking generated revenues of $74.4 million in 2002, $79.1 million in 2001 and $87.1 million in 2000, representing 17.7%, 17.8% and 19.7%, respectively, of our total revenue.

          Community banking is differentiated in the market by its ability to provide its clients real-time access to banking accounts regardless of channel used, whether our eight branches, our ATM network, our call centre, our automated telephone banking system, or our web-based banking service, Easylink Online.

          We launched the Investment Centre in July 2002 in order to make investment products and services easier and more accessible to clients. The Investment Centre, located in our head office, caters to walk-in clients in need of brokerage and mutual fund services, and also acts as a referral base for clients in need of other bank services. During the year, we also introduced the All Points Investment Savings Plan, a long-term investment plan that has a lower initial investment requirement than our other investment products.

     Our Product Divisions

          The Bank’s four business divisions are closely supported by three product divisions: banking and lending products, capital market products and securities products. These support divisions:

•	provide consistency and efficiency in product management and delivery across the Bank;

•	centralise development of product expertise; and

•	allow each of the business divisions to focus on building relationships and serving client needs.

          Banking and Lending Products

          The banking and lending products division, or BLP, is responsible for management of our current and savings accounts, loan and mortgage accounts, credit cards, letters of credit, and all cash management products, including electronic banking services. BLP works primarily with clients of our corporate and community banking divisions.

          In support of these products and our corporate and community banking divisions, in the past year, BLP has taken responsibility for the preparation and approval of loans to the Bank’s domestic corporate, small business and personal lending clients. In addition, BLP manages product development, including user needs analysis, the gathering of competitive research, product design, user acceptance testing and upon product completion, user training.

          Capital Markets Products

          The capital markets products division brings together the Bank’s treasury activities with its proprietary mutual fund products and its Bermuda-based securities brokerage business. Our treasury activities include the management of our foreign exchange activity and our liquid and other financial assets, with the exception of our loan portfolio.

          We can provide 24-hour treasury transaction capabilities in approximately 50 currencies through our affiliates in Bermuda, Europe and Asia-Pacific. In 2002, we introduced an automated payments service for our Bermuda clients, which handles foreign currency payments for selected currencies through our Bermuda banking system. Also during 2002, we introduced a foreign exchange overlay service for clients who wish to hedge their long-term foreign exchange exposures using a systematic approach.

          Our mutual fund products are marketed under the brand name of All Points. We continually expand and refine our range of investment products and customised services to meet our clients’ evolving needs. Our products are built on the principle of carefully selecting third-party money managers who meet the criteria we have set for managing our funds. Access to these mutual funds allows our customers to take advantage of the expertise and experience of these money managers. These products include a variety of equity, alternative asset and fixed income products designed for our client groups. We also offer internally managed money funds, which provide individual and institutional clients with short duration cash equivalent investments.

          The following table sets forth the amount of net assets we had in our family of funds as of December 31, 2002:

Family of Funds	Net Assets	Date Launched

	(US$ in millions)
All Points Corporate Money Funds	$4,636.4	December 1997
All Points Global Cash Funds	604.9	November 1993
All Points Fund of Funds—Alternative Class	132.8	November 1999
All Points Fund of Funds	122.1	June 1998
All Points Absolute Return Funds	20.9	January 2002
All Points Index Funds	17.2	September 1994
All Points Managed Portfolios	7.8	October 2002
All Points Multi-Manager	838.4	May 1999

Total	$6,380.5

          Our Bermuda-based securities brokerage operates under the name Bermuda International Securities Limited. We also offer our clients a mutual fund trade execution service for third-party mutual funds.

          Capital market products was formed to bring together our capital markets facing activities in order to maximise our buying power. In addition, the capital markets products division supports our business divisions by ensuring that all clients can access our full range of investment and foreign exchange products. We are focused on supplying a range of products from the global capital markets that satisfies the needs of our clients.

          Securities Products

          The securities products division was created in 2002 to deliver cost effective, automated and industry standard securities products and services to the Bank’s global business divisions and their clients. The division’s products encompass all elements of the securities trade life cycle from trade execution to settlement, custody, corporate actions and securities lending. The division intends to source, create and deliver securities products solutions that are competitive, innovative, and continually improved in accordance with business and client requirements at a transfer price that achieves profitability targets. The division intends to work towards the delivery of web-enabled securities products with core functionality to be applied across all of the Bank’s businesses.

     Products and Services

          With the support of our three product divisions, we provide our clients with the following products and services:

          trust and related:

•	fund administration products for collective investment vehicles, including accounting and valuation, administration, registrar and transfer agency, shareholder services and corporate management;

•	global custody services, including trade settlement, compliance and reporting; and

•	private trust services, including a range of fiduciary, estate planning and related services, such as financial planning.

          investment:

•	discretionary and directed investment management, brokerage and execution, mutual funds and other investment vehicles; and

•	financial and retirement planning services.

          foreign exchange:

•	competitive spot and forward pricing in all major and many emerging market currencies with non-deliverable forward dealing where forward markets are illiquid or regulations prevent a free flow of capital to hedge currency risk;

•	foreign exchange option strategies to hedge asset and corporate revenue flows and to allow clients to profit from moving markets;

•	collateralised trading facilities;

•	research in the form of daily analysis of market movements made available to clients by fax or e-mail; and

•	interest rate management through forward rate agreements or interest rate swaps.

          banking:

•	a full range of corporate banking products and deposit services, including cash management, interest-bearing sub accounts, checking facilities, electronic funds transfers, automated standing order payments, direct deposits, loans and deposit products;

•	personal banking services, including checking and savings accounts;

•	corporate credit facilities;

•	commercial and personal loans and mortgages;

•	personal and corporate MasterCard and Visa credit cards; and

•	credit card transaction servicing, including transactions for local Bermudian merchants.

     Our International Network

          Our main office is based in Bermuda. We also have other offices located in North America, as well as offices located in Europe and Asia-Pacific, that are an integral part of our operations.

          The following table presents the geographic contribution to our revenues for the periods presented:

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000	1999

			(US$ in thousands)
Bermuda	$221,455	$245,155	$117,428	$225,260	$190,103
Other North America	14,274	10,383	12,880	21,126	17,855

Total North America	235,729	255,538	130,308	246,386	207,958
Hong Kong	74,520	76,208	35,770	70,983	54,325
Other Asia-Pacific	12,866	11,783	5,618	10,002	7,040

Total Asia-Pacific	87,386	87,991	41,388	80,985	61,365
Europe	97,882	100,279	48,337	91,641	84,614

Total Bank	$420,997	$443,808	$220,033	$419,012	$353,937

          North America

          Our North America region includes our home base, Bermuda, as well as New York and a small presence in the Cayman Islands. In 2002, our North American operations contributed 56.0% of our total revenue, and 64.3% of our net income. Our operations in Bermuda generated 93.9% of our revenue from North America in 2002.

          All of our business divisions are active in our Bermuda head office location. Our banking divisions, Corporate Banking and Community Banking, together generate more than half of our total North American revenues from our Bermuda home base. Our Corporate Banking division provides its full range of products and services to its Bermuda client base, which includes the Bermuda-based insurance industry, other multinational companies and local Bermuda corporations. Our Community Banking division operates solely in Bermuda where it provides local residents with personal banking, investment, and lending products. Our Global Fund Services and Private Client Services divisions service from Bermuda both locally-based and overseas clients and offer their full range of products and services.

          Our New York presence is through our subsidiary, Bank of Bermuda (New York) Limited, or Bank of Bermuda—NY, a limited-purpose trust company whose principal business is the provision of valuation and accounting services to foreign and domestic investment vehicles. Our New York office is a developing centre for our Global Fund Services business and we are introducing technology and building capacity to grow our alternative fund business from this location. Currently, traditional fund clients represent approximately one third of our GFS North American business and the remaining two thirds is represented by alternative asset clients, such as hedge funds, emerging market funds, funds of funds and private equity funds.

          In the Cayman Islands, we service investment funds and provide banking, trust and investment services to private clients.

          Europe

          Our offices in Europe are located in a number of financial centres. In 2002, our European operations contributed 23.2% of our total revenue, and 17.0% of our net income. Our GFS division currently generates approximately 65% of our total revenues in Europe, with our PCS division contributing approximately 30% and Corporate Banking accounting for the remainder.

          Our locations in Guernsey and the Isle of Man service clients of each of our three international business divisions and offer their full range of products and services. Our office in Jersey provides clients access to our GFS and PCS businesses. Our offices in Dublin and Luxembourg are currently largely focused on our Global Fund Services business. Our existing fund administration business in Europe is divided between traditional and alternative funds, and we believe that the development of the hedge fund industry is an important trend that will be a driver of future growth in this region. We have added staff to our sales teams in Europe, focusing particularly on the development of the Dublin office.

          In 1996, we acquired Le Masurier, James and Chinn Limited, a stock brokerage company in Jersey, to augment our investment service delivery in Europe. In 1998, we opened an office in Stirling, Scotland to provide global information systems support to our businesses. Our strategic location in Stirling allows our information systems division to work closely with our offices around the world as the time difference between Stirling and our other offices allows interaction during office hours. In February 2002 we received a banking licence from the Central Bank of Ireland and have incorporated a new subsidiary, Bank of Bermuda (Europe) PLC, to offer banking services from our Dublin office.

          Asia-Pacific

          Our Asia-Pacific region includes offices in Hong Kong, Singapore, the Cook Islands and New Zealand. In 2002, our Asia-Pacific operations contributed 20.8% of our total revenue, and 18.7% of our net income. Our operations in Hong Kong generated 85.3% of our revenue from the Asia-Pacific region in 2002. Global Fund Services generates approximately 75% of our total Asia-Pacific revenue, with Private Client Services contributing the remainder.

          Our existing GFS client base in the Asia-Pacific region largely consists of traditional funds, including pension funds. In 2000, we were appointed to service funds that represented 24% of contributions to new Hong Kong government-mandated pension funds known as Mandatory Provident Funds, or MPF. This new pension fund market complemented our established pension fund business in Hong Kong. The investment in people and systems to support the MPF business was substantially completed in late 2000, and contributions to the new MPF funds began in early 2001. We expect the related revenues to build over time, as they are based on the fund asset values, which steadily accumulate as contributions are received. The current rate of MPF contribution flows is approximately $750.0 million per annum.

          Our Singapore office also provides trust services to both corporate and private clients in the Asia-Pacific region. In addition, we have a leading position in the small, but growing Singapore fund industry.

          Our business units in the Cook Islands and New Zealand provide private trust services. In the Cook Islands, company management is also undertaken on a selective basis in conjunction with these trustee appointments.

          Although the ongoing growth of pension funds is a key driver of our current growth in the Asia-Pacific region, we anticipate that alternative asset management products will form a larger part of our strategy in the region going forward. In 2003, we plan to introduce technology in the Asia-Pacific region to further improve our servicing capability to this market. Specifically, the Bank will implement Advent Software’s “Geneva” real-time global portfolio accounting system and “Advent Partner” partnership accounting system.

          The following chart summarises and outlines some key information for each of the offices in our international network as of December 31, 2002:

	Client Group Serviced

	Global	Private
	Fund	Client	Corporate	Community	Number of	Operations
Office	Services	Services	Banking	Banking	Employees	Commenced

North America
Bermuda	x	x	x	x	1,192	1889
The Cayman Islands	x	x			11	1988
New York	x				85	1983
Europe
Dublin	x				197	1991
Guernsey, Channel Islands	x	x	x		175	1973
Isle of Man	x	x	x		111	1972
Jersey, Channel Islands		x			56	1972
London	x	x			30	1968
Luxembourg	x	x			185	1987
Stirling, Scotland(1)					127	1998
Asia-Pacific
Cook Islands	x	x			19	1994
Hong Kong	x	x			644	1974
New Zealand		x			2	1994
Singapore	x	x			125	1993
Other
Bahrain	x				2	1997

(1)	Our Stirling office provides global information systems support.

     Capital Expenditures and Divestitures

          The following are our principal capital expenditures for the three years ended December 31, 2002:

•	In 1999, we commenced the renovation of our head office located at 6 Front Street, Hamilton, Bermuda. This project is estimated to cost $18.1 million and we had incurred costs of $11.0 million at December 31, 2002.

•	In 2001, we began a project to install a new accounting and reporting system for GFS. The estimated cost of the project is $13.6 million and we had incurred costs of $8.1 million at December 31, 2002.

•	In 2002, we began a project to upgrade our banking and treasury systems. The estimated cost of the project is $28.6 million and we had incurred costs of $2.9 million at December 31, 2002.

•	We are investing in a data-warehouse based Management Information System that will enable detailed individual client and product profitability reporting to facilitate decision-making and management processes. It will also improve forecasting and planning capabilities and automate the production of business analyses that are currently generated manually. The estimated cost of the project is $12.8 million and we had incurred costs of $3.1 million at December 31, 2002.

•	On an ongoing basis, we replace or upgrade our information systems. Capital expenditures for systems-related projects was $12.1 million for fiscal year ended December 31, 2002, $17.7 million for fiscal year ended December 31, 2001, $8.4 million for the six months ended December 31, 2000 and $11.3 million for fiscal year ended June 30, 2000.

          There have been no significant divestitures during the three years ended December 31, 2002. However, see “Item 5. Operating and Financial Review and Prospects—Consolidated Results of Operations—Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Other Income/(Loss)—First Ecommerce Data Services (FEDS)” for a

discussion of the sale of our interest in First Ecommerce Data Services and “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000—Gains/(Losses) on Available for Sale Marketable Securities” for a discussion of the sale of our interest in First Ecom.com and the London Stock Exchange, respectively. In addition, see “—Properties” for a discussion of the sale of our office building in Guernsey and the planned sale of our office building in the Cayman Islands.

     Competition

          Internationally, we face substantial competition in every line of products and services we offer. In addition to deposit taking institutions, we face competition from investment banking companies, advisory firms, insurance companies, private trustees, law firms and brokers. Many of these competitors are household names worldwide and have substantially greater resources than we have. Our principal international competitors for GFS clients include a number of major global financial institutions. The most significant competition to our PCS division comes from many prominent international money managers and international private banking organisations. We compete on the basis of a number of factors, including the quality of our products and services, our reputation, our international network of offices in leading financial centres and price.

          There are only four licenced banks in Bermuda. In addition to us, there are The Bank of N. T. Butterfield & Son Limited, Bermuda Commercial Bank Limited and Capital G Bank. The Bank of N. T. Butterfield & Son Limited competes with us in several jurisdictions outside of Bermuda, including the Cayman Islands and Guernsey, and provides a full range of banking services in Bermuda. Bermuda Commercial Bank Limited does not have any operations outside of Bermuda and does not conduct any retail banking business, but competes with us in Bermuda for our Bermuda-based corporate banking business. Capital G Bank competes with our community banking division in Bermuda. There are approximately 36 licenced trust companies in Bermuda, some of which are subsidiaries of major international banking institutions. There are also a number of corporations providing corporate trust services from Bermuda. We compete directly with all of these organisations.

     Risk Management

          We group the many forms of risk we face into three broad categories:

•	credit risk—arising when others fail to fulfil commitments they have made to us;

•	operational risk—arising from our day-to-day business activities; and

•	market risk—resulting from the interest rate and foreign exchange risk from our core borrowing, lending and investment activities. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

          We have adopted a consolidated approach to risk management through the creation of three levels of oversight, which includes the risk management committee, the risk management division, and the risk management working groups.

          The risk management committee provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank’s management, business groups and support functions to identify, monitor, measure and control risk.

          The risk management division identifies and evaluates areas or activities considered to be high risk from a corporate perspective, provides central co-ordination of balance sheet management, strategic liquidity and other issues, manages the Bank’s global policies and practices, provides oversight for treasury activities, and leverages appropriate resources throughout the organisation to enhance the risk management process. This team also recommends and assists in implementing corrective measures.

          The risk management division, working with other areas of the Bank, seeks to establish and maintain an effective risk management process and structure, assess business risk across products, services and at the institutional level, develop business risk management strategies, develop and implement risk management capabilities, monitor and report risk management performance, continuously improve business risk management processes and institutional risk management capabilities.

          The risk management working groups consist of the credit policy committee, the asset and liability committee, the market risk committee and the compliance officers operating working group.

          Credit Risk

          Credit risk is inherent in our client lending activities and our capital market activities. Management of credit risk is a primary responsibility of our business divisions, with overall responsibility and oversight assigned to our credit risk management unit, which exercises this role through the established credit structure in accordance with policies established by our credit policy committee. The credit policy committee is chaired by the chief credit officer, who reports to our head of risk management.

          In addition to approving credit policies and guidelines, the credit policy committee ratifies the limits of lending authority that are delegated to the heads of the various credit portfolios, as well as the conditions under which these limits may be exercised. Upon the recommendation of the portfolio head, the chief credit officer may delegate limits to subordinates on the basis of need, experience and qualifications. Individual credit authority is limited to specified amounts, transaction types, risk categories and collateral structures within specified portfolios. Credit decisions involving commitment exposures in excess of the specified individual limits are approved within credit risk management and by the respective business head, depending on the transaction size.

          Business units are responsible for assigning the risk ratings to obligors and conducting annual reviews of the credit relationship. Validating the consistency and accuracy of the risk ratings applied and evaluating the business unit’s underwriting and risk management of credit exposures are a key part of the periodic credit reviews performed by the credit review team. The credit review unit, which is comprised of credit officers and reports to the chief credit officer, conducts on-site, in-depth credit reviews in the Bermuda and overseas lending units and issues written reports of their findings including a rating methodology of key credit process elements of the reviewed portfolio, along with management comments from the lending unit reviewed. Frequently, review teams are supplemented by a guest reviewer from another business unit who joins the team for a specific review. This broadens the skills base of each review team and provides credit training for the guest reviewers. The credit risk management department tracks corrective action being taken by the relevant business units on an ongoing basis.

          On a quarterly basis, our credit risk management department examines impaired and delinquent loans to analyse the adequacy of specific provisions and adjusts provisions as they deem necessary, in accordance with our provisioning policies. The unit also plays an active oversight role and works with the lending units on an ongoing basis to establish remedial action strategies for impaired loans and monitors the implementation of those plans.

          The credit risk management unit has overall responsibility for the management and monitoring of country risk exposures, as well as establishing appropriate policies and guidelines. In addition, individual overseas offices have responsibility for monitoring exposures within specific regions.

          Our day-to-day capital markets products operations include investments in money market and other debt instruments, interest rate and foreign exchange trading on behalf of clients, and international money transfers. These activities give rise to substantial daily settlements between us and other financial institutions and other counterparties, in addition to the credit risk of the investment and money market portfolio. Counterparty limits are assigned and closely monitored by the capital markets credit team, which reports to the head of capital markets products and to the chief credit officer.

          Our global custody operations also generate credit risk. Our GFS client base often invests in emerging markets and we believe that our experience in emerging market funds management is one of our key strengths. We have developed a comprehensive sub-custodial network for our emerging markets business. Sub-custodians are subject to strict selection criteria.

          In these emerging markets, our clients, and not us, are generally responsible for local custody risks. Where we appoint a sub-custodian under the specific direction of the client, we will typically negotiate to reduce our potential level of liability. We do not accept liability for losses arising from political and sovereign events, war and insurrection or acts of God, unless the client can demonstrate that we failed to make reasonable efforts to protect the client’s assets or it is defined as our responsibility under local law. In addition, we generally do not accept liability for any loss caused by reason only of the liquidation, bankruptcy or insolvency of any agent, sub-custodian or delegate that is not affiliated with us.

          Operational Risk

          The financial and business industry has historically focused on market and credit risk. However, recent events in the industry have shown that institutions need to pay equal attention to operational risk. Operational risk is the exposure created by deficiencies or failures in internal processes, systems or information flows that may result in an unexpected loss. External events may also directly or indirectly create operational risk. The time horizon for this type of risk is wide and often difficult to quantify. Losses may affect business relationships, which could result in legal or regulatory actions. In other circumstances, operational risks can give rise to credit and market risk.

          Our operational risk management processes are integrated directly into our businesses and operate as a regular process across risk types, business lines and into business strategic plans. These processes must be periodically re-evaluated within the ever-changing context of regulatory statutes, industry best practices and the markets in which we conduct business.

          The execution of operational risk processes is the responsibility of all Bank staff through awareness and application of the Bank’s systems of internal controls. Overall management of operational risk is the responsibility of our business heads and senior management. The risk management division provides direct assistance and oversight on controls and internal processes. These controls are subject to day-to-day oversight by compliance staff and periodic review from our internal audit group. We also seek to manage this risk by having procedure manuals, different levels of transaction verification and appropriate separation of responsibilities. The risk management division also attempts to provide an overview of the Bank’s operational exposures across the institution in a common framework. The team provides tools and methodologies that may be used throughout the organisation to ensure controls are embedded within operational processes.

     Regulation and Supervision

     Regulation and Supervision in Bermuda

          We are subject to regulation and supervision by the Bermuda Monetary Authority, or BMA, under:

•	the Bermuda Monetary Authority Act 1969;

•	the Banks and Deposit Companies Act 1999;

•	the Trusts (Regulation of Trust Business) Act 2001; and

•	the Investment Business Act 1998.

          We are also subject to regulation by the Minister of Finance under the Companies Act 1981.

          Supervision and Monitoring by the Bermuda Monetary Authority

          Our activities are monitored by the BMA on an on-going basis. One of the principal objectives of the BMA is to supervise, regulate and inspect Bermudian financial institutions to ensure their financial stability and soundness. The monitoring is primarily for the benefit and protection of our customers and not the benefit of our investors. The BMA is also responsible for managing and regulating transactions in foreign currency or gold on behalf of the Government of Bermuda.

          In addition to conducting on-site reviews to perform its duties, the BMA utilises a comprehensive quarterly statistical return system which enables off-site monitoring. The system, which follows the standards imposed on banks in the United Kingdom by the Financial Services Authority and is consistent with Basel Committee Standards (see “—The Basel Committee on Banking Supervision”), provides the BMA with a detailed break-down of a bank’s balance sheet and profit and loss accounts on both a consolidated and unconsolidated basis. This information enables the BMA to monitor the soundness of a bank’s financial position and ensure that it meets the minimum total capital ratio of 10%. Total capital ratio is calculated by dividing risk weighted assets into total capital where total capital is equal to the sum of Tier 1 and Tier 2 capital and risk weighted assets is calculated by assigning a risk weight to each asset and exposure.

          The BMA’s approach to the definition of capital reflects international best practice and, in particular, the work of the Basel Committee. In order to qualify as Tier 1, or core capital, capital must be fully paid up, have no fixed servicing or dividend costs attached to it, and be freely available to absorb losses ahead of general creditors. Capital also needs to have a very high degree of permanence if it is to be treated as Tier 1. Tier 1 capital consists of permanent share capital, share premiums, other surpluses and retained profit and loss arising during the current year, where verified by an institution’s external auditors. Our Tier 2, or supplementary capital, consists of general provisions (only up to a total of 1.25% of total risk weighted assets). Tier 2 capital can also consist of reserves arising from the revaluation of tangible fixed assets, minority interests in Tier 2 preferred shares and qualifying subordinated term debt. The BMA also requires that each bank in Bermuda hold Tier 1 capital in an amount that exceeds the value of its Tier 2 capital. As of December 31, 2002, our total capital was $659.0 million, which was composed of approximately $638.4 million in Tier 1 capital and approximately $20.6 million in Tier 2 capital, and our risk weighted assets was equal to approximately $4.3 billion, resulting in a total capital ratio of 15.4%.

          In the United States, the Federal Reserve Board guidelines for risk-based capital requirements, applicable to all bank holding companies, require the minimum ratios of Tier 1 capital and total capital to risk adjusted assets to be 4% and 8% respectively. Furthermore, the Federal Reserve Board has adopted leverage capital guidelines requiring bank holding companies to maintain a minimum Tier 1 leverage ratio, which is the ratio of Tier 1 capital to total quarterly average assets, of at least 3%. However, the regulations define “well capitalised” for bank holding companies to mean a minimum Tier 1 risk-based capital ratio of 6%, a minimum of total risk-based capital ratio of 10% and a minimum Tier 1 leverage ratio of 5%. We are not subject to the guidelines of the Federal Reserve Board. However, if we were so subject, as of December 31, 2002, our capital adequacy ratios would qualify in the “well capitalised” category because of our total capital ratio of 15.4%, Tier 1 capital ratio of 14.9%, and Tier 1 leverage ratio of 6.0%.

          As our home country supervisory authority, the BMA is responsible for the consolidated supervision of our worldwide operations. There are also host regulatory bodies performing a similar function to that of the BMA in all major locations in which we operate. Many of these local authorities require detailed reporting on the activities of our branches and subsidiaries located in their jurisdictions. As part of its oversight process, the BMA receives copies of each of these reports on a regular basis and liases with the regulatory authorities in the respective locations.

          Banks and Deposit Companies Act 1999

          Licensing Restrictions and Contingencies

          The Banks and Deposit Companies Act 1999, or BDCA, prohibits any person from carrying on a deposit-taking business in or from within Bermuda unless that person is incorporated in Bermuda and licenced by the BMA under the BDCA. The BDCA provides for two classes of licences, banking licences and deposit company licences. We hold a banking licence and a deposit company licence. A company which holds a banking licence must provide a range of minimum services to the public in Bermuda, including checking accounts, other deposit accounts, loan facilities in Bermuda dollars, foreign exchange services and credit card or debit card facilities. A company holding a deposit company licence typically offers a small range of services but must also provide some specified services to the public in Bermuda, including savings, deposit or other similar accounts in Bermuda dollars and loans in Bermuda dollars secured on mortgages of real property in Bermuda.

          As the agency responsible for administering the BDCA, regulating deposit-taking businesses and protecting depositors, the BMA has broad authority to compel companies licenced under the Act to take or cease specific actions and comply with informational or access requests. The BMA can do, or compel these companies, including us, to do, any or all of the following:

•	provide such information as the BMA may reasonably require for the performance of its functions under the BDCA;

•	submit a report prepared by our auditors or by an accountant or other person with professional skills on any matter relating to our deposit-taking business;

•	produce documentation or other information relating to our deposit-taking business;

•	enter our premises to obtain information and documents;

•	examine, copy or retain any documents relating to our deposit-taking business;

•	appoint an inspector to carry out an investigation of our affairs; and

•	restrict the scope of a licence or revoke a licence.

          The BMA provides guidance on how it interprets aspects of the BDCA. In addition, the BMA has the power to vary, suspend or revoke our banking licence and to give us directions if it feels these are necessary to protect our depositors. Our failure to comply with any of the statutory requirements set forth in the BDCA could result in criminal penalties.

          We are required to report certain transactions to the BMA. These include any transaction relating to any one person as a result of which we would be exposed to the risk of incurring losses in excess of 10% of our available capital resources, or where we propose to enter into a transaction relating to any one person, which, either alone or together with previous transactions entered into by us in relation to the same person, would result in us being exposed to the risk of incurring losses in excess of 25% of our available capital resources. This also applies where the transaction relates to different persons if they are connected in such a way that the financial soundness of any of them may affect the financial soundness of the others. The BMA may extend the scope of this requirement to our subsidiaries even if these subsidiaries are not licenced. Relevant transactions include those where a person incurs an obligation to us, where we may incur an obligation if the relevant person defaults on an obligation to a third party and where we incur an obligation to acquire an asset the value of which depends wholly or mainly upon the relevant person performing his obligations or otherwise on his financial soundness. Our available capital resources may be determined by the BMA after consultation with us and in accordance with principles published by the BMA. It is an offence for us to fail to make the required reports.

          Shareholders of a Deposit-Taking Institution

          Under the BDCA, any person who becomes a significant shareholder of a deposit-taking institution, which is defined to include persons, either alone or with associates, who hold 5% or more of the voting shares of the institution, or the right to vote, or control the vote of, 5% or more of those shares, must notify the BMA in writing of that fact within seven days. Failure to provide the BMA with prompt and appropriate notice would make the person guilty of an offence that could result in a fine.

          The BDCA prohibits a person from becoming a shareholder controller of any company licenced under the BDCA unless he provides written notice to the BMA of his intent to do so. A shareholder controller is generally a person who holds 10% or more of the shares of the financial institution, has the right to vote, or control the vote of, shares having 10% or more of the voting power of the institution, or otherwise is able to exercise significant influence over the management of the institution. If the BMA objects to a person’s proposal to become a shareholder controller, it will provide the requesting person with notice of its objection. However, if three months pass from the date of giving notice without the BMA serving a notice of objection, then the person may become a shareholder controller to the extent stated in his proposal. In practice, the BMA’s procedure is always to respond to a proposal.

          The BDCA distinguishes between shareholder controllers of the following descriptions: “10% shareholder controllers,” “20% shareholder controllers,” “30% shareholder controllers,” “40% shareholder controllers,” “50% shareholder controllers,” “60% shareholder controllers” and “principal shareholder controllers” who have a 75% or greater interest. A shareholder controller who intends to increase his shareholding (meaning ownership of shares or the ability to exercise or control the exercise of voting rights attached to shares) so as to become a shareholder controller at an increased level must provide written notice to the BMA that he intends to do so. It is an offence not to give this notice. The BMA may object to a shareholder controller’s request to acquire additional shares. If a person becomes a shareholder controller of any description in spite of the BMA’s objection to his becoming a shareholder of that description or if a shareholder controller fails to comply with the foregoing notice requirements or if a shareholder controller continues as such after being given notice of objection to his being a shareholder controller, the BMA may take the actions specified in the BDCA, including revoking the relevant licence (where a 50%, 60% or principal shareholder controller is involved) or mandating that any specified shares become subject to one or more of the following restrictions:

•	any transfer of or agreement to transfer those shares or, in the case of unissued shares, any transfer of or an agreement to transfer the right to be issued with them, will be void;

•	no voting rights will be exercised in respect of the shares;

•	no further shares will be issued in right of them or pursuant to any offer made to their holder; and

•	except in liquidation, no payment will be made of any sums due from the deposit-taking institution on the shares.

          The court may, on the application of the BMA, order the sale of any specified shares. Any person may appeal to a tribunal constituted under the BDCA for a review of a notice of objection given by the BMA as described above. In addition, if a party has been subject to any of the restrictions set forth above, the tribunal may determine that they will continue to be subject to those restrictions.

          In the event that the BMA imposes any of the restrictions listed above, the restrictions may apply to:

•	all shares of the deposit-taking institution in which the person in question is a shareholder controller of the relevant description which (1) are held by him or any associate of his and (2) were not so held immediately before he became such shareholder controller of the institution; or

•	all shares in another company where the person in question became a shareholder controller (1) as a result of the acquisition by him or any associate of his of shares in that other company and (2) the shares were not so held before he became a shareholder controller of that institution.

          A company licenced under the BDCA must give written notice to the BMA in the event that any person has either become or ceased to be a director, controller or senior executive of the licenced company. For this purpose, the term controller includes a shareholder controller, a managing director, a chief executive or a person whose duties include directing the actions of the board of directors of the licenced company or its holding company.

          Trusts (Regulation of Trust Business) Act 2001 (The Trusts Business Act)

          The principal purpose of the Trusts Business Act, which came into effect on January 25, 2002, is to regulate “trust business,” which is generally defined as providing the services of a trustee. Under the Trusts Business Act, a licence is required to conduct trust business in or from within Bermuda. Licences are designated either “unlimited” or “limited.” Only corporations are entitled to obtain unlimited licences, which allow them to conduct trust business and solicit business from the public generally. Limited licences are granted to partnerships or individuals and entitle them to hold trust assets valued up to a specified amount. At present, we and certain of our subsidiaries hold unlimited licences issued by the BMA pursuant to the Trusts Business Act.

          Prior to the implementation of the Trusts Business Act, the regulation of trust business was the responsibility of the Minister of Finance, but is now delegated to the BMA. There is a right of appeal to a tribunal appointed by the Minister on decisions of the BMA regarding restrictions, revocations or rejections of licence applications, and a right of further appeal to the Supreme Court of Bermuda on any points of law. Pursuant to section 6 of the Trusts Business Act, the BMA has published a Statement of Principles, which clarifies various aspects of the legislation, including the BMA’s power to grant, revoke or restrict a licence and to obtain information or require the production of documents. Furthermore, pursuant to section 7 of the legislation, the BMA published a Code of Practice to assist licencees with their compliance with the duties, requirements and standards of licencees under the Trusts Business Act.

          In particular, the BMA has power to:

•	impose conditions on a licence to protect a client or potential client of a licencee. Conditions relating to the licencee’s scope and type of business may also be imposed;

•	revoke a licence if the licencee has not complied with the licencing criteria; and

•	request and obtain information from a licencee to ensure compliance with the provisions under the Trusts Business Act, and to safeguard the interests of the licencee’s clients.

          Investment Business Act 1998

          The Investment Business Act, which became effective on January 1, 2000, prohibits any person from carrying on, or purporting to carry on, an investment business in or from within Bermuda unless that person holds a licence granted under the Investment Business Act, or is exempted from holding a licence. A contract made in connection with an investment business by a person that does not have a licence or is not exempt from the requirements to hold a licence will not be enforceable by that person. The Investment Business Act defines “investment business” broadly as the business of dealing in securities, arranging deals in securities, managing or offering securities and giving advice on securities. The BMA is given the authority to grant licences and to supervise licence holders. The BMA will only grant a licence if it is satisfied that the applicant complies with licensing criteria set out in the Investment Business Act, which include that senior executives of the applicant are fit and proper persons to carry on such business, the applicant has sufficient personnel, consultants or advisors with adequate knowledge, skill and experience necessary for the conduct of the business, that the applicant has an auditor nominated or approved by the BMA, and that the applicant has sufficient capital to carry out the type and scope of investment business proposed.

          At the present time, we and our wholly owned subsidiaries, Bermuda International Securities Limited and Bermuda International Investment Management Limited, hold licences under the Investment Business Act.

          The Investment Business Act grants the BMA the power to require an accountant’s report on a licence holder, to appoint an inspector to carry out an investigation into the affairs of a licence holder and to demand the production of documents or information relating to the investment business of a licence holder. The Investment Business Act also grants the BMA broad powers to enforce the provisions of the Investment Business Act, including powers to issue directions, to vary, suspend or cancel a licence, to appoint a custodian manager of an offending investment business, to levy fines and to seek from the court injunctions and restitution orders. If the BMA considers that an investment provider knowingly and wilfully has breached any condition imposed on its licence, the licensing criteria or any other duty or obligation under the Investment Business Act or has been carrying on investment business in a manner detrimental to the interest of its clients and creditors, or contrary to the public interests, the BMA may issue a direction of compliance, vary, suspend or cancel the licence of the investment provider or appoint a custodian manager to manage the investment business. Where a licence is either varied or suspended on these grounds, the BMA may implement such variation or suspension immediately. The Investment Business Act establishes a review committee to conduct reviews of BMA decisions at the request of aggrieved licence holders. A licence holder may apply for a review of the conditions attached to its licence, a decision of the BMA to vary, suspend or cancel its licence and, where the investment provider previously held a licence which was not cancelled, the rejection of its application for a further licence.

          Companies Act 1981

          Notwithstanding the fact that the Bank is subject to regulation and supervision by the BMA under the terms of the BDCA, as a Bermuda local company, we are also subject to regulation by the Minister of Finance under the terms of the Companies Act 1981. Under this Act the Minister may, for instance, appoint an inspector to investigate our affairs.

          The Minister of Finance has issued a licence under the Companies Act 1981 that allows the Bank to carry on business in Bermuda without compliance with the requirements that the Bank be controlled by Bermudians, that at least 60% of the total voting rights attached to our common shares be exercisable by Bermudians and that 60% of our shares be beneficially owned by Bermudians. Under the terms of the licence, the Bank is required to report annually to the Minister the identity of the persons that the Bank has determined to be 10% shareholder controllers and 30% shareholder controllers of the Bank within the meaning of the BDCA. Where the Bank determines that a person has become a 30% shareholder controller, the Bank is required to advise the Minister in writing within 14 days of such determination. In addition, the Bank is required to monitor the number of shares owned by a shareholder controller to establish whether that person is a 40% shareholder controller. Where the Bank determines that a person has become a 40% shareholder controller, the Bank is required to advise the Minister in writing within 14 days of the determination. The voting rights of a 40% non-Bermudian shareholder controller will be restricted unless the Minister consents to such person, as described in “Item 10. Additional Information—Voting.” Unless extenuating circumstances or prudential concerns exist, as determined by the BMA, 60% of our directors shall be Bermudian. In addition, the Bank is required to consult with the Minister concerning any continuation, transfer, liquidation or amalgamation that would result in a change of control or winding-up of the Bank. Our licence does not have an expiration date. However, the Minister may revoke, suspend or amend the licence at any time for the following reasons:

•	for a contravention of any condition subject to which the licence was granted;

•	the Bank is carrying on business in a manner contrary to the public interest;

•	the Bank ceases to carry on business in Bermuda;

•	the Bank commences a liquidation or is wound up or otherwise dissolved; or

•	the Bank fails to comply with any directive or requirement issued by the Minister under the Companies Act 1981.

          Stamp Duties Act 1976

          Under various circumstances, the provisions of the Stamp Duties Act 1976 may subject transfers of our common shares to stamp duty at ad valorem stamp duty rates on a progressive scale. At present, the provisions of the Bermuda Stock Exchange Act 1992, as amended, provide that transfers of our common shares on sale or by voluntary conveyance inter vivos are not subject to stamp duty as a result of the listing of our common shares on the BSX.

          Foreign Exchange Transactions

          The payment of cash dividends to non-residents of Bermuda by Bermuda companies requires the permission of the Controller of Foreign Exchange. We currently pay cash dividends to non-Bermuda residents in U.S. dollars. The present policy of Bermuda’s Controller of Foreign Exchange permits the conversion of Bermuda dollars and payment of dividends in foreign currency to shareholders who are “non-residents” of Bermuda, provided that all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer for this purpose. While we currently have no reason to believe that the Controller of Foreign Exchange will change this policy, if the Controller of Foreign Exchange were to do so, our ability to pay dividends to non-Bermuda residents could be impaired. See “Item 3. Key Information—Risk Factors—Our Ability to Pay Dividends to Non-Bermuda Residents and the Transfer of Our Common Shares to Non-Bermudians Could Be Impaired by Bermudian Regulations.”

          General Bermudian Supervision

          We are required to pay an annual fee in Bermuda for our licence under the BDCA at the current rate of $1.5 million. We are also required to pay an aggregate amount of $24,750 annually for our licences and the licences of our wholly owned subsidiaries under the Trusts Business Act, the Investment Business Act 1998 and the Companies Act 1981.

          Regulation and Supervision in the United States

          We do not presently maintain any direct offices, such as branches, agencies or representative offices, in the United States. Our only U.S. presence is through our subsidiary, Bank of Bermuda—NY, a limited-purpose trust company. Because we do not maintain any direct offices in the United States or own or control a bank, as defined under the U.S. Bank Holding Company Act of 1956, or a commercial lending company there, we are not subject to regulation by any U.S. federal bank regulatory agency.

          On October 26, 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001. Title III of the USA PATRIOT Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extraterritorial jurisdiction of the United States.

          The U.S. Treasury Department has issued a number of regulations implementing the USA PATRIOT Act that apply certain of its requirements to limited-purpose trust companies like Bank of Bermuda—NY. The regulations impose new obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The U.S. Treasury Department is expected to issue a number of additional regulations which will further clarify the USA PATRIOT Act’s requirements.

          Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution.

          As a limited-purpose trust company chartered under New York law, Bank of Bermuda—NY is subject to the New York Banking Law and its reporting requirements and is subject to examination by the New York State Banking Department. As a general matter, a limited-purpose trust company is required to file reports of condition with the New York State Banking Department on a quarterly basis and to have its directors certify its financial condition annually to the New York State Banking Department. In addition, as part of its regulatory obligations, a limited-purpose trust company is required to file reports of suspicious activity or potential criminal activity with the New York State Banking Department and with appropriate federal agencies. The New York State Banking Department examines Bank of Bermuda—NY at least annually for compliance with applicable law and for safety and soundness in its policies, procedures and practices. The New York State Banking Department also has the right to conduct special examinations, if needed.

          Bank of Bermuda—NY is considered a “banking institution” for purposes specified under the New York Banking Law. Under the New York Banking Law, no person or entity is allowed to acquire direct or indirect “control” of a banking institution without the prior consent of the New York State Banking Board, which consent involves a detailed written application to the New York State Banking Department. “Control” for these purposes is defined to include the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a banking institution, whether through ownership of voting stock or otherwise. “Control” will be presumed to exist where any company, directly or indirectly, owns, controls or holds with the power to vote 10% or more of the voting stock of any banking institution or any company which holds this type of power.

          Any company seeking to acquire 10% or more of our voting stock or to “control” us, and thus exercise indirect control over Bank of Bermuda—NY, will be required to take either of the following actions:

•	obtain approval from the New York State Banking Board to make its proposed acquisition; or

•	apply to the New York State Superintendent of Banks for a ruling that the facts of its proposed acquisition do not constitute “control” of Bank of Bermuda—NY.

          The Organisation for Economic Co-operation and Development

          The Organisation for Economic Co-operation and Development, or OECD, is an international organisation which serves as a forum for 30 major economic powers to discuss and develop economic and social policy. The OECD engages in a wide range of activities, from publishing policy studies to establishing legally binding codes and agreements, such as codes for the free flow of capital and services and agreements to attack bribery. The OECD’s member countries meet in committees, several of which review economic issues. The members of the OECD are authorised under the Convention on the Organisation for Economic Co-operation and Development to make decisions that are binding on member states and to take coordinated action where appropriate in order to further the OECD’s economic, trade and employment objectives. Accordingly, the OECD may review several Bermudian policies, including economic, fiscal and taxation policies, if they affect member countries or the international community. Bermuda is not a member of the OECD. However, Bermuda is an overseas territory of the United Kingdom, and the United Kingdom is a member of the OECD.

          In June 2000, the OECD released a report entitled “Harmful Tax Competition: Progress in Identifying and Eliminating Harmful Tax Practices” to address practices perceived by the OECD as unfairly eroding the tax bases of other countries and distorting the location of capital and services. The OECD’s tax project endeavoured to ensure the fair allocation of the international tax burden and to prevent tax policy from being the main factor in placing capital. The OECD’s report identified 35 jurisdictions as “tax havens” whose tax policies were intended to attract assets from individuals and entities seeking to escape taxation in their home countries. Bermuda and five other jurisdictions were not included on the list of tax havens because they each made a public commitment at the highest level, a so-called “Advance Commitment,” prior to the release of the OECD report. Bermuda made its Advance Commitment to the OECD Secretary-General in a letter from its Deputy Premier and Minister of Finance dated May 15, 2000. The letter commits Bermuda to implement necessary changes to eliminate any harmful aspects of Bermuda’s financial services, and to refrain from modifying existing regimes or introducing new regimes that constitute harmful tax practices under the OECD report.

          In April 2002, the OECD’s Committee on Fiscal Affairs issued a list of unco-operative tax havens that could be subject to measures by OECD member countries if they do not change their tax policies in a timely manner. None of the jurisdictions from which the Bank operates is on this list.

          The Basel Committee on Banking Supervision

          The Basel Committee on Banking Supervision, or Basel Committee, formulates broad supervisory standards and guidelines and recommends statements of best practice for individual authorities to implement. The Basel Committee does not have any supranational supervisory authority and its conclusions are not legally binding. The Basel Committee, meeting three to four times a year at the Bank for International Settlements in Basel, Switzerland, is mostly composed of representatives of the central banks of the Group of Ten countries. Bermuda is not a member country of the Group of Ten. However, Bermuda is an overseas territory of the United Kingdom, and the United Kingdom is a member of the Group of Ten. In April 2003, the Basel Committee issued a revised proposal for a New Basel Capital Accord, which focuses on minimum capital requirements, supervisory review of the capital adequacy and internal assessment processes of institutions and market discipline through effective disclosure to encourage sound banking practices. The New Basel Capital Accord is likely to modify the method for calculating risk-based capital ratios, which could result in the Bank increasing the amount of capital it maintains relative to its assets. The Basel Committee is currently requesting comments on its revised proposal, seeking implementation of the new framework in each country at year-end 2006.

          Other Regulation

          Our offices, branches and subsidiaries located in jurisdictions outside of Bermuda and the United States must comply with various legal requirements applicable to banks and similar financial institutions conducting business in these jurisdictions. Our activities in these jurisdictions are typically supervised by a financial services commission or a monetary authority or similar agency. These regulators generally impose capital adequacy reserve, reporting and other regulatory requirements or conditions on our operations.

     Subsidiaries of the Bank

          The following table lists our significant subsidiaries. All of these subsidiaries are wholly owned:

Name	Country of Incorporation

Bermuda International Investment Management Limited Bank of Bermuda (Europe) PLC Bank of Bermuda (Guernsey) Limited Bank of Bermuda (Luxembourg) S.A.	Bermuda Ireland Guernsey, Channel Islands Luxembourg

     Properties

          We own our headquarters at 6 Front Street, Hamilton, Bermuda HM 11, as well as several other branch and administration buildings located in Bermuda. We have approximately 301,000 square feet of useable space in Bermuda, of which we own approximately 251,000 square feet, and we lease the balance. We lease 8,200 square feet of owned office space to third parties. Our headquarters consists of approximately 74,000 square feet of useable space. We also own office buildings in the Cayman Islands, Guernsey and the Cook Islands, consisting of an aggregate of approximately 48,200 square feet of office space, of which 23,500 square feet is leased to third parties. In 2002, we reduced our operations in the Cayman Islands. In connection with this downsizing in the Cayman Islands, our office building there, consisting of approximately 25,600 square feet of office space, was put up for sale. We received a purchase offer for the property which, together with other market information, indicated that the carrying value of the building was greater than its fair value. As a result of this information, its carrying value was written down by $2.5 million to its estimated fair value of $4.0 million, with the related charge recorded within Other Income/(Loss) in our Consolidated Statement of Income. During the year ended December 31, 2002, we sold an office building in Guernsey consisting of approximately 4,500 square feet of office space. We have also entered into discussions with third parties to sell a second office building we own in Guernsey, consisting of approximately 11,700 square feet of office space. We lease approximately 270,700 square feet for our other office facilities located outside of Bermuda, of which 2,800 square feet is sub-leased to third parties. There are no material encumbrances on any of our properties.

     Selected Statistical Information on Banking Operations

          Distribution of Assets, Liabilities, and Stockholders’ Equity; Interest Rates and Interest Differential

          Average Consolidated Balance Sheets

          The following table presents average consolidated balance sheets and net interest income for the periods shown:

	Assets
	For the Year Ended December 31,

	2002			2001			2000

								(unaudited)
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Yield	Balance	Income	Yield	Balance	Income	Yield

	(US$ in millions, except percentages)
Interest-Earning
Deposits with Banks(1)	$3,180	$73	2.30%	$4,090	$159	3.89%	$4,239	$232	5.48%
Marketable Securities — AFS(1)	3,411	88	2.57%	4,105	191	4.66%	3,425	235	6.86%
Marketable Securities — Trading(1)	1,257	50	4.00%	623	33	5.24%	548	34	6.10%
Loans — Bermuda(2)	1,297	76	5.84%	1,162	83	7.19%	1,204	99	8.22%
Loans — International(2)	380	14	3.71%	321	21	6.43%	445	32	7.30%

Total Interest-Earning Assets(3)	9,525	301	3.16%	10,301	487	4.73%	9,861	632	6.41%
Non-Interest Earning
Cash	47			37			37
Marketable securities — AFS	98			123			193

	Assets
	For the Year Ended December 31,

	2002			2001			2000

							(unaudited)
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Yield	Balance	Income	Yield	Balance	Income	Yield

	(US$ in millions, except percentages)
Other Assets	310			366			344

Total Assets	$9,980			$10,827			$10,435

(1)	All interest-earning deposits with banks and marketable securities are considered to be international.
(2)	The average balance of loans includes the amount of non-accrual loans. Interest income amounts exclude any related revenue.
(3)	The yields on interest-earning assets depend on the currencies in which we invest and also on the interest rates in the countries in which we invest.

		Liabilities
		For the Year Ended December 31,

		2002			2001			2000

								(unaudited)
		Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
		Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

		(US$ in millions, except percentages)
	Interest-Bearing
	Customer deposits
Bermuda	— Demand	$2,375	$18	0.75%	$2,273	$39	1.73%	$1,981	$63	3.21%
	— Term	2,228	47	2.08%	2,706	97	3.58%	2,976	163	5.47%
International	— Demand	2,330	21	0.92%	2,221	54	2.42%	2,193	83	3.79%
	— Term	1,895	39	2.08%	2,485	99	4.01%	2,141	118	5.49%

	Total Interest-Bearing Deposits(1)	8,828	125	1.41%	9,685	289	2.99%	9,291	427	4.60%
	Security Lending Agreements	15	—	2.22%	1	—	—	2	—	8.33%

	Total Interest-Bearing Liabilities	8,843	125	1.41%	9,686	289	2.99%	9,293	427	4.60%
	Non-Interest Bearing Deposits	248			221			229
	Other Non-Interest Bearing Liabilities	236			274			304

	Total Liabilities	9,327			10,181			9,826
	Shareholders’ Equity	653			646			609

	Total Liabilities and Shareholders’ Equity	$9,980			$10,827			$10,435

	Total Interest Income from Interest-Earning Assets		301	3.16%		487	4.73%		632	6.41%
	Total Interest Expense from Interest-Bearing Liabilities		125	1.31%		289	2.81%		427	4.33%

	Net Interest Margin		$176	1.85%		$198	1.92%		$205	2.08%

(1)	The rates paid on interest-bearing liabilities depend on the interest rates in the countries in which we accept deposits and also on the currency of the deposits.

          Total consolidated average assets decreased by $847 million during the year ended December 31, 2002 and reflected a decline in customer deposit volumes. Deposit volumes declined in late 2001 and remained at a lower average level throughout 2002. We believe that the eleven successive interest rate cuts by the U.S. Federal Reserve Board in 2001 led to the decline in deposit volumes as clients more actively managed their cash positions in the low interest rate environment.

          The average balance of our trading portfolio in 2002 was $1.3 billion, compared with $623.0 million in fiscal year 2001 and $548.1 million in calendar year 2000. Our trading portfolio consists of mortgage and asset-backed securities, which are managed by a third-party investment manager. At December 31, 2002, the value of the trading portfolio was approximately $495 million, compared with $1.3 billion at December 31, 2001 and $588 million at December 31, 2000. Late in 2001, we had decided to increase the size of the trading portfolio to enhance interest earnings, as the target return on this portfolio is approximately 20 basis points above that earned on our available for sale portfolio managed in-house. In October 2002, the decision was made to reduce the size of the portfolio back to its original $500 million level to improve earnings stability in more volatile market conditions.

          Analysis of Changes in Volume and Rate on Interest Income and Interest Expense

          The following tables present an analysis of changes in interest income and interest expense for the periods indicated. Changes not solely due to volume or rate have been allocated to volume.

	Year ended December 31, 2002 compared
	with year ended December 31, 2001	Increase/(Decrease) Due to Changes in
				Net Increase/
		Volume	Rate	(Decrease)

		(US$ in thousands)
	Interest Income Related to:
	Deposits with Banks	$(20,952)	$(64,907)	$(85,859)
	Marketable Securities — AFS	(17,792)	(86,007)	(103,799)
	Marketable Securities — Trading	25,376	(7,757)	17,619
	Loans — Bermuda	7,876	(15,767)	(7,891)
	Loans — International	2,197	(8,704)	(6,507)

	Total Interest-Earning Assets	$(3,295)	$(183,142)	$(186,437)

	Interest Expense Related to:
	Customer Deposits
Bermuda	— Demand	$758	$(22,433)	$(21,675)
	— Term	(9,956)	(40,402)	(50,358)
International	— Demand	994	(33,450)	(32,456)
	— Term	(12,209)	(48,191)	(60,400)

	Total Interest-Bearing Customer Deposits	(20,413)	(144,476)	(164,889)

	Security Lending Agreements	352	—	352

	Total Interest-Bearing Liabilities	$(20,061)	$(144,476)	$(164,537)

	Change in Net Interest Income	$16,766	$(38,666)	$(21,900)

Year ended December 31, 2001 compared
with (unaudited) year ended December 31, 2000	Increase/(Decrease) Due to Changes in
			Net Increase/
	Volume	Rate	(Decrease)

	(US$ in thousands)
Interest Income Related to:
Deposits with Banks	$(5,795)	$(67,432)	$(73,227)
Marketable Securities — AFS	31,699	(75,236)	(43,537)
Marketable Securities — Trading	3,907	(4,704)	(797)
Loans — Bermuda	(3,002)	(12,443)	(15,445)

Year ended December 31, 2001 compared
with (unaudited) year ended December 31, 2000		Increase/(Decrease) Due to Changes in
				Net Increase/
		Volume	Rate	(Decrease)

		(US$ in thousands)
Loans — International		(7,955)	(3,859)	(11,814)

Total Interest-Earning Assets		$18,854	$(163,674)	$(144,820)

Interest Expense Related to:
Customer Deposits
Bermuda	— Demand	$5,043	$(29,256)	$(24,213)
	— Term	(9,647)	(56,312)	(65,959)
International	— Demand	678	(30,055)	(29,377)
	— Term	13,807	(31,748)	(17,941)

Total Interest-Bearing Customer Deposits		9,881	(147,371)	(137,490)

Security Lending Agreements		—	—	—

Total Interest-Bearing Liabilities		$9,881	$(147,371)	$(137,490)

Change in Net Interest Income		$8,973	$(16,303)	$(7,330)

          Investment Portfolio

          Marketable Securities

          The following table presents, by maturity distribution, the book value and weighted average yield of our marketable securities at December 31, 2002:

		Weighted
		Average
	Book Value	Yield

	(US$ in thousands)
U.S. Government and Agencies
Within 1 Year	$14,305	1.00%
Due After 1 Year But Within 5 Years	95,858	2.76%
Due After 5 Years But Within 10 Years	184,565	2.23%
Due After 10 Years	685,169	2.09%

Total U.S. Government and Agencies	$979,897	2.16%

Non-U.S. Government, Provinces and Municipalities
Within 1 Year	$50,235	2.10%
Due After 1 Year But Within 5 Years	28,770	1.71%
Due After 5 Years But Within 10 Years	66,518	1.85%
Due After 10 Years	—	—

Total Non-U.S. Government	$145,523	1.91%

Corporate Debt — U.S.
Within 1 Year	$85,456	2.92%
Due After 1 Year But Within 5 Years	667,482	2.13%
Due After 5 Years But Within 10 Years	1,315	5.00%
Due After 10 Years	138,087	3.60%

Total U.S. Corporate Debt	$892,340	2.44%

Corporate Debt — Non-U.S.
Within 1 Year	$195,847	1.74%
Due After 1 Year But Within 5 Years	2,024,587	2.40%
Due After 5 Years But Within 10 Years	14,629	2.37%
Due After 10 Years	42,965	1.81%

Total Non-U.S. Corporate Debt	$2,278,028	2.33%

Mutual Funds/Equity Investments	74,110	—

Total	$4,369,898	2.26%

          The following table presents all issuers whose securities we hold in an amount that individually represented an investment of greater than 10% of our shareholders’ equity at December 31, 2002:

	Moody's Senior
	Debt Rating	Fair Market Value(1)

		(US$ in thousands)
HBOS Plc	Aa2	$82,057
Canadian Imperial Bank of Commerce	Aa3	79,823
Eurohypo AG	A1	75,604
SNS Bank NV	A2	74,820
Caisse Centrale Credit d’Immobilier de France	A1	72,547
Alliance and Leicester Plc	A1	72,155
Key Bank USA NA	A1	72,105
Islandsbanki FBA HF	A2	70,101

		$599,212

(1)	Because all of these marketable securities are carried at fair value, the book value is equal to the fair market value.

          Loan Portfolio

          Types of Loans

          The following table presents our loan portfolio by category as of the dates indicated:

	As of December 31,			As of June 30,

	2002	2001	2000	2000	1999(1)	1998

	(US$ in thousands)
Mortgages	$853,928	$780,133	$759,554	$689,333	$611,690	$34,662
Bermuda Commercial	217,421	174,421	204,369	285,062	237,160	283,177
Bermuda Personal	199,674	161,641	160,738	153,113	169,491	231,116
International Commercial and Personal	161,294	145,467	234,612	223,297	193,714	124,319
Secured Short-term Investment Loans(2)	360,426	243,526	180,763	254,348	255,281	303,721

Total Loans Before Allowance for Loan Losses	$1,792,743	$1,505,188	$1,540,036	$1,605,153	$1,467,336	$976,995

General and Specific Allowances for Loan Losses	(24,394)	(27,611)	(26,017)	(24,243)	(30,025)	(26,697)

Net Loans	$1,768,349	$1,477,577	$1,514,019	$1,580,910	$1,437,311	$950,298

(1)	Figures for 1999 reflect the purchase of Bermuda Home Limited and the reclassification of certain loans as mortgages.
(2)	Predominantly international.

          Mortgages

          The increase in mortgages over the three years ending December 31, 2002 reflects growth in our Bermuda residential and commercial mortgage portfolio through increased market penetration. As of December 31, 2002, approximately 47.6% of our loan portfolio was in the form of residential and commercial mortgages. The percentage of mortgages to total loans at December 31, 2002 differs significantly from 1998, when mortgages comprised less than 10% of total loans. At June 30, 1999, the $577.0 million increase in total mortgages over the prior year reflected the acquisition of Bermuda Home Limited, whose primary business was providing residential and commercial mortgages to Bermuda residents, and the reclassification of some Bermuda personal and commercial loans as mortgages, such as long-term loans for the purchase of real estate secured by such real estate, in recognition of our re-entry into that market. Since our acquisition of Bermuda Home Limited in 1999, over 90% of our mortgage loans have been in Bermuda, with the balance in Cayman, Guernsey and the Isle of Man.

          This increased level of mortgage lending alters the Bank’s risk profile, since mortgage lending typically results in a relatively low level of loan losses as a result of conservative loan-to-value advance rates, which are typically 80% or less of the collateral value. At the same time, the growth in mortgages increases the Bank’s concentration risk to Bermuda real estate. A significant downturn in local economic conditions and real estate values could result in increased loan losses and difficulties in disposing of real estate collateral.

          In 2002 we sold or obtained repayment of $30.3 million of mortgages recorded in our Cayman office due to our decision to exit banking in that market.

          Commercial and Personal Loans

          Changes in international commercial and personal loans reflect an initiative that we commenced in fiscal year ended June 30, 1999. In that year, we began the development of a portfolio that included investments in syndicated non-client loans. We also extended syndicated credit facilities to certain Bermuda-based reinsurance companies and investment funds, which are included in the loan portfolio, and investments in collateralised debt obligations, which are part of the marketable securities portfolio. The syndicated loan portfolio is being run-off as it is not a prime focus of our business strategy.

          At December 31, 2002, our syndicated loan exposure totalled $108.9 million, consisting of $22.8 million of overseas syndicated loans, $27.1 million to reinsurance and other companies in Bermuda, and $59.0 million to a Bermuda-based investment fund. This compares to syndicated loan exposure of $118.7 million at December 31, 2001, of which $44.7 million related to overseas syndicated loans, $20.0 million to reinsurance companies in Bermuda, and $54.0 million to a Bermuda-based investment fund. Total syndicated loans at December 31, 2000 were $193.1 million and $195.2 million and $167.0 million at June 30, 2000 and 1999, respectively.

          All syndicated obligors are investment grade and we have not experienced any significant deterioration in credit risk on these credit exposures. There were no sales or realised losses in 2002.

          Secured Short-Term Investment Loans

          As of December 31, 2002, 2001, and 2000, 20%, 16% and 12%, respectively, of our loan portfolio was in the form of collateralised short-term investment loans to institutional clients. These loans are typically granted to investment fund clients on a margin basis for liquidity and investment purposes and are collateralised by assets held in our custody. Short-term investment loans increased by $116.9 million during 2002, reflecting our strategy to increase lending to our GFS clients. Short-term investment loans increased by $62.8 million during fiscal year ended December 31, 2001 due to the liquidity requirements of an international investment fund client. Fluctuations in prior years reflect changes in the liquidity requirements of our investment fund clients and changes in their net asset values.

          Maturities and Sensitivities of Loans to Changes in Interest Rates

          The following table presents the amount of each loan category by maturity date:

	As of December 31, 2002

		Due After 1 Year
	Due in	Through	Due
	1 Year or Less	5 Years	After 5 Years	Total

	(US$ in thousands)
Mortgages	$95,655	$162,772	$595,501	$853,928
Bermuda Commercial Loans	153,574	56,666	7,181	217,421
Bermuda Personal Loans	139,025	45,885	14,764	199,674
International Commercial and Personal Loans	68,953	84,767	7,574	161,294
Secured Short-term Investment Loans	360,426	—	—	360,426

Total	$817,633	$350,090	$625,020	$1,792,743

          The majority of our loan portfolio consists of floating rate loans. The following table presents information concerning our fixed versus floating interest rate loans due after one year:

	As of December 31, 2002

	Due After
	1 Year Through	Due After	Total Due After
	5 Years	5 Years	1 Year

	(US$ in thousands)
Loans with fixed interest rates	$106,966	$9,823	$116,789
Loans with floating interest rates	243,124	615,197	858,321

Total	$350,090	$625,020	$975,110

          Nonaccrual, Past Due and Restructured Loans

          Loans are considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which payment is more than 90 days overdue are automatically classified as impaired unless the loan is well-secured and in the process of collection. Those loans over 90 days due that are deemed to be well-secured and in the process of collection are placed on a non-accrual basis and related interest is recorded in income only when received. For all other impaired loans that are placed on a non-accrual basis, interest is not recognised until the principal balance has been repaid. At December 31, 2002 and 2001, there were $0.3 million and $2.4 million, respectively, of loans that were overdue more than 90 days, but which were not considered impaired as they were well secured and in the process of collection. In the three preceding years, no loans were excluded from impaired status that were more than 90 days overdue.

          The following table presents information related to our impaired loans for each of the periods indicated:

	As of December 31,			As of June 30

	2002	2001	2000	2000	1999	1998

	(US$ in thousands)
Mortgages(1)	$12,928	$15,002	$13,071	$15,977	$11,572	$477
Bermuda Commercial	3,723	6,356	5,286	1,334	7,181	11,066
Bermuda Personal	3,516	4,361	4,217	4,946	12,670	15,350
International Commercial and Personal	—	—	860	1,491	2,485	1,280
Secured Short-term Investment Loans	—	—	—	—	—	2,843

Total	$20,167	$25,719	$23,434	$23,748	$33,908	$31,016

(1)	Reflects the purchase of Bermuda Home Limited in 1999.

          Change in the impaired loan position is one measure of an organisation’s lending management. As described above, total impaired loans at December 31, 2002 were $20.2 million, compared with $25.7 million at December 31, 2001, and $23.4 million at December 31, 2000. A measure of the adequacy of established allowances for loan losses is the coverage ratio, which is the allowance for losses as a percentage of total impaired loans. Our coverage ratio was 121% at December 31, 2002, an increase from 107% at December 31, 2001 and 111% at December 31, 2000. The ratio of gross impaired loans to total gross loans was 1.1% at December 31, 2002 down from 1.7% at December 31, 2001 and 1.5% at December 31, 2000.

          In fiscal year ended June 30, 2000, total mortgages increased 13% over fiscal year ended June 30, 1999. In the same year, impaired mortgages increased 36%, as a result of a few larger mortgages migrating to impaired status. However, specific allowances did not increase by an equivalent amount as there was adequate collateral available from the underlying real estate. Mortgages further increased by December 31, 2000, but impaired mortgages declined as a result of successful collection efforts. At December 31, 2001, impaired mortgages increased due to overdue mortgage loans in our Cayman office of $2.7 million. One of these overdue mortgages has since been repaid and the remainder are fully collateralised. At December 31, 2002, impaired mortgages totalled $12.9 million, of which $11.0 million are located in Bermuda. These loans are fully collateralised.

          Impaired commercial loans declined by $2.6 million in fiscal year ended December 31, 2002 due to the recoveries on several loans. During the latter part of 2002, we collected full payment on the $1.8 million loan to First Atlantic Commerce that had been classified as impaired in 2000 and written off in full earlier in the year. Of the recovery, $1.0 million was used to reimburse an insurance recovery we had previously received.

          For fiscal years ended December 31, 2002 and 2001, the amount of gross interest income that would have been recorded had all non-accrual loans been current was $2.4 million and $2.7 million, respectively, and $1.0 million in the six months ended December 31, 2000. There was only one restructured loan in our portfolio, which was shown in secured short-term investment loans. This loan was a loan granted to an investment fund in Hong Kong which was adversely affected by the economic problems in Southeast Asia in 1997. It was subsequently reclassified as an impaired international commercial loan due to the nature of its restructuring. This loan was repaid in full during fiscal year ended December 31, 2001.

          Foreign Outstandings

          The following table presents the balance of our foreign outstandings for each country where such outstandings exceeded one percent of our total assets as of the end of one of the periods presented. Foreign outstandings include assets with borrowers or customers in a foreign country: loans, interest-earning deposits with banks and interest-earning marketable securities. Local currency outstandings, whether or not hedged or funded by local currency borrowings, are included in foreign outstandings. Local currency outstandings are claims on local residents recorded by the overseas offices of the Bank. Foreign outstandings are reported based on the location of ultimate risk. There were no individual countries with aggregate foreign outstandings between 0.75% and 1% of total assets at December 31, 2002, 2001, 2000 and June 30, 2000, other than those presented below.

	December 31, 2002		December 31, 2001		December 31, 2000		June 30, 2000

		% of		% of		% of		% of
		Total Assets		Total Assets		Total Assets		Total Assets
	(US$ in thousands, except percentages)
North America
United States
Banks	$1,053,155		$1,132,844		$560,626		$672,633
Government	748,352		1,486,845		1,045,415		962,859
Other	690,928		622,324		975,964		940,668

	2,492,435	22.5%	3,242,013	30.0%	2,582,005	22.7%	2,576,160	24.9%
Canada
Banks	417,117		524,230		375,919		445,377
Government	—		2,150		44,504		50,431
Other	346		—		835		10,860

	417,463	3.8%	526,380	4.9%	421,258	3.7%	506,668	4.9%
Cayman
Other	145,229	1.3%	36,809	0.3%	46,698	0.4%	47,608	0.5%
Other	29,325	0.2%	—	0.0%	2,673	0.0%	2,838	0.0%

Total North America	$3,084,452	27.8%	$3,805,202	35.2%	$3,052,634	26.8%	$3,133,274	30.3%

	December 31, 2002		December 31, 2001		December 31, 2000		June 30, 2000

		% of		% of		% of		% of
		Total Assets		Total Assets		Total Assets		Total Assets
	(US$ in thousands, except percentages)
Western Europe
Germany
Banks	$1,324,504		$799,192		$1,238,609		$1,105,516
Other	—		—		7,304		—

	1,324,504	11.9%	799,192	7.4%	1,245,913	11.0%	1,105,516	10.7%
United Kingdom
Banks	1,196,537		985,154		811,476		668,348
Other	52,505		60,054		63,886		46,674

	1,249,042	11.3%	1,045,208	9.7%	875,362	7.7%	715,022	6.9%
Netherlands
Banks	878,497		231,269		385,318		290,436
Government	9,380		9,380		—		—
Other	—		—		14,677		—

	887,877	8.0%	240,649	2.2%	399,995	3.5%	290,436	2.8%
France
Banks	428,057		664,579		748,482		331,717
Other	—		—		10,540		13,254

	428,057	3.9%	664,579	6.2%	759,022	6.7%	344,971	3.3%
Ireland
Banks	332,543		171,623		144,501		60,446
Other	14,976		—		—		—

	347,519	3.1%	171,623	1.6%	144,501	1.3%	60,446	0.6%
Switzerland
Banks	309,685		291,382		347,929		21,008
Other	199		—		—		—

	308,884	2.8%	291,382	2.7%	347,929	3.1%	21,008	0.2%
Portugal
Banks	158,414		130,405		202,575		214,809
Other	—		—		9,937		—

	158,414	1.4%	130,405	1.2%	212,512	1.9%	214,809	2.1%
Austria
Banks	146,105	1.3%	182,384	1.7%	145,592	1.3%	344,518	3.3%
Norway
Banks	111,365	1.0%	83,569	0.8%	194,859	1.7%	214,324	2.1%
Italy
Banks	79,806		164,064		354,772		281,500
Government	—		16,887		18,336		—
Other	17,053		—		855		—

	96,859	0.9%	180,951	1.7%	373,963	3.3%	281,500	2.7%
Luxembourg
Banks	86,346		16,143		59,418		91,653
Other	—		53,876		86,455		77,769

	86,346	0.8%	70,019	0.6%	145,873	1.3%	169,422	1.6%
Belgium
Banks	72,652	0.7%	1,782	0.0%	92,291	0.8%	178,863	1.7%
Spain
Banks	58,083		240,181		361,013		242,754
Other	319		458		855		—

	58,402	0.5%	240,639	2.2%	361,868	3.2%	242,754	2.3%
Sweden
Banks	49,984		94,595		135,775		132,894
Government	—		8,998		8,987		8,980

	49,984	0.5%	103,593	1.0%	144,762	1.3%	141,874	1.4%
Guernsey
Banks	29,258	0.3%	132,723	1.2%	61,979	0.5%	56,650	0.6%
Other	267,299	2.3%	98,393	0.9%	89,998	0.8%	137,460	1.3%

Total Western Europe	$5,622,567	50.7%	$4,437,091	41.1%	$5,596,419	49.2%	$4,519,573	43.7%

	December 31, 2002		December 31, 2001		December 31, 2000		June 30, 2000

		% of		% of		% of		% of
		Total Assets		Total Assets		Total Assets		Total Assets

	(US$ in thousands, except percentages)
Asia
Japan
Banks	$153,294		$168,345		$160,731		$179,971
Government	20,260		50,068		55,210		51,644
Other	—		—		15,549		4,100

	173,554	1.6%	218,413	2.0%	231,490	2.0%	235,715	2.3%
Hong Kong
Other	27,244	0.2%	20,101	0.2%	135,895	1.2%	174,377	1.7%
Singapore
Banks	400	0.0%	51,189	0.5%	113,097	1.0%	170,745	1.6%
Other	432	0.0%	—	0.0%	27,116	0.2%	25,872	0.2%

Total Asia	$201,630	1.8%	$289,703	2.7%	$507,598	4.5%	$606,709	5.8%

Other
Australia
Banks	$372,893		$445,800		$483,008		$332,557
Other	1,999		3,282		5,587		6,401

	374,892	3.4%	449,082	4.1%	488,595	4.3%	338,958	3.3%
Other countries	124,915	1.1%	105,642	1.0%	208,141	1.8%	200,361	1.9%

Total Other	$499,807	4.5%	$554,724	5.1%	$696,736	6.1%	$539,319	5.2%

Total Foreign Outstandings	$9,408,456	84.8%	$9,086,720	84.1%	$9,853,387	86.6%	$8,798,875	85.0%

          Loan Concentrations

          As of December 31, 2002, approximately 69% of our loan portfolio was in the form of personal, mortgage and commercial lending made in Bermuda to Bermudian businesses and residents of the island. As a result of our high exposure to Bermuda, and in particular Bermuda real estate, the value of our loan portfolios generally fluctuate with changes in the strength of the Bermuda real estate market. These Bermuda-based portfolios are also subject to economic risk, emanating primarily from the United States. The U.S. economy has a direct and significant impact on Bermuda and, as a result, on the credit risk of our Bermuda-based borrowers.

          Despite this concentration of risk, loan quality has remained relatively consistent, with no material changes in loan concentrations, re-allocations of allowances or number of restructurings. We consider our allowance for loan losses to be adequate for losses inherent in the portfolio at December 31, 2002.

          There are no material concentrations of risk in the international lending portfolio in terms of geographic region or underlying business activity.

          Summary of Loan Loss Experience

          Allowance for loan losses. The following table presents an analysis of the allowance for loan losses:

			Six Months
	Year Ended		Ended
	December 31,		December 31,	Year Ended June 30,

	2002	2001	2000	2000	1999	1998

	(US$ in thousands, except percentages)
Balance at Beginning of Period	$27,611	$26,017	$24,243	$30,025	$26,697	$26,570
Acquisition of Bermuda Home Limited	—	—	—	—	3,233	—
(Released to)/Provided from Income	(1,971)	2,662	2,589	916	374	7,857

Charge-offs:
Loans Charged Off
Bermuda:
Personal	(2,659)	(1,866)	(473)	(667)	(283)	(3,730)
Mortgages	—	(752)	(112)	(81)	(282)	—
Commercial	(1,784)	(281)	(82)	(5,479)	(95)	(3,665)

Total Bermuda	(4,443)	(2,899)	(667)	(6,227)	(660)	(7,395)

			Six Months
	Year Ended		Ended
	December 31,		December 31,	Year Ended June 30,

	2002	2001	2000	2000	1999	1998

International	—	(36)	(306)	(662)	(216)	(1,307)

Total Charge-offs	(4,443)	(2,935)	(973)	(6,889)	(876)	(8,702)

Loans Recovered
Bermuda:
Personal	2,362	1,867	146	191	597	972
Mortgages	—	—	11	—	—	—
Commercial	788	—	—	—	—	—

Total Bermuda	3,150	1,867	157	191	597	972
International	47	—	1	—	—	—

Total Recoveries	3,197	1,867	158	191	597	972

Net Charge-offs	(1,246)	(1,068)	(815)	(6,698)	(279)	(7,730)

Balance at End of Period	$24,394	$27,611	$26,017	$24,243	$30,025	$26,697

Comprising:
Specific allowances	$3,745	$7,472	$9,504	$8,269	$13,969	$14,028
General allowances
Risk-rated portfolio	10,824	10,654	10,460	15,974	16,056	12,669
Non-risk rated portfolio	5,698	7,459	4,920	—	—	—
Unallocated	4,127	2,026	1,133	—	—	—

Total general allowances	20,649	20,139	16,513	15,974	16,056	12,669

Total	$24,394	$27,611	$26,017	$24,243	$30,025	$26,697

Ratio of net charge-offs during the year to average outstanding loans	0.1%	0.1%	0.1%	0.4%	0.0%	0.8%
Allowance for loan losses as a percentage of gross loans	1.4%	1.9%	1.7%	1.5%	2.0%	2.7%

          Loans charged off in fiscal year ended December 31, 2002 totalled $4.4 million, an increase of $1.5 million over the prior year. During the year, a personal loan was written off in the amount of $1.1 million that had been impaired for several years. In addition, the full $1.8 million of the First Atlantic Commerce loan was written off. It had been classified as impaired during the six months ended December 31, 2000 and fully provided for at that time.

          Loans recovered in fiscal year ended December 31, 2002 totalled $3.2 million, an increase of $1.3 million. During 2002, $0.8 million of the First Atlantic Commerce loan recovery was added to the allowance. The balance of the recoveries in 2002 was an aggregation of smaller loans.

          The large variation in charge-offs over the years, as presented above, is partly the result of the change in our charge-off policy during the fiscal year ended June 30, 2000. It also reflects the impact of periodic charge-offs of larger loans or groups of loans that were carried with an allowance and written off when further collateral recoveries were remote. The charge-offs at June 30, 2000 included $1.5 million resulting from our new charge-off policy and a $4.0 million commercial account deemed uncollectable when there was no more collateral to liquidate. The $4.0 million loss had been provided for when the impairment was originally identified.

           Under the new charge-off policy, consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged-off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received. This policy was introduced to simplify the reserving and charge-off policy for smaller loans. Under the previous policy, the amount of such overdue personal loans, mortgages and credit card balances that exceeded the fair market value of the collateral was provided for in the allowance for loan losses. Under the current policy, the total amount outstanding, whether supported by underlying collateral or not, is written off immediately. As the underlying loans are small and of a personal nature or relate to credit card balances, the amount of underlying collateral is generally not significant and the difference in the two policies is not material to our financial statements.

          During the year ended December 31, 2002, the specific loan allowance declined by $3.7 million to $3.7 million to reflect recoveries on impaired loans and the write-offs of some loans that had previously been provided for in full. The impact of negative trends related to concentration and economic risks in Bermuda would be increased business failures, reduced employment, and reduced demand for the rental and purchase of Bermuda real estate resulting in decreased market values. On the basis of these considerations and management’s judgment of their impact, general allowances were increased during fiscal year ended December 31, 2002. The unallocated general allowance increased during the same period by $2.1 million, reflecting management’s judgments as to the impact on credit quality arising from current economic uncertainty in Bermuda’s retail and hospitality sectors.

          Provisions for Loan Losses. Provisions for loan losses are recorded on our Consolidated Statement of Income and increase or decrease the total allowance for loan losses on our Consolidated Balance Sheet. The following table presents our provisions for loan losses in Bermuda and our overseas offices:

	Year Ended		Six Months Ended
	December 31,		December 31,	Year Ended June 30,

	2002	2001	2000	2000	1999	1998

	(US$ in thousands)
Bermuda	$(97)	$3,084	$2,802	$808	$1,418	$4,000
International Offices	(1,874)	(422)	(213)	108	(1,044)	3,857

Total Provisions	$(1,971)	$2,662	$2,589	$916	$374	$7,857

Breakdown of Total Provisions:
Charge for Specific Provisions	(2,205)	(964)	2,057	483	(797)	4,476
Charge for General Provisions	234	3,626	532	433	1,171	3,381

Total Provisions	$(1,971)	$2,662	$2,589	$916	$374	$7,857

          Provisions for loan losses in the Consolidated Statement of Income was a release of $2.0 million in fiscal year ended December 31, 2002 compared with a provision for losses of $2.7 million in fiscal year ended December 31, 2001 and a provision of $2.6 million in the six months ended December 31, 2000. The positive impact in 2002 resulted from significant recoveries on two charged-off loans and the corresponding decrease in impaired loans.

          The following tables present a breakdown of our allowances for loan losses by loan category:

	As of December 31,

	2002		2001		2000

		Percent of loans		Percent of loans		Percent of loans
		in each category		in each category		in each category
	Amount	to total loans	Amount	to total loans	Amount	to total loans

	(US$ in thousands, except percentages)
Bermuda:
Commercial Loans	$7,798	12.1%	$8,788	11.6%	$7,628	13.3%
Personal Loans	5,177	11.1%	6,156	10.7%	7,402	10.4%
Mortgages	7,600	47.7%	9,352	51.8%	5,803	49.4%
International:
Commercial and Personal	1,657	9.0%	1,559	9.7%	3,049	15.2%
Secured Short-term Investment Loans	2,162	20.1%	1,756	16.2%	2,135	11.7%

Total	$24,394	100%	$27,611	100%	$26,017	100%

	As of June 30,

	2000		1999		1998

		Percent of loans		Percent of loans		Percent of loans
		in each category		in each category		in each category
	Amount	to total loans	Amount	to total loans	Amount	to total loans

	(US$ in thousands, except percentages)
Bermuda:
Commercial Loans	$3,715	17.8%	$7,481	16.2%	$6,129	29.0%
Personal Loans	12,401	9.5%	12,941	11.6%	13,338	23.7%
Mortgages	4,561	43.0%	4,791	41.6%	747	3.5%
International:
Commercial and Personal	2,751	13.9%	4,315	13.2%	3,267	12.7%
Secured Short-term Investment Loans	815	15.8%	497	17.4%	3,216	31.1%

Total	$24,243	100%	$30,025	100%	$26,697	100%

          Deposits

          The following table presents the average amount of and average rate paid on the following deposits placed with us, computed for Bermuda alone and on an international basis, for the periods indicated.

	As of December 31,

					2000
	2002		2001		(unaudited)

	(US$ in millions, except percentages)
	Average	Average	Average	Average	Average	Average
	Deposits	Rate	Deposits	Rate	Deposits	Rate

Interest-Bearing Deposits placed in Bermuda
Demand	$2,375	0.75%	$2,273	1.73%	$1,981	3.21%
Term	2,228	2.08%	2,706	3.58%	2,976	5.47%

Total Interest-Bearing Deposits placed in Bermuda	$4,603		$4,979		$4,957

Interest-Bearing Deposits placed in our International Offices
Demand	$2,330	0.92%	$2,221	2.42%	$2,193	3.79%
Term	1,895	2.08%	2,485	4.01%	2,141	5.49%

Total Interest-Bearing Deposits placed in our International Offices	$4,225		$4,706		$4,334

Total Interest-Bearing Deposits	$8,828		$9,685		$9,291

          At December 31, 2002, of the $5.6 billion in interest-bearing deposits placed in Bermuda, the aggregate amount of funds deposited with us by international companies was $2.2 billion. At December 31, 2001 and 2000, the total deposits placed in Bermuda by international companies were $2.2 billion and $2.5 billion, respectively. The remaining deposits placed in Bermuda were from local corporate and community banking clients. Of the total customer deposits at December 31, 2002, 61.7% were payable on demand.

          The following table presents the maturity of term deposits over $100,000:

	As of December 31, 2002

Term to maturity	Bermuda	International

	(US$ in thousands)
3 months or less	$1,656,013	$1,631,133
6 months or less but over 3 months	105,738	21,718
12 months or less but over 6 months	58,731	46,558
Over 12 months	110,347	9,095

Total	$1,930,829	$1,708,504

          Return on Equity and Assets

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000	1999	1998

Return on Assets(1)	0.7%	0.5%	1.0%	1.1%	0.8%	0.6%
Return on Equity(1)	11.9%	9.5%	18.3%	19.4%	16.0%	14.2%
Equity to Assets	6.0%	5.8%	5.5%	5.8%	5.1%	4.1%
Dividend Payout Ratio	42.7%	51.4%	51.8%	28.5%	33.8%	34.2%

(1)	Percentages based on average quarter-end balances.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following review and prospects should be read in conjunction with our Consolidated Financial Statements and the related notes thereto, included elsewhere herein. See “Forward-Looking Statements” and “Item 3. Key Information — Risk Factors” for a discussion of other factors that could cause our future results of operations and financial condition to be different from those discussed below.

     FACTORS AFFECTING OUR RESULTS

     Critical Accounting Policies and Estimates

          Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. Such principles require management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Management periodically evaluates estimates and assumptions regarding its critical accounting policies. Management’s estimates are based upon historical experience, research, and other assumptions believed to be reasonable. Actual results may vary under different assumptions and conditions. These policies and estimates are described in “Item 5. Operating and Financial Review and Prospects — Financial Condition” and Note 1 to the Consolidated Financial Statements.

          Management believes the following are the critical accounting policies used in preparation of its Consolidated Financial Statements.

          Marketable Securities

          Marketable debt and equity securities classified as available for sale are reported at fair value with unrealised gains and losses included within accumulated other comprehensive income/(loss), a separate component of shareholders’ equity on the Consolidated Balance Sheet. We have a small portfolio of unquoted investments which are carried at cost. The recorded cost of our unquoted securities at December 31, 2002 was $6.7 million. Trading account securities are carried at fair value with unrealised gains and losses reported within gains/(losses) on trading securities in the Consolidated Statement of Income as they arise.

          Gains and losses on the sale of securities are computed on the basis of the specific identification method and are reported within gains/(losses) on available for sale marketable securities in the Consolidated Statement of Income.

          We carry out a quarterly review of our investments using information such as market price, credit rating, analysts’ reports, outlook for the stock and applicable industry, future estimated cash flows and other factors to determine whether or not a decline in value below cost is other-than-temporary. When it is determined that an investment’s value is impaired on an other-than-temporary basis, the cost of that investment is written down to its estimated fair value and the write down is included within gains/(losses) on available for sale marketable securities in the Consolidated Statement of Income. The new cost basis is not adjusted for any subsequent recoveries in fair value. During the year ended December 31, 2002, we recorded charges of $4.3 million for other than temporary impairments of certain investments.

          For further details on our marketable securities and financial instruments, see Notes 2 and 6 to the Consolidated Financial Statements.

          Impaired Loans and Allowance for Loan Losses

          The allowance for loan losses represents management’s estimate of credit losses inherent in our loan portfolio at the balance sheet date and consists of both specific and general reserves. The process for determining the allowance for loan losses is subject to numerous estimates and judgments. A key variable in determining the allowance for loan losses is the credit rating assigned to each rated credit. We use an 8-grade system for rating credits. The first four of the grades are deemed acceptable or “PASS”, while the other four warrant special review. For more information on our loan grading system and our impaired loans and allowance for loan losses, see “—Financial Condition—Assets—Loans—Impaired Loans and Allowance for Loan Losses”.

          Impaired Loans

          A loan is considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which payment is more than 90 days overdue are automatically classified as impaired unless the loan is well-secured and in the process of collection.

          When a loan has been individually identified as impaired, the carrying amount of the loan is measured based on the present value of the payments expected to be received or the fair value of the underlying collateral. Those loans over 90 days due that are deemed to be well-secured and in the process of collection are placed on a non-accrual basis and related interest is recorded in income only when received. For all other impaired loans that are placed on a non-accrual basis, interest is not recognised until the principal balance has been repaid.

          Assets that are acquired in satisfaction of impaired loans are recorded at the lower of fair value or the carrying value of the loan at the date of foreclosure and are included in other assets on the Consolidated Balance Sheet. Any excess of the carrying value of the loan over the fair value of the asset acquired is charged to the allowance for loan losses in the current period.

          Allowance for Loan Losses

          We maintain an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for both known losses and as yet unidentified losses existing in the loan portfolios at the balance sheet date.

          Specific Reserve. We employ a risk rating methodology for all commercial and secured short-term investment loans. On a quarterly basis, risk rated loans that have been graded “substandard” or “doubtful” are assessed for impairment by comparing the carrying value of each such loan to its current value, generally determined by an assessment of the realizable value of collateral, or by the loan’s fair market value or through discounted cash flow analysis. Identified shortfalls in value are set up as specific provisions against these assets. Although consumer and personal loans, mortgages and credit cards are not risk rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

          General Reserve. On a quarterly basis, a general reserve is also established to absorb credit losses inherent in the portfolio which have not yet been specifically identified. A general reserve is established for risk rated loans and non-risk rated loans. We estimate historic loss rates for each risk rating, which are then adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth and portfolio management. Adjusted historic loss factors are applied to the portfolio balance, excluding identified impaired loan assets that warrant a specific reserve, for each risk rating. General reserves are established for the non-risk rated portfolio, with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this analysis. Our personal and commercial loan and mortgage portfolios are concentrated in Bermuda, which has an economy that is largely dependent on tourism and international business services. The health of these industry segments depends to a large extent on the strength of the U.S. and European economies. Because of this concentration and also to reflect any imprecision in the allowance methodology, we also include in general reserves an unallocated amount that represents management’s judgments of inherent losses within the portfolio, which have not otherwise been identified or measured in this analysis.

          Charge-offs. All consumer and personal loans and mortgages greater than $100,000, and all risk rated loans which have been identified as impaired and provided for under the reserving methodology, are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. Consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received.

          The amount of the provision for loan losses that is charged to the Consolidated Statement of Income is the amount required to bring the allowance to the level management determines is needed to absorb all probable loan losses inherent in our loan portfolios. The models developed by us to estimate our allowance for loan losses are subjective and use assumptions and data that management believes are appropriate based upon information that is currently available. However, these assumptions are subjective and may require revision in the future. Such adjustments could have a significant impact on the level of reserves carried and on reported earnings in future periods.

          Revenue Recognition

          We recognise interest income and expense on the accruals basis.

          Our non-interest income represents fee income from the provision of investment, banking, foreign exchange, trustee, corporate administration and other related services. Such income is recognised on the accruals basis as the related services are provided to clients, upon the underlying investment transaction volume or the value of the assets under administration, as appropriate. We have controls and processes in place to ensure the accuracy of such fee income and related accruals and to ensure timely invoicing and fee collection from clients.

     Change in Fiscal Year End

          Prior to January 1, 2001, we reported our results on a July 1 to June 30 fiscal year basis. We changed to a calendar year reporting basis beginning January 1, 2001. To present a meaningful comparison to the 2001 fiscal year results, management has presented results for calendar year ended December 31, 2000 in the following discussion and analysis. The restatement of our results on a calendar year basis for 2000 has not been audited and, accordingly, the results of operations for the year ended December 31, 2000 discussed below are marked “unaudited.” In addition, the results for the six-month period ending December 31, 2000 and our balance sheet at that date have been audited and separately reported.

     CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended
	December 31,

	2002	2001	2000

			(unaudited)
	(US$ in thousands)
Non-Interest Income	$264,256	$256,977	$247,219
Net Interest Income	175,774	197,674	205,004
Recovery/(Provision) for Loan Losses	1,971	(2,662)	(2,641)
Net Interest Income after Loan Losses	177,745	195,012	202,363
Other Income/(Loss) and gains/ (losses) on marketable securities	(21,004)	(8,181)	(8,234)

Total Revenue	420,997	443,808	441,348
Operating Expenses	(337,106)	(376,960)	(319,915)

Net Income from Operations before Income Taxes	83,891	66,848	121,433
Income Taxes	(6,233)	(6,771)	(7,185)

Net Income	$77,658	$60,077	$115,765

Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

          Net income for 2002 increased $17.6 million, or 29%, to $77.7 million from $60.1 million in 2001. Diluted earnings per share were $2.53, compared with $1.91 last year when results were adversely affected by net costs to settle litigation. The net effect of litigation and related adjustments reduced diluted earnings per share by $1.08 in 2001 and added $0.15 to diluted earnings per share in 2002.

          Total revenue for 2002 was $421.0 million, a decrease of 5% from $443.8 million in the prior year. Fee revenue increased 3% in 2002, but was more than offset by lower interest earnings and weaker performance of our outsourced trading portfolio. We generate revenue from two principal sources: fee revenues, based largely on the value of client assets and the volumes of their activities; and interest earnings, from the reinvestment of client deposits. Economic conditions in 2002 challenged both of these revenue streams. The ongoing weakness in equity markets suppressed client asset values and transaction volumes and created a more demanding sales environment. Despite these pressures, fee revenue grew for the fourth consecutive year, primarily as a result of contribution flows to client pension fund assets in Asia-Pacific and new alternative fund client relationships, both of which are key target markets. These markets showed ongoing growth in 2002, while traditional funds were impacted by market value declines and lower subscription levels.

          The sustained low interest rate environment challenged our second key revenue source, interest earnings. The eleven successive reductions in the U.S. federal funds rate in 2001 led to a decline in 2002 in both the volume of our deposits and the net interest margin we generated on reinvestment of those deposits. Deposit volumes declined in late 2001 and remained at a lower average level throughout 2002. Our net interest margin decreased as a result of the structure of our balance sheet, which earns a lower net interest margin when rates are extremely low. Net interest income for 2002 decreased 11% to $175.8 million from $197.7 million in 2001.

     Non-Interest Income

          Total non-interest income was $264.3 million, an increase of 3% from $257.0 million in 2001. Total non-interest income represented 63% of total revenues, compared with 58% for 2001. The increase in non-interest income in 2002 was primarily due to increased fee revenue from the growing pension funds in the Asia-Pacific region, and the ongoing demand for products offered by investment managers with skills-based strategies, such as those who run hedge funds, funds of funds and other alternative asset management products. Both of these groups represent key client segments of our Global Fund Services division.

          Non-interest income is the function of a number of factors, including the composition and value of client assets under management and administration, the volume and nature of clients’ transaction activities and the types of products and services our clients use. Currently, about 40% of our non-interest income is tied to the value of client assets and 50% is transaction-driven, with the remainder linked to other factors.

          The following table presents the components of our non-interest income for the years ended December 31, 2002 and 2001:

	Year Ended
	December 31,

	2002	2001	Change	% Change

		(US$ in thousands)
Trust and Related Services	$156,475	$148,109	$8,366	5.6%
Investment Services	40,779	40,736	43	0.1%
Foreign Exchange Earnings	42,365	42,394	(29)	(0.1%)
Banking Services	23,163	24,395	(1,232)	(5.1%)
Other Non-Interest Income	1,474	1,343	131	9.8%

Total Non-Interest Income	$264,256	$256,977	$7,279	2.8%

          Trust and Related Services

          Trust and related services fees were $156.5 million, up 6% from $148.1 million in 2001, and represented 59% of total non-interest income. These fees are generated from the provision of a range of fund administration and private trust products, tailored to the needs of our client base.

          The following table shows trust and related services fees by product and geographic region for the years shown:

	Year Ended
	December 31,

	2002	2001	Change	% Change

		(US$ in thousands)
Fund Administration Fees
North America	$39,406	$40,695	$(1,289)	(3.2%)
Europe	36,854	33,996	2,858	8.4%
Asia-Pacific	49,892	42,991	6,901	16.1%

	126,152	117,682	$8,470	7.2%
Private Trust Fees
North America	13,298	13,449	(151)	(1.1%)
Europe	8,561	8,020	541	6.8%
Asia-Pacific	8,464	8,958	(494)	(5.5%)

	30,323	30,427	(104)	(0.3%)
Total	$156,475	$148,109	$8,366	5.7%

          Fund Administration Fees

          Fund administration fees represented 81% of total trust and related services fees in 2002 and were the primary reason for growth in this revenue line. Fund administration fees increased by $8.5 million in 2002, or 7%, with $6.9 million of this growth in the Asia-Pacific region, driven largely by the accumulation of assets in client pension funds.

          Approximately 80% of Asia-Pacific fund administration fees are generated from our Hong Kong office, with the remainder generated from our Singapore office. Pension funds are an important part of our Hong Kong client base, representing $12.6 million, or 32.2%, of Hong Kong fund administration fees in 2002. This was a 30% increase from $9.7 million in 2001. In Singapore, our 2002 fund administration revenues were $1.8 million higher than the previous year, as increased subscriptions to client funds augmented assets under administration.

          In 2002, the New York office produced $7.4 million of our total fund administration fees in North America. This was 15% higher than the prior year, driven by continued interest in our alternative funds offerings, of which funds of funds is a major component. Bermuda accounted for $29.3 million, or 74%, of North America’s fund administration fees. This was $1.4 million, or 5%, lower than last year as new business was offset by market value declines of traditional funds and by the impact of lost institutional client business which did not fit with our target client base.

          In Europe, fund administration fees in 2002 were $36.9 million, which was a $2.9 million increase over 2001. This increase was due, in part, to stronger results in our Dublin office, which contributed $1.5 million of the increase in 2002 fund administration fees, mainly driven by new alternative fund business. Our Luxembourg and Guernsey offices also reported fund administration fee increases of $1.1 million and $0.5 million, respectively.

          Private Trust Fees

          In 2002, private trust fees were little changed from 2001 in all geographic regions. New business revenues for the year of $0.8 million were largely offset by our termination of approximately 150 relationships that did not meet profitability or other targets, with associated lost 2002 revenue of approximately $0.6 million.

          Investment Services

          Overall investment services fees, which are generated from investment management services with respect to our proprietary range of mutual funds, discretionary investment management services and stock brokerage services, remained flat in 2002. The growth of our mutual fund products in 2002 generated $2.0 million in additional revenue. This improvement was offset by a decline of $2.1 million in brokerage, execution and discretionary management fees as a result of stock market weakness, which resulted in lower transaction volumes as well as a change in the mix of our mutual fund products towards bond and money market funds, on which we earn lower margins, and away from higher-margin equity fund products. The level of investment services fees is driven by the volume and mix of assets in our proprietary range of mutual funds, as well as by the volume of client trading activities.

          At December 31, 2002, the total value of our proprietary funds was $6.4 billion, compared to $6.3 billion at December 31, 2001. Bond and money market funds accounted for approximately 90% of the total value of our proprietary funds at December 31, 2002, an increase of $188 million, with most of the growth in the All Points Corporate Money Fund. This increase was partly offset by a $91 million decrease in equity funds.

          Foreign Exchange Earnings

          We offer a comprehensive range of foreign exchange services to our global client base with minimal proprietary position-taking. Revenues from foreign exchange activity were $42.4 million for 2002, unchanged from a year earlier.

          Dublin and Luxembourg increased foreign exchange earnings by $1.1 million and $0.5 million, respectively. Both locations generated higher client trading volumes, with Dublin benefiting from having its new banking licence and a full year of treasury operations, which began in April 2001. These improvements were offset by lower revenues in Guernsey due to reduced client trading volumes.

          Banking Services

          Banking services fees in 2002 were $23.2 million, a decrease of 5% from $24.4 million in 2001 primarily due to the termination of a credit card incentive program, which resulted in a $1.0 million reduction for reward payouts. In 2002, $19.8 million, or 85.3%, of banking services fees were earned in North America, with $2.9 million, or 12.5%, earned in Europe and the remainder earned in Asia-Pacific.

Net Interest Income

          The following table presents our net interest income for the years ended December 31, 2002 and 2001:

	Year Ended
	December 31,

	2002	2001	Change		% Change

		(US$ in thousands)
Interest Income	$300,771	$487,212		$(186,441)	(38.3%)
Interest Expense	124,997	289,538		(164,541)	(56.8%)

Net Interest Income	175,774	197,674		(21,900)	(11.1%)

Average Interest-Earning Assets	$9,525,000	$10,301,000		$(776,000)	(7.5%)
Average Interest-Bearing Liabilities	8,843,000	9,685,000		(842,000)	(8.7%)
Net Interest Margin	1.85%	1.92%	(0.07	pts)

          Net interest income is the amount of interest received on our interest-earning assets less interest paid on our interest-bearing liabilities. A portion of our interest-earning assets are funded by non-interest bearing sources of funds such as non-interest bearing deposits and equity. Changes in net-interest income are driven by several factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities, their relative sensitivity to interest rate movements and the proportion of non-interest bearing funds.

          Net interest income was $175.8 million in 2002, down 11% from $197.7 million in the prior year. This decline was the result of a lower net interest margin, which fell from 1.92% in 2001 to 1.85% in 2002, together with lower average interest-earning assets, which fell by $776.0 million or 8%. The net interest margin is defined as net interest income as a percentage of average interest-earning assets. Net interest income represented 42% of total revenues for 2002, compared with 45% in 2001.

          The analysis on pages 29-30 shows the effects of changes in volumes and rates on our net interest income. Average interest-earning assets fell to $9.5 billion in 2002, from $10.3 billion in 2001, reflecting a decline in customer deposits as clients more actively managed their cash in the low interest rate environment. For more information on our average interest-earning assets and average interest-bearing liabilities, see “Item 4. Information on the Company—Selected Statistical Information on Banking Operations—Distribution of Assets, Liabilities, and Stockholders’ Equity; Interest Rates and Interest Differential—Average Consolidated Balance Sheets”.

          Our short matched-duration balance sheet provides market value stability but does not protect against margin declines in the event of extreme interest rate reductions. The unprecedented cuts in interest rates beginning in mid 2001 had a negative impact on margins, as we were unable to maintain yield on the reinvestment of low and non-interest bearing customer deposits. Although these deposits are classified as interest bearing, we are not paying interest on these deposits in such a low rate environment. However, the applicable rates for these deposits will rise when market rates rise. Therefore they cannot be effectively matched with longer duration assets. In 2002, we initiated a strategy to improve future margin protection by reinvesting our capital base in longer duration instruments. At December 31, 2002, this portfolio had reached a total size of $365 million with an average duration of 2.2 years.

          We are primarily a fee-driven bank and derive our interest income from customer deposits that are short-term with respect to liquidity and interest rate sensitivity. Our policy is to reinvest these funds in liquid short duration instruments to match the characteristics of our deposit base. Additionally, our loan portfolio represents only 16% of our total assets. Consequently, we generate lower net interest margins than other financial institutions that focus primarily on lending.

          To improve diversification and long-term yield, in 1998 we appointed a third-party investment manager to manage a portfolio of mortgage and asset-backed securities for which we do not have in-house expertise. At December 31, 2002, this portfolio had a net asset value of $494.8 million, down $833.4 million from $1,328.2 million at December 31, 2001, as we decided to reduce the size of the portfolio in 2002. The target return on the portfolio is approximately 20 basis points above that earned on our portfolio managed in-house. These investments tend to be of a longer duration than our requirements and our third-party investment manager uses interest rate swaps and futures to reduce duration to our target levels. Because this portfolio is classified as a trading portfolio, the mark-to-market changes in portfolio value are included in gains/(losses) on trading portfolio, while the associated interest income is included in net interest income. With an upward-sloping yield curve, this portfolio structure results in a higher level of interest income on the assets, which is included in net interest income, and a mark-to-market loss on the portfolio, which is included in gains/(losses) on trading portfolio. For 2002, interest earned on the trading portfolio was $50.3 million, compared with $32.7 million in 2001. The loss on marking the portfolio to market, realised losses on the sale of securities and management fees totalled $24.9 million in 2002 and $6.5 million in 2001. On a net basis, the portfolio earned 2.02%, equivalent to $25.4 million, in 2002, and 4.19%, equivalent to $26.1 million, in 2001.

     Provision for Loan Losses

          Provisions for loan losses was a release of $2.0 million in 2002, compared with an expense of $2.7 million in 2001, reflecting an improvement in impaired loans. Gross impaired loans at December 31, 2002 were $20.2 million, down from $25.7 million a year earlier. The decrease in impaired loans largely resulted from improved efforts on collecting impaired assets in Corporate Banking, Community Banking and overseas Private Client Services. Additions to impaired status continue to be predominantly in the Community Banking portfolio and are consistent with historical levels.

          During the year, our specific loan allowance declined by $3.7 million to $3.7 million to reflect recoveries on impaired loans and the write-offs of some loans that had previously been provided for in full. The general allowance increased by $0.5 million to $20.6 million, reflecting management’s judgment as to the impact on credit quality arising from current economic uncertainty in Bermuda’s retail and hospitality sectors.

          A measure of the adequacy of established allowances for loan losses is the coverage ratio, which is the allowance for loan losses expressed as a percentage of total impaired loans. Our coverage ratio was 121% at December 31, 2002, an increase from 107% at December 31, 2001. The ratio of gross impaired loans to total gross loans was 1.1% at December 31, 2002, compared with 1.7% at December 31, 2001.

     Other Income/(Loss)

          Other income/(loss) represents dividends from our equity portfolio and miscellaneous income and losses. In 2002, we earned a net $3.5 million of other income compared with a net loss of $1.9 million in 2001. Dividends on our portfolio of equity securities and mutual funds were $3.2 million for the year, down from $5.8 million in 2001. This decrease was primarily the result of a reduction of our mutual fund investments in 2002. Prior year other income/(loss) included a charge of $11.5 million in relation to our investment in Measurisk, which reduced our investment carrying value in this asset to $0. Current year other income/(loss) included a gain on the sale of property of $1.3 million and a $2.5 million expense to reduce the book value of the Bank’s office building in Cayman to its estimated fair value of $4.0 million.

     Losses on Trading Portfolio

          Net losses on our trading portfolio were $24.9 million in 2002, compared with losses of $6.5 million in 2001. The combination of a larger average trading portfolio and a steepening of the yield curve resulted in an increase in the mark-to-market loss as a result of our portfolio hedging strategy, described above in “—Net Interest Income”.

     Gains/(Losses) on Available for Sale Marketable Securities

          Gains on available for sale marketable securities were $0.4 million in 2002, compared with $0.3 million in 2001. During 2002, we sold several equity and mutual fund investments that were originally made several years ago to support client relationships and business initiatives. Investments in two publicly traded insurance companies and a private investment company were sold for gains of $3.7 million. Several investments in mutual funds were sold for net gains of $2.1 million. These gains were partially offset by realised net losses on the sale of other equity securities totalling $1.1 million.

          In 2002, we recorded charges of $4.3 million for other than temporary impairments of certain investments. The charges included:

•	a write-down of $1.1 million on mutual fund holdings,

•	a write-down of $1.0 million on an investment in a local Bermuda company,

•	a write-down of $1.9 million on several private equity investments that invest primarily in offshore insurance companies, and

•	a write-down of $0.3 million on an investment in a company engaged in the settlement of securities transactions.

          During 2001, we sold equity securities for net realised gains of $7.6 million and debt securities for net realised losses of $2.0 million. Additionally, we incurred an expense of $5.3 million for the write down of securities that were identified as being other than temporarily impaired.

     Operating Expenses

          The following table presents our operating expenses for the years ended December 31, 2002 and 2001:

	Year Ended
	December 31,

	2002	2001	Change	% Change

		(US$ in thousands)
Salaries	$181,940	$161,359	$20,581	12.8%
Pension & Staff Benefits	58,373	51,858	6,515	12.6%
Property	27,723	28,613	(890)	(3.1%)
Systems & Communications	41,129	39,800	1,329	3.3%
Corporate, Marketing, & Other	27,941	95,330	(67,389)	(70.1%)

Total Operating Expenses	$337,106	$376,960	$(39,854)	(10.6%)

Efficiency Ratio(1)	80.1%	84.9%	(4.8 pts)
Average Number of Employees	2,933	2,914	19	0.1%

(1) Efficiency ratio is defined as total operating expenses divided by total revenue.

          Operating expenses were $337.1 million in 2002, a decrease of 11% compared with $377.0 million in the prior year. The decrease was primarily due to a 2001 net expense of $34.1 million and a 2002 net income impact of $4.7 million in connection with litigation. Other significant items include a $1.5 million charge in 2002 in connection with the downsizing of our Cayman operations and, in 2001, expenses of $7.7 million relating to start up costs of a cancelled business venture and a $4.1 million net credit in connection with pension plan obligations (see below under “—Pension and Staff Benefits”). Excluding all such items in both years, 2002 operating costs were $1 million higher.

          Salaries

          Salary costs were $181.9 million in 2002, a $20.6 million increase from 2001. Salary costs in 2001 were affected by a $10.0 million reduction in performance-related compensation, which reflected the impact of litigation settlements on that year’s results. Salary costs in 2002 include a charge of $1.5 million in connection with the downsizing of our Cayman office. The remaining increase is due to a marginal increase in headcount and a more experienced staff complement as we consolidated support functions and added more senior staff to promote business growth.

          Headcount increased in Europe and Asia-Pacific as we added staff to support business growth, but decreased in North America as we restructured our Cayman office and consolidated support functions in early 2002. The overall effect of these changes was a modest increase in total headcount to 2,961 at December 31, 2002, up from 2,926 at December 31, 2001.

          Salary costs in Europe totalled $48.9 million, up from $39.6 million in the prior year. $2.9 million of this increase was in Dublin, where we added staff in order to develop our Global Fund Services business in that location. Additional resources in our principal information technology support base in Scotland added salaries of $1.8 million in 2002. The remaining increase was largely the result of a more expensive staff complement as we added more experienced senior personnel to support business growth.

          In Asia-Pacific, salary costs were $3.1 million higher due to the addition of employees to service our growing Global Fund Services business and banking and treasury operations in that region.

          Salary costs in North America were up 9.4% at $94.5 million despite a decrease in headcount, due to a $6.9 million increase of performance-related compensation and a charge of $1.5 million for downsizing in Cayman. Staff levels in Bermuda were slightly below prior year as the consolidation of support functions compensated for additions in other areas, including risk and compliance functions and certain product divisions.

          Pension and Staff Benefits

          Total pension and staff benefits costs for 2002 were $58.4 million, compared with $51.9 million in the prior year. This difference is primarily the result of a charge of $2.1 million in 2002 for the Sterling area (which includes Isle of Man, Jersey and Guernsey) defined benefit pension obligations due to the poor performance of equity markets, and in 2001, a gain of $4.1 million, representing net gains of $5.6 million on the settlement of the Bermuda defined benefit plan, partly reduced by a provision of $1.5 million in respect of tax liabilities incurred on the termination of the plan for U.S. citizens. See Note 8 of the Consolidated Financial Statements.

          Property

          Property expense totalled $27.7 million for 2002, a decline of $0.9 million or 3% from 2001. In Bermuda, property expense decreased by $1.3 million as we reduced leased premises. The decrease in Bermuda was partly offset by increases in Dublin and Hong Kong, where we entered into new leases to support our expanding operations in those locations.

          Systems and Communications

          Systems and communications expenses were $41.1 million, an increase of $1.3 million over 2001. Approximately $1.0 million of the increase relates to the enhancement of our Global Fund Services technology platform with new global portfolio accounting systems.

          Corporate, Marketing, and Other

          Corporate, marketing and other expenses were $27.9 million in 2002, compared with $95.3 million in 2001. Of the $67.4 million decrease, $43.4 million relates to 2001 costs to settle litigation in connection with Cash 4 Titles. During 2002, we also recorded a net insurance recovery of $5.4 million relating to this litigation (see “Item 8. Financial Information—Legal Proceedings”). Legal expenses relating to this litigation decreased to $1.2 million in 2002, from $3.9 million in 2001.

          We recovered $0.8 million in 2002 of an errors and omission charge of $3.5 million incurred last year. Travel and professional fees declined by $3.4 million and $6.2 million, respectively.

     Income Taxes

          Income taxes were $6.2 million in 2002, compared to $6.8 million in 2001. This decrease was attributable to lower net income from operations, before income taxes in our taxable jurisdictions in Asia-Pacific and Europe.

Year Ended December 31, 2001 Compared with the (unaudited) Year Ended December 31, 2000

          Net income for 2001 was $60.1 million, compared with $115.8 million in 2000. Net income for 2000 included a gain of $1.5 million recorded upon the adoption of a new accounting policy (see Note 1 of the Consolidated Financial Statements under the heading “Derivative Instruments and Hedging Activities”). Net income for 2001 included the cost of litigation settlements in connection with Cash 4 Titles of $77.5 million, less amounts received for insurance recoveries of $34.1 million and adjustments to profit-related compensation of $9.3 million.

          Diluted earnings per share were $1.91 in 2001, compared with $3.77 in 2000. This decline reflected the effects of the items described in the preceding paragraph, the difficult economic climate on certain fee revenues and net interest earnings and charges incurred in connection with impaired investments.

          While we continued to grow our client base in 2001 and achieved record non-interest income, the impact of weak equity markets on the value of existing client assets restrained total fee revenue growth. In addition, net interest earnings were lower as sustained interest rate cuts eroded margins on the reinvestment of low and non-interest bearing customer deposits. Total revenue of $443.8 million in 2001 was marginally higher than $441.3 million in 2000.

          Excluding the cost of the litigation settlements in connection with Cash 4 Titles, total operating costs were 7.2% higher in 2001 than in 2000. The majority of this increase was due to increased staff, salaries, legal fees, systems and the formation of a new subsidiary.

     Non-Interest Income

          Total non-interest income was $257.0 million in 2001, 3.9% higher than $247.2 million in 2000. Non-interest income contributed 58% of total revenues in 2001, compared with 56% in 2000. Trust and related service fees are the largest component of non-interest income. The increase in these fees in 2001 was primarily a result of the strength of new business generated by our GFS division. This growth was partially offset by declines in investment services revenues, which fell due to weakened trading volumes and lower asset values following a general decline in equity markets.

          The following table presents the components of our non-interest income for the years ended December 31, 2001 and 2000:

	Year Ended
	December 31,

	2001	2000	Change	% Change

		(unaudited)
		(US$ in thousands)
Trust & Related Services	$148,109	$133,138	$14,971	11.2%
Investment Services	40,736	46,166	(5,430)	(11.8%)
Foreign Exchange Earnings	42,394	42,091	303	0.7%
Banking Services	24,395	25,272	(877)	(3.5%)
Other Non-Interest Income	1,343	552	791	143.3%

Total Non-Interest Income	$256,977	$247,219	$9,758	3.9%

          Trust and Related Services

          Trust and related services fees were $148.1 million in 2001, up 11.2% from $133.1 million, and represented 57.6% of total non-interest income.

          The following table shows trust and related services fees by product and geographic region for the years shown:

	Year Ended
	December 31,

	2001	2000	Change	% Change

		(unaudited)
		(US$ in thousands)
Fund Administration Fees
North America	$40,695	$31,940	$8,755	27.4%
Europe	33,996	32,974	1,022	3.1%
Asia-Pacific	42,991	38,148	4,843	12.7%

	117,682	103,062	14,620	14.2%
Private Trust Fees
North America	13,449	12,078	1,371	11.4%
Europe	8,020	8,707	(687)	(7.9%)
Asia-Pacific	8,958	9,291	(333)	(3.6%)

	30,427	30,076	351	1.2%
Total	$148,109	$133,138	$14,971	11.2%

          Fund Administration Fees

          Fund administration fees represented 79% of total trust and related services fees in 2001 and were the primary reason for growth in this revenue line. Fund administration fees increased by $14.6 million in 2001, or 14.2%, with $8.8 million of this growth contributed by North America and $4.8 million contributed by Asia-Pacific.

          The growth in North America was primarily the result of new subscriptions for hedge funds and funds of funds in Bermuda, which contributed to an $8.8 million increase in fund administration fees.

          The growth in Asia-Pacific was largely the result of increased revenue in Hong Kong of $4.6 million, driven by new pension fund assets resulting from our appointment to administer a significant portion of the MPF funds there.

          Fund administration fees in Europe increased by $1.0 million in 2001, or 3%.

          Private Trust Fees

          Private trust fees increased by $0.4 million in 2001, as new client business offset a short-term revenue reduction as we exited lower value client relationships to focus on higher value fiduciary business. Decreases of 7.9% and 3.6% in Europe and Asia-Pacific, respectively, were offset by an 11.4% increase in North America.

          Investment Services

          Investment services declined $5.4 million, or 11.8%, to $40.7 million in 2001. The decrease was due to a decline in brokerage and management fees as our clients’ assets and investment activity were adversely affected by the downturn in global capital markets, which was partly offset by revenue growth from our proprietary mutual funds, which grew by $1.0 million in 2001 as a result of the increased volumes in our All Points Corporate Money Fund.

          Our proprietary All Points Multi-Manager investment vehicle, which uses independent third-party investment managers, had a net asset value of approximately $891 million at December 31, 2001. During 2001, the net asset value of our proprietary funds grew to $6.3 billion and we added a Global Themes Equity Portfolio and a U.S. Large Cap Value Fund to our fund family. In 2001, the net asset value of our bond funds and money market funds grew by $1.2 billion, while the net asset value of our equity funds declined by $68.0 million.

          Foreign Exchange Earnings

          Revenues from our foreign exchange activity were $42.4 million for 2001, little changed from 2000.

          Our Guernsey and Hong Kong offices grew their foreign exchange earnings in 2001 by $1.7 million and $1.2 million, respectively, due to higher client trading volumes. However, Luxembourg, Bermuda and Isle of Man experienced declines of $1.3 million, $0.7 million and $0.5 million, respectively, due to lower client trading volumes and lower margins.

          Banking Services

          Banking services fees in 2001 were $24.4 million, $0.9 million lower than in 2000, due primarily to lower fees from credit card products, partly as a result of our decision to discontinue credit card payment processing for online merchants. In 2001, our Bermuda office contributed 86% of our banking services fees.

     Net Interest Income

          The following table presents the components of our net interest income for the years ended December 31, 2001 and 2000:

	Year Ended
	December 31,

	2001	2000	Change		% Change

		(unaudited)
		(US$ in thousands)
Interest Income	$487,212	$632,032	$(144,820)		(22.9%)
Interest Expense	289,538	427,028	(137,490)		(32.2%)

Net Interest Income	197,674	205,044	(7,330)		(3.6%)

Average Interest-Earning Assets	$10,301,000	$9,861,000	$440,000		4.5%
Average Interest-Bearing Liabilities	9,685,000	9,921,000	(394,000)		(4.2%)
Net Interest Margin	1.92%	2.08%	(0.16	pts)

          Net interest income was $197.7 million in 2001, compared with $205.0 million in 2000, a decline of 3.6%. This decline reflected a lower net interest margin, which fell from 2.08% in 2000 to 1.92% in 2001. Our policy has been to maintain a short, matched-duration balance sheet which provides market value stability but does not protect from margin erosion in the event of extreme interest rate reductions. In 2001, unprecedented cuts in interest rates had a negative impact on margins as we were unable to maintain yields on the reinvestment of low and non-interest bearing customer deposits. The effect of higher average interest-earning assets partly compensated for this decline.

          The analysis on pages 29-30 shows the effects of changes in volumes and rates on our net interest income. The net decline in net interest income in 2001 was $7.3 million and may be attributed to the effect of declines in average rates of $16.3 million, offset by the effect of increased volumes of $9.0 million during this period. Average interest-earning assets grew by $440.0 million in 2001, primarily due to our corporate clients holding higher cash balances during this period. For more information on our average interest-earning assets and average interest-bearing liabilities, see “Item 4. Information on the Company—Selected Statistical Information on Banking Operations—Distribution of Assets, Liabilities, and Stockholders’ Equity; Interest Rates and Interest Differential—Average Consolidated Balance Sheets”.

     Provision for Loan Losses

          Our provision for loan losses in 2001 was $2.7 million, little changed from the prior year. Our total allowance for loan losses at December 31, 2001 was $27.6 million, an increase from $26.0 million at December 31, 2000. Gross impaired loans were $25.7 million at December 31, 2001 and $23.4 million at December 31, 2000.

          During the year, our specific loan allowance declined by $2.0 million to $7.5 million and our general allowance increased by $3.6 million to $20.1 million. The movement in our allowance for loan losses was a result of a change in the mix of our impaired loans. The increase was due to the impairment of certain mortgages, which are well collateralised and require a lower level of specific allowances. The increase also reflected management’s opinion that losses inherent in the Bermuda loan portfolio had increased due to the decline in Bermuda’s economy as a result of the continuing deterioration of the tourism industry, especially since the events of September 11, 2001.

     Other Income/(Loss)

          For 2001, other income/(loss) was a net loss of $1.9 million, compared with net income of $7.9 million for 2000. This decrease was primarily a result of our investment in Measurisk, which was offset in part by gains on the sale of our shares of First Ecommerce Data Services and other income relating to First Atlantic Commerce, all as described below. Dividends on our portfolio of equity securities and mutual funds were $5.8 million for 2001, compared with $5.1 million in 2000.

          Measurisk

          We currently hold an investment consisting of equity interests in Measurisk, a start up company offering risk management analytical information to financial companies. Other income/(loss) in 2001 includes total charges of $11.5 million related to our investment in Measurisk. During 2001, we invested an additional $4.2 million in the company, bringing our total investment to date to $11.5 million, and began to account for the investment using the equity method. Our last investment in Measurisk was made in June 2001. We believed at the time of our initial and subsequent investments in Measurisk that the company had a viable business model and the potential to complement the Bank’s client offerings in the future. Our share of Measurisk’s losses was $4.2 million in 2001. We also expensed $1.3 million in 2001 relating to the amortisation of goodwill arising from the investment in Measurisk. At December 31, 2001, we determined the investment was other than temporarily impaired due to the combination of poor operating performance and diminished cash resources. No additional financing was forthcoming at December 31, 2001 and, consequently, a write-down against the remaining carrying value of the investment of $6.0 million was made. We are now carrying the investment at $0.

          First Ecommerce Data Services (FEDS)

          During 2001, we sold our remaining 50% ownership of FEDS to First Ecom.com (First Ecom) for a net gain of $2.0 million. We had sold the initial 50% interest during 2000 for a net gain of $2.8 million. See “—Gains/(Losses) on Available for Sale Marketable Securities” for a discussion of our relationship with First Ecom. This sale followed our strategic decision to stop providing credit card payment processing services to online merchants. Our share of the FEDS net loss from operations was $0.3 million for 2001 and $0.2 million in 2000.

          First Atlantic Commerce (First Atlantic)

          During 2001, we recorded $2.3 million in other income/(loss) relating to a release of a $1.3 million provision and an insurance recovery of $1.0 million for losses related to First Atlantic. At December 31, 2000, we had provided for, or written off, a total of $7.0 million with respect to the estimated cost of uncollectible amounts loaned to or invested in First Atlantic. Of this total, $1.3 million represented a provision for estimated credit card charge-backs incurred but not reported to First Atlantic at that date. We were the card processor for payment services provided by First Atlantic and would have been liable for such charge-backs if First Atlantic had been unable to meet them. At December 31, 2001, total reported credit card charge-backs were unchanged from December 31, 2000, and as a result, we reduced our $1.3 million provision to $0 and recorded the $1.3 million in other income. See Note 7 of the Consolidated Financial Statements for more information.

     Losses on Trading Portfolio

          Net losses on our trading portfolio were $6.5 million in 2001, compared with net losses of $1.1 million in 2000, due largely to increased hedging costs incurred to bring higher yields on underlying assets in line with the lesser yields on the short duration portfolio.

     Gains/(Losses) on Available for Sale Marketable Securities

          Net gains on available for sale marketable securities were $0.3 million in 2001, compared with losses of $15.0 million in 2000.

          During 2001, we sold our investment in First Ecom and recognised a net loss of $4.1 million in the period. This loss was in addition to an impairment provision we had recognised against the investment in 2000 of $10.0 million. First Ecom was a joint venture partner in the FEDS initiative to provide multi-currency credit card processing solutions to online merchants. We sold our two million shares representing a 10.4% interest in First Ecom during 2001 after we decided to exit the credit card payment processing business. We made an initial investment of $6.5 million to purchase one million shares in November 1999 and exercised warrants for an additional one million shares at a cost of $7.8 million in July 2000. At December 31, 2000, we wrote our investment down to approximately $2.00 per share, which was equivalent to its net book value at that date. We disposed of the investment in November 2001 for $150,000, an average sales price of 7.5 cents per share.

          In 2001, we recorded charges of $5.3 million for other than temporary impairments of certain investments. The charges included:

•	a write-down of $1.3 million on an asset-backed debt security held by the Bank,

•	a write-down of $1.0 million in an investment in a unit trust that invests in real estate in the United States,

•	a write-down of $1.9 million in a private equity partnership that invests primarily in insurance, financial services and healthcare industries, and

•	a $1.1 million write-down in an investment in a private equity partnership that participates in expansion financings, special situations and buyouts in insurance related entities.

          In 2000, we had additional charges for other than temporary impairments of certain investments totalling $6.5 million, including a $4.0 million charge against our investment in First Atlantic.

          We also sold our interest in the London Stock Exchange held by our stock brokerage subsidiary in Jersey for a gain of $4.1 million in 2001.

     Operating Expenses

          The following table presents the components of our operating expenses for the years ended December 31, 2001 and 2000:

	Year Ended
	December 31,

	2001	2000	Change		% Change

		(unaudited)
		(US$ in thousands)
Salaries	$161,359	$161,062	$297		0.2%
Pension & Staff Benefits	51,858	51,530	328		0.6%
Property	28,613	26,969	1,644		6.1%
Systems & Communications	39,800	35,644	4,156		11.7%
Corporate, Marketing, & Other	95,330	44,710	50,620		113.2%

Total Operating Expenses	$376,960	$319,915	$57,045		17.8%

Efficiency Ratio(1)	84.9%	72.5%	(12.4	pts)
Average Number of Employees	2,914	2,742	172		6.3%

(1) Efficiency ratio is defined as total operating expenses divided by total revenue.

          Operating expenses were $377.0 million in 2001, an increase of 17.8% compared with $319.9 million in 2000. Operating expenses included the net expense of $43.4 million relating to the litigation costs associated with Cash 4 Titles. See “—Cash 4 Titles” for more information on these expenses. Operating expenses, excluding litigation costs associated with Cash 4 Titles, increased 4.3% to $333.5 million in 2001, compared with $319.9 million in 2000. The increase was due to higher staff levels and systems costs along with some other expenses, as described below.

          Salaries

          Salary costs were $161.4 million for 2001, an increase of 0.2% over 2000. The total salary costs in 2001 are net of a $9.3 million reduction in profit related compensation relating to the charges for Cash 4 Titles. Excluding this expense reduction, total salaries grew by $9.6 million in 2001 over 2000. Our average number of employees grew by 172 in 2001, with 76 of the additional staff located in Hong Kong, primarily to service our new MPF business. Salaries in Hong Kong grew by $5.7 million to $30.9 million in 2001.

          Other offices with significant staff growth were Dublin and Scotland, which increased their number of employees by 31 and 27, respectively. This resulted in increased salary costs of $1.2 million for each office to $4.2 million and $6.2 million, respectively.

          Salary costs in Bermuda and New York increased by $4.0 million and $1.2 million, respectively, in 2001, reflecting costs associated with hiring and retaining professionally qualified staff. The average number of employees in Bermuda grew marginally to 1,226 for the year from 1,215 in 2000. Our New York office grew by 30% to 52 at December 31, 2001, compared with 39 at December 31, 2000, as we continued to develop our GFS business in that location.

          Our profit-based compensation relating to our operations, excluding the effects of the litigation costs, was reduced by $3.8 million for 2001, reflecting the reduction in our operating income.

          Pension and Staff Benefits

          Pension and staff benefit costs were $51.9 million for 2001, which included a net gain of $5.6 million recognised on the settlement of the defined benefit pension plan in Bermuda, which was partly offset by a provision of $1.5 million for the tax liability of American employees who participated in the defined benefit plan prior to the settlement of the plan. See Note 8 of the Consolidated Financial Statements for more information regarding this settlement.

          Staff benefits for 2001 included $1.3 million for temporary staff costs relating to a new subsidiary formed in early 2001, but subsequently discontinued, as described more fully below under “—New Subsidiary”.

          The balance of the increase in pension and staff benefits reflected the growth in personnel and average salaries during the year.

          Property

          Property expense grew by $1.6 million in 2001, to a total of $28.6 million. In Bermuda, expenses increased by $0.9 million primarily as a result of renovations to our head office. In addition, property expense increased by $0.8 million in Dublin as we upgraded our office space. During 2001, we incurred additional lease expense of $0.6 million in Bermuda for a new subsidiary formed in early 2001, but subsequently discontinued, as described more fully below under “—New Subsidiary”. Our other offices reported little change in premises costs.

          Systems and Communications

          Systems and communications expenses were $39.8 million for 2001, an increase of $4.2 million over 2000. During 2001, we wrote off the $2.6 million carrying value of a system that was being developed in our GFS division to service the increased requirements of our growing hedge fund and limited partnership clients. The implementation of this system was cancelled in favour of a more technically advanced solution that was implemented in early 2002. Our New York office incurred an additional $0.6 million of systems costs in 2001 relating to a system implemented to enable year end accounting capabilities for its alternative investment clients. The balance of the increase reflected investments in other systems to remain competitive.

          Corporate, Marketing and Other

          Corporate, marketing and other expenses, including the Cash 4 Titles litigation expenses, were $95.3 million in 2001, an increase of $50.6 million from 2000. Corporate, marketing and other expenses, excluding the Cash 4 Titles litigation expenses, were $51.9 million in 2001, compared with $44.7 million in 2000.

          Included in other costs in 2001 are $3.9 million of legal fees from our Cayman office relating to the Cash 4 Titles litigation. This was an increase of $1.5 million from the $2.4 million incurred in 2000. See “—Cash 4 Titles” below.

          In Bermuda, a new subsidiary that was established, but subsequently discontinued, incurred corporate, marketing, and other costs of $5.3 million for 2001. These costs related primarily to consulting, legal, marketing, and other start-up costs incurred.

          Other expenses in our Guernsey office increased by $3.3 million in 2001 as we incurred an errors and omissions charge of $3.5 million, relating to losses incurred by a GFS client. It had been alleged that our Guernsey office had committed operating errors on a GFS client’s fund that resulted in investment losses to the fund. At December 2001, we provided for $3.5 million to settle the claim with no admission of liability.

          Other expenses in our Luxembourg and Hong Kong offices declined in 2001 by $1.6 million and $1.2 million, respectively. The declines were primarily due to lower professional fees in 2001 compared with 2000.

          New Subsidiary

          In early 2001, we formed a new subsidiary in Bermuda to provide management and technical services to multinational companies seeking to perform part of their operations from offshore jurisdictions. The decline in capital spending by multinational companies resulting from the recent worldwide economic downturn, combined with the negative economic effects of September 11th, led us to re-evaluate this business. As a result, we decided not to proceed with this venture. All costs were expensed as incurred and totalled $7.7 million for the year.

          Cash 4 Titles

          Included in our net earnings results in 2001 is a net cost of $43.4 million relating to the Cash 4 Titles litigation. During 2001, we settled these class action suits in the U.S. at an estimated cost of $67.5 million. We also accrued $10.0 million, representing our then estimate of the liabilities and expenses with respect to all remaining actions then still outstanding against the Bank. The total expense we have recorded for all Cash 4 Titles related litigation is $77.5 million. We also received $34.1 million of recoveries under our various insurance policies. See “Item 8. Financial Information—Legal Proceedings”.

     Income Taxes

          Income taxes were $6.8 million for 2001, $0.4 million less than the $7.2 million in 2000. The decrease was due to lower tax expenses in some of our European subsidiaries.

     Results by Business Division

          Our management reporting system incorporates processes for allocating revenue and expenses to each business division, as well as for allocating assets, liabilities and the applicable interest income and expense. Capital is allocated based on the risk weighted assets employed. The capital allocations may not, however, be representative of the capital that would be required if the divisions operated as independent entities. The “Other” category captures non-client specific revenues and expenses such as proprietary trading income, return on investment of unallocated capital and certain corporate expenses. From time to time, we adjust our internal management reporting to reallocate certain activities, clients and related costs across our business divisions. To the extent necessary, we have restated all prior periods to conform with the presentation for fiscal year ended December 31, 2002.

          The following tables present our results by business division for the years ended December 31, 2002 and 2001:

	Year Ended
	December 31, 2002

		Private
	Global Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(US$ in thousands)
Non-Interest Income	$150,961	$67,485	$18,589	$21,488	$5,733	$264,256
Net Interest Income after Loan Losses	43,836	22,843	48,439	58,132	4,495	177,745
Investment and Other Income/(Loss)	(4,272)	(374)	(12,430)	(5,240)	1,312	(21,004)

Total Revenues	190,525	89,954	54,598	74,380	11,540	420,997
Operating Expenses	170,571	77,264	26,545	60,053	2,673	337,106
Income Taxes	3,623	1,413	287	128	782	6,233

Net Income/(Loss)	$16,331	$11,277	$27,766	$14,199	$8,085	$77,658

	Year Ended
	December 31, 2001

		Private
	Global Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(US$ in thousands)
Non-Interest Income	$140,813	$69,099	$15,999	$25,217	$5,849	$256,977
Net Interest Income after Loan Losses	48,975	30,587	50,041	55,087	10,322	195,012
Investment and Other Income/ (Loss)	(553)	(268)	(3,492)	(1,183)	(2,685)	(8,181)

Total Revenues	189,235	99,418	62,548	79,121	13,486	443,808
Operating Expenses	162,218	76,280	23,457	57,569	57,436	376,960
Income Taxes	2,784	2,506	291	40	1,150	6,771

Net Income/(Loss)	$24,233	$20,632	$38,800	$21,512	$(45,100)	$60,077

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

          Global Fund Services (GFS)

          Net income for GFS was $16.3 million for the 2002 year, a decrease of $7.9 million from $24.2 million in the prior year, which represented 21% of our total net income and 45% of our total revenues for the year compared with 40% of our total net income and 43% of our total revenue in 2001. The decline in earnings was due to a combination of reduced net interest income, allocated trading portfolio losses and hedge costs, and increased operating expenses to generate new business and improve technology. However, despite weak global equity markets, non-interest income for GFS continued to improve as a result of the MPF program in Hong Kong and growth in new business.

          Despite the fact that equity markets were weak in 2002, non-interest income increased by $10.1 million, or 7%, to $151.0 million from $140.8 million in 2001. Our client assets increased 3%, as new business more than offset the impact of weak equity markets on the value of existing client assets. On average, our assets under administration increased from $80.8 billion to $83.5 billion year-over-year. Hedge funds and funds invested in emerging markets totalled 47% of total client assets.

          Our strong performance in the Asia-Pacific region was a main contributor to the increase in non-interest income. In Hong Kong, strength in our MPF pension revenues resulted in an increase of 13%, or $5.3 million, while new business in Singapore contributed $1.8 million, or 21%, to the increase. Net asset flows of approximately $750.0 million a year are being received by the MPF business.

          Total European fees increased by $2.8 million, with Dublin generating a $2.2 million, or 17%, increase as a result of our focus on alternative investment products there.

          In North America, Bermuda fees remained consistent. New York improved fee earnings by $0.9 million, or 15%. The implementation of a new accounting and valuation system to improve servicing was a key factor in this performance and continues to attract new business. Revenues in our Cayman office declined 33% as services were moved to other locations.

          GFS net interest income decreased from $49.0 million to $43.8 million, as a result of combined margin compression and volume declines. GFS net interest income represented 23% of the division’s total revenue.

          GFS share of the marketable securities trading portfolio loss was $4.3 million, compared with $0.6 million in 2001. The losses on the trading portfolio were allocated across our business divisions.

          Operating expenses for GFS increased 5% to $170.6 million in 2002. This was attributable to increased staff and systems costs in order to generate new business and improve service to existing clients. Our New York and Dublin offices accounted for most of these higher expenses, with increases of $2.0 million and $4.0 million, respectively. Both of these locations are key to our strategy for future growth in GFS. New York has been the starting site for a number of systems improvements and, as a growing source for both onshore and offshore business, has required additional investment in staff. Dublin is the focal point for expanding our GFS presence in Europe and has also needed similar investment. The chief system being implemented is Advent Software’s “Geneva”, a “real-time,” global portfolio accounting system which will become the global standard for GFS.

          Our Guernsey office recovered $0.8 million in the year related to a $3.5 million errors and omissions charge in 2001. The downsizing of the Cayman office resulted in lower operating expenses of $1.3 million compared with 2001. In addition, European locations were negatively affected by the U.S. dollar weakening against the Euro, which contributed to increased expense levels.

          Private Client Services (PCS)

          PCS earned $11.3 million in 2002, a decrease of 45% compared with $20.6 million in 2001, which represented 15% of our total net income and 21% of total revenue for 2002, compared with 34% and 22%, respectively, for 2001. This decrease was primarily the result of an almost $8 million decrease in interest income coupled with slightly lower fee income and modestly increased operating expenses.

          Non-interest income declined $1.6 million compared to 2001, as a result of declining client asset values and levels of investing activity. Our PCS non-interest income is derived, in large part, from our trust services, where fees are based upon client asset values, and investment services, where fees are driven by the transaction volumes and value of assets managed, including those assets invested in our own mutual funds.

          In North America, fee income declined $1.6 million as a result of lower investment transaction fees. At the same time, our fees in Hong Kong declined by $0.8 million, mostly because of the rationalisation of our client base. The net effect of the lower fees in the Asia-Pacific region was offset by an increase of $0.6 million in Europe. Transaction fees increased in our Jersey office as we consolidated our operations and saw positive results from new management appointed in 2001.

          Net interest earnings for PCS decreased $7.7 million to $22.9 million from $30.6 million reported in 2001. This decrease was the result of lower net interest margins and reduced client deposit volumes in a number of our offices, notably Hong Kong, Guernsey, Isle of Man and Cayman.

          PCS share of the trading portfolio loss was $0.4 million, compared with $0.3 million in 2001.

          PCS operating expenses were marginally higher at $77.3 million, compared with $76.3 million in 2001. This represents an increase of 1% over 2001, largely caused by increased staff-related costs.

          Corporate Banking

          Net income for Corporate Banking was $27.8 million in 2002, a decrease of 28% compared to $38.8 million for 2001. This result was mainly due to increased losses from the trading portfolio, lower interest earnings and higher operating expenses, which was partially offset by higher fees derived from client investments in proprietary money funds. Total revenue from Corporate Banking was $54.6 million for 2002, an $8.0 million decrease from 2001, and represented 13% of our total revenue for 2002, compared with 14% for 2001.

          Non-interest income grew 16% to $18.6 million, driven by higher average volumes in our All Points Corporate Money funds. Fees from these funds are mostly asset-based. Increased foreign exchange earnings also contributed to the growth in non-interest income.

          Net interest earnings for Corporate Banking decreased by $1.6 million, reflecting lower margins and reduced volumes. Corporate Banking provides the largest proportion of our Bermuda customer deposits. As these deposits are largely reinvested in our treasury asset portfolios, Corporate Banking is allocated the highest amount of the trading portfolio results. As a result, investment losses for Corporate Banking increased from $3.5 million in 2001 to $12.4 million in 2002.

          Operating expenses increased from $23.5 million in 2001 to $26.5 million in 2002, primarily as a result of higher marketing costs related to the launch of GlobalConnect.

          Community Banking

          Community Banking earned $14.2 million in 2002, a decrease of 34% compared to $21.5 million in 2001, which represented 18% of total net income and 18% of total revenue in 2002 compared with 36% and 18%, respectively, for 2001. All of our Community Banking income, which is driven by customer deposits and the margin earned on those deposits, is earned in Bermuda. In addition, we earn fees from lending services, credit cards, bank account services and foreign exchange services. Therefore, revenues are dependent upon the volume of customer deposits, level of borrowing and transaction activity.

          Non-interest income decreased $3.7 million to $21.5 million in 2002 from $25.2 million in 2001. Card service fees decreased $0.8 million, mostly as a result of a charge for the cessation of a customer rewards programme. Loan origination and related fees were down $0.3 million, while bank account fees dropped $0.5 million, reflecting lower levels of client activity. The balance of the decrease was evenly split between volume-related declines in fees from foreign exchange and investment services.

          Net interest income was $58.1 million in 2002 compared with $55.1 million in the prior year. This improvement was attributable to a reduction in amounts charged for loan loss provisions. We charged $3.4 million for loan losses in 2001 compared with a net recovery of $0.4 million during 2002.

          Community Banking had a loss of $5.2 million on its portion of the outsourced trading portfolio in 2002, compared with a $1.2 million loss in 2001.

          Operating expenses for 2002 were $60.1 million, approximately 4% higher than the prior year level of $57.6 million. A large component of the increase was additional systems costs relating to the launch of EasyLink Online, while other costs were relatively flat.

          Other

          The Bank’s “Other” segment includes non-client specific revenues and expenses, including investment income/loss, proprietary trading income, interest on unallocated capital and related expenses. In addition, there are certain corporate expenses that are not allocated to our business divisions.

          In 2002, this category generated net income of $8.1 million compared with a net loss of $45.1 million in 2001. This increase in net income was primarily related to the Cash 4 Titles litigation. A credit of $5.4 million was recorded in 2002, reflecting an insurance recovery, compared with a charge of $43.4 million in 2001 for litigation settlement costs.

          Revenues totalled $11.5 million, down $1.9 million from last year. Fee income was flat while investment and other income increased by $4.0 million compared with 2001. This increase was primarily a result of several items that affected investment and other income in 2001, including a write-down of $11.5 million relating to our investment in Measurisk, and the gains and losses on the sales of several equity investments. Investment and other income in 2002 included the gain of $1.3 million on the sale of our office building in Guernsey, along with a write-down of $2.5 million on our office building in Cayman. The remainder of the change was primarily due to lower dividends received on our equity portfolio in 2002 compared with 2001. Net interest income decreased $5.8 million to $4.5 million, reflecting reduced margins on unallocated capital.

          Operating expenses decreased $54.8 million to $2.7 million. Of such amount, $48.9 million related to Cash 4 Titles litigation. The remainder was primarily due to expenses of $7.7 million in 2001 relating to a new e-commerce subsidiary that was subsequently discontinued. Expenses in 2002 also included $2.1 million for the Sterling area defined benefit pension plan, while 2001 included a gain of $4.1 million on the settlement of the Bermuda defined benefit plan.

Year Ended December 31, 2001 Compared with (unaudited) Year Ended December 31, 2000

	Year Ended
	December 31, 2001

		Private
	Global Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(US$ in thousands)
Non-Interest Income	$140,813	$69,099	$15,999	$25,217	$5,849	$256,977
Net Interest Income after Loan Losses	48,975	30,587	50,041	55,087	10,322	195,012
Investment and Other Income/(Loss)	(553)	(268)	(3,492)	(1,183)	(2,685)	(8,181)

Total Revenues	189,235	99,418	62,548	79,121	13,486	443,808
Operating Expenses	162,218	76,280	23,457	57,569	57,436	376,960
Income Taxes	2,784	2,506	291	40	1,150	6,771

Net Income/(Loss)	$24,233	$20,632	$38,800	$21,512	$(45,100)	$60,077

	Year Ended
	December 31, 2000

		Private
	Global Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(unaudited)
	(US$ in thousands)
Non-Interest Income	$119,364	$76,927	$13,843	$28,557	$8,528	$247,219
Net Interest Income after Loan Losses	59,946	32,388	44,476	60,212	5,341	202,363
Investment and Other Income/(Loss)	(373)	(191)	279	(1,620)	(6,329)	(8,234)

Total Revenues	178,937	109,124	58,598	87,149	7,540	441,348
Operating Expenses	142,997	79,290	23,337	61,006	13,285	319,915
Income Taxes	2,948	2,771	117	(6)	1,355	7,185

Income/(Loss) from Operations, after Income Taxes	32,992	27,063	35,144	26,149	(7,100)	114,248
Cumulative Effect of Change in Accounting Principle	—	—	—	—	1,517	1,517

Net Income/(Loss)	$32,992	$27,063	$35,144	$26,149	$(5,583)	$115,765

          Global Fund Services (GFS)

          Our GFS division earned net income of $24.2 million in 2001, compared with $33.0 million in 2000. This represented 40% of our total net income and 43% of our total revenues in 2001. The decline in earnings was primarily a result of an increase in operating expenses to support new business.

          GFS reported an 18.0% increase in non-interest income in 2001 due to the growth of our hedge fund clients and the impact of the new MPF business in Hong Kong. In Hong Kong, our MPF pension fund revenues were stronger than anticipated, resulting in fee income growth of 16.8%, or $5.7 million. Fee income in Europe increased by $4.0 million in 2001, primarily as a result of fee income growth in Dublin of $3.0 million in 2001 relating to the growth of Dublin as a centre for alternative investment products. Our Bermuda office generated fees of $39.3 million from GFS in 2001, an increase of $9.9 million over 2000. Our New York office also generated an increase in fee income of $1.4 million to $6.4 million as a result of servicing both onshore and offshore funds for international fund managers.

          Net interest income was negatively impacted as a result of the eleven interest rate cuts made by the U.S. Federal Reserve Board during 2001. Net interest income for GFS fell 18.3% to $49.0 million in 2001 due to lower margins.

          GFS share of the trading portfolio loss was $0.6 million in 2001, compared to $0.4 million in 2000.

          Operating expenses increased by $19.2 million to $162.2 million for 2001 as a result of investment in staff and systems primarily to service new business opportunities. Operating expenses were net of a reduction of $4.6 million in profit related compensation that resulted from litigation charges incurred in 2001. The related litigation cost is included in the “other” category. Increased operating expenses in 2001 were primarily due to the hiring of new employees, particularly in Hong Kong where we were appointed to administer a significant portion of the MPF business, which was launched in December 2000. Direct GFS expenses in Hong Kong increased by $7.0 million in 2001.

          Our Guernsey office incurred a charge of $3.5 million in fiscal year ended December 31, 2001, relating to losses incurred by a GFS client. Other increases in operating expenses occurred in Bermuda where we wrote off the $2.6 million carrying value of a system designed to service alternative investment vehicles. We are currently implementing new systems that we believe will better serve the needs of our clients.

          Private Client Services (PCS)

          Our PCS division earned $20.6 million in 2001, $6.4 million less than in 2000. Earnings from our PCS division represented 34% of our total net income for 2001. Total revenue for PCS, which was $99.4 million, represented 22% of our total revenue for 2001, compared with 25% for 2000.

          Non-interest income declined by $7.8 million in 2001, or 10.2%, due to weak equity markets with revenues from investment services declining by $6.6 million during the period. The lower revenues were a result of decreased asset values and reduced trading volumes. Trust services fees were relatively unchanged in 2001, at $30.4 million. Total fees declined by $2.2 million in Bermuda in 2001, and by $2.6 million in our Jersey office which experienced a decline in brokerage fees.

          Net interest income declined from $32.3 million in 2000 to $30.6 million in 2001, or 5.6%, due to lower margins. Net interest income was negatively impacted by the eleven interest rate cuts made by the U.S. Federal Reserve Board during 2001.

          PCS share of the trading portfolio loss was $0.3 million in 2001, compared to $0.2 million in 2000.

          Operating expenses for PCS declined by $3.0 million to $76.3 million in 2001, primarily due to a decline in profit related compensation. Expenses were tightly controlled during 2001 with no increase in personnel. PCS has implemented a new system to enhance the management of client accounts and is also implementing a financial package to improve reporting to clients.

     Corporate Banking

          Corporate Banking earned $38.8 million in 2001, an increase of 10.4% from 2000, primarily due to increased interest earnings. Corporate Banking’s activities are concentrated in Bermuda, with 85% of total revenues generated from that office. However, we continue to expand our presence in Europe, where revenues grew to $6.2 million in 2001.

          Total revenue from Corporate Banking was $62.5 million in 2001, an increase of $3.9 million, or 6.7%, which represented 14% of our total revenue for 2001 compared with 13% for 2000.

          Net interest income grew by $5.6 million in 2001 due to the impact of increased volumes, which was more than offset by the decline in net interest margin during the year. Capital market volatility in 2001 resulted in our clients increasing holdings of cash deposits. In addition, fee income grew by $2.2 million to $16.0 million in 2001. During 2000, we launched our Corporate Account which enables clients to transact in multiple currencies from one account. We also offer a daily sweep facility into our managed Corporate Money funds. This account and sweep facility had increased volumes, generating higher investment services fees in 2001.

          Corporate Banking experienced $3.5 million of investment losses in 2001, an increase of $3.8 million. The gains and losses on our portfolio of debt securities were allocated across business segments based upon each division’s client volumes. In Bermuda, Corporate Banking funds the majority of net client assets.

          Corporate Banking’s operating expenses were $23.5 million for 2001, little changed from 2000.

          Community Banking

          Our Community Banking division earned $21.5 million in 2001, a decline of $4.6 million from 2000. Total revenue from Community Banking was $79.1 million, which represented 18% of our total revenues for 2001, compared with 20% for 2000.

          Non-interest income of $25.2 million for 2001 was $3.3 million lower than 2000 due to declines in fees of $1.2 million in banking services and a decline of $1.9 million from foreign exchange services. Our decision to exit online credit card payment processing contributed to the decrease in banking services revenues during this period.

          The Community Banking division derives the majority of its revenue from interest earnings. Net interest earnings decreased $5.1 million in 2001 to $55.1 million. This decrease resulted from lower net interest margins following interest rate cuts by the U.S. Federal Reserve Board in 2001. In addition, the results for 2000 included a $1.7 million provision for a loan to a client, First Atlantic Commerce, that incurred credit card losses during 2000.

          The amount of loss in other income/(loss) for 2001 decreased $0.4 million compared with 2000, primarily as a result of recoveries of $2.3 million relating to First Atlantic Commerce. Other income/(loss) in 2000 included a write-off of our investment in First Atlantic Commerce of $4.0 million. The balance of the other income/(loss) relates to the Community Banking division share of losses on our portfolio of debt securities.

          Operating expenses were reduced by $3.4 million to $57.6 million for 2001. The litigation charges in 2001 contributed to a reduction of $1.6 million in profit-related compensation for the community banking division. Operating expenses in 2000 included a provision of $1.3 million relating to estimated chargebacks for First Atlantic Commerce credit card losses.

          Other

          The Other category had a net loss of $45.1 million for 2001 compared with a net loss of $5.6 million in 2000. The loss in 2001 was primarily due to the net cost of the Cash 4 Titles litigation of $43.4 million. The net litigation charge includes $77.5 million of costs relating to the U.S. settlement and outstanding litigation offset by $34.1 million of insurance recoveries received in 2001. Profit-related compensation for 2001 was reduced by $9.3 million as a result of this charge. This amount was allocated across all of our business divisions.

          Non-interest income in 2001 included $4.5 million from non-client foreign exchange earnings, but decreased from $8.5 million in 2000 to $5.8 million in 2001.

          Net interest income grew to $10.3 million in 2001, from $5.3 million in 2000, as a result of higher levels of unallocated capital during the period.

          The amount of loss in other income/(loss) with respect to the Other category decreased to $2.7 million in 2001, compared with a loss of $6.3 million in 2000. Other loss in 2001 included a provision related to our investment in Measurisk of $11.5 million and the loss on the sale of First Ecom. These losses in 2001 were partially offset by dividends received on our equity portfolio of $5.8 million, a gain of $4.1 million on the sale of our interest in the London Stock Exchange and the gain realised on our sale of FEDS. In 2000, other loss included a $10.0 million write-down of our investment in First Ecom, which was offset by dividends received of $5.1 million and the gain on the initial sale of our interest in FEDS in 2000.

          In addition to the litigation settlement costs, operating expenses for 2001 included $3.9 million of legal fees incurred for the Cash 4 Titles case compared with $2.4 million of legal fees incurred for the same litigation in 2000. The 2001 operating expenses also included $7.7 million relating to our investment in a new subsidiary, a gain of $5.6 million resulting from our termination of a defined benefit pension plan in Bermuda during 2001 and $1.5 million of tax expense incurred on behalf of our U.S. employees who were members of the old Bermuda defined benefit pension plan. See Note 8 of the Consolidated Financial Statements.

          In 2000, the Other category also included a gain of $1.5 million resulting from a cumulative effect of a change in accounting principle. See Note 1 of the Consolidated Financial Statements under the heading “Derivative Instruments and Hedging Activities”.

     FINANCIAL CONDITION

	As of December 31,

	2002	2001	2000

	(US$ in thousands, except percentages)
Total Assets	$11,089,968	$10,808,019	$11,373,759
Interest-Earning Assets:
Interest-Earning Deposits with Banks	4,602,862	3,519,613	4,798,085
Interest-Earning Marketable Securities	4,295,788	5,367,136	4,527,513
Total Loans	1,792,743	1,505,188	1,540,036
Allowance for Loan Losses	(24,394)	(27,611)	(26,017)

Net Loans	1,768,349	1,477,577	1,514,019
Total Interest-Earning Assets	10,666,999	10,364,326	10,839,617
Total Interest-Bearing Liabilities	9,808,017	9,645,163	10,238,268
Total Shareholders’ Equity	662,193	629,383	626,447
Impaired Loans	20,167	25,719	23,434
Impaired Loans to Total Loans	1.1%	1.7%	1.5%
Allowance for loan losses to Impaired Loans (Coverage Ratio)	121.0%	107.4%	111.0%
Net Loans to Interest-Earning Assets	16.6%	14.3%	14.0%

     Assets

          Average total assets in 2002 were $10.0 billion, down $847 million or 7.8% from $10.8 billion in 2001. Total balance sheet assets were $11.1 billion at December 31, 2002, an increase of $281.9 million from December 31, 2001. Period-end balances can differ significantly from average balances as our clients often reposition their assets at quarter-ends.

          Our asset mix continues to be comprised of high quality and liquid instruments. In 2002, we maintained 82% of average interest-earning assets in the form of either interbank deposits or debt instruments issued by OECD governments and financial institutions.

          Interest-Earning Deposits with Banks

          Average interest-earning deposits with banks of $3.2 billion for 2002 represented 33.4% of total average interest-earning assets, which compares with $4.1 billion and 39.7%, respectively, for 2001. At December 31, 2002, interest-earning deposits with banks were $4.6 billion. The significant increase from the average balance is due to a year-end increase in customer deposits and the decision made in October 2002 to reduce the size of our outsourced trading portfolio. The funds from the reduction in the outsourced portfolio have been redeposited with banks until we reinvest the proceeds in our securities portfolio that is managed in-house. See “Item 4. Information on the Company—Selected Statistical Information on Banking Operations—Distribution of Assets, Liabilities, and Stockholders’ Equity; Interest Rates and Interest Differential—Average Consolidated Balance Sheets”.

          We only place deposits with highly rated institutions and ensure there is an appropriate geographic diversification. Exposure and aggregate limits are set for each of the institutions with which we have a relationship. At December 31, 2002, external rating agencies rated 96.7% of our interbank deposits A- or better.

          Marketable Securities

          Total marketable securities at December 31, 2002 were $4.4 billion, compared with $5.5 billion at December 31, 2001. The average balance of our interest-earning marketable securities portfolio for 2002 was $4.7 billion, unchanged from 2001. Marketable securities represented 49% of total average interest-earning assets in 2002, up from 45.9% in 2001.

          The following table provides an analysis of the carrying value of our marketable securities as at December 31, 2002, 2001 and 2000:

	As at December 31,

	2002	2001	2000

	(US$ in millions)
U.S. Government and Agencies	980	1,487	1,045
Non-U.S. Government, Provinces and Municipalities	146	127	326
Corporate Debt—U.S.	892	1,094	781
Corporate Debt—Non-U.S.	2,278	2,659	2,376
Mutual Fund/Equity Investments	74	101	166

Total	4,370	5,468	4,694

          A portion of our total marketable securities is held in a trading portfolio, which had a total value of $494.8 million at December 31, 2002, compared with $1.3 billion a year earlier. The average balance of the trading portfolio for 2002 was $1.3 billion, compared with $623 million in 2001. Our trading portfolio is managed by a third-party investment management firm, BlackRock Financial Management, Inc., in accordance with strict portfolio quality and duration guidelines. The trading portfolio must have a minimum weighted average credit quality of AA-, no single issue may be rated below A, and concentration risk is mitigated by adhering to sector limits. The maximum duration for the portfolio is 0.5 years.

          In late 2001, we increased the size of the trading portfolio to $1.3 billion with the aim of improving the long-term yield on our securities and asset diversification. However, we found that market conditions in 2002 led to variations in portfolio performance, which, as this is a mark-to-market trading portfolio, resulted in earnings volatility that was outside what we considered to be acceptable limits. Accordingly, the portfolio size was reduced to our revised target of approximately $500.0 million by December 31, 2002. For more information on our trading portfolio and interest rate risk management, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Trading Activities”.

          Our available for sale marketable securities portfolio was valued at $3.9 billion at December 31, 2002, compared with $4.1 billion at December 31, 2001. Our Capital Markets Products division manages this portfolio of primarily debt instruments issued by governments and government agencies of OECD countries and debt instruments issued by financial institutions, principally banks, organised in these countries. Our guidelines stipulate a minimum average credit rating of A- for the portfolio as a whole, with no single issue being less than BBB at the time of purchase.

          The strategy for the available for sale portfolio has been to hold investment grade securities with a short duration and low interest rate exposure that closely matches the expense stream of most of our deposits. We utilise swaps to convert instruments with a fixed income stream into floating to manage interest rate risk. At December 31, 2002, 88.7% of this portfolio was comprised of floating rate securities.

          In 2002, we also introduced a new portfolio of available for sale securities that pay a fixed rate income stream. It is our intention to gradually build a longer-duration portfolio equivalent to the size of our capital base. At December 31, 2002, the fair value of this fixed rate portfolio was $365 million. We expect to add to this portfolio over time as part of our interest rate risk management process. We also hold a small portfolio of equity securities and mutual funds.

          Loans

          Types of Loans

          The following table presents our loan portfolio by category as of the dates indicated:

	As at December 31,

	2002	2001	2000

	(US$ in thousands)
Mortgages	$853,928	$780,133	$759,554
Bermuda Commercial	217,421	174,421	204,369
Bermuda Personal	199,674	161,641	160,738
International Commercial and Personal	161,294	145,467	234,612
Secured Short-term Investment Loans	360,426	243,526	180,763

	As at December 31,

	2002	2001	2000

	(US$ in thousands)
Total Loans Before Allowance for Loan Losses	$1,792,743	$1,505,188	$1,540,036

General and Specific Allowances for Loan Losses	(24,394)	(27,611)	(26,017)

Net Loans	$1,768,349	$1,477,577	$1,514,019

          Loans net of related allowances increased $291 million to $1.8 billion at December 31, 2002. Our average loan portfolio represented 17.6% of average total interest earning assets during fiscal 2002, up from 14.4% in the prior year. Loans increased during 2002 across all categories, but primarily in secured short-term investment loans and mortgages.

          The majority of the increase in short-term investment loans relates to credit facilities provided by GFS to certain clients for liquidity and, on a selective basis, for investment purposes. Lending for liquidity involves short-term advances to bridge the timing difference between the sale or purchase of specific assets and the receipt of cash from predetermined sources. Investment or leverage facilities are provided to a select group of clients who have demonstrated a consistent investment record. These loans may be for a longer duration and are conservatively margined. The margin is determined specifically for each client based on an analysis of the performance and mix within the investment portfolio. In both cases, GFS is the custodian for the collateral and often serves as the administrator. Amounts drawn and approved under these facilities were $187 million and $341 million respectively at December 31, 2002, compared with $77 million and $105 million at December 31, 2001.

          At December 31, 2002, our syndicated loan exposure totalled $109 million, consisting of $23 million of overseas syndicated loans, $27 million to reinsurance and other companies in Bermuda, and $59 million to a Bermuda-based investment fund. This compares to syndicated loan exposure of $119 million at December 31, 2001, of which $45 million related to overseas syndicated loans, $20 million to reinsurance companies and other in Bermuda, and $54 million to a Bermuda-based investment fund. All syndicated obligors are investment grade and we have not experienced any significant deterioration in credit risk on these credit exposures.

          The growth in mortgages in the year of $74 million reflects increased residential and commercial mortgage activity in Bermuda. The mortgage portfolio continues to represent a relatively low risk profile, as mortgage lending typically results in a relatively low level of loan losses as a result of conservative loan-to-value advance rates, which are typically 80% or less of the collateral value. A significant downturn in local economic conditions and real estate values could result in increased loan losses and difficulties in disposing of real estate collateral. During 2002 we also sold, or obtained repayment of, $30 million of mortgages recorded in our Cayman office following our decision to stop providing banking services in that market.

          Impaired Loans And Allowance For Loan Losses

          Approximately $1.4 billion, or 78%, of our total loans are Bermuda-based, and the quality of these loans has been fairly consistent due to the relatively stable nature of the Bermuda economy. Bermuda has not experienced similar swings in economic volatility, employment levels, and real estate values that many other jurisdictions have experienced, and this stability has been reflected in the generally stable quality of our loan portfolio. Loan quality has remained relatively consistent, with no material changes in loan concentrations or re-allocations of allowances. We consider our allowance for loan losses to be adequate for losses inherent in the portfolio at December 31, 2002.

          Loans are considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which payment is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection. Those loans over 90 days due that are deemed to be well-secured and in the process of collection are placed on a non-accrual basis and related interest is recorded in income only when received. For all other impaired loans that are placed on non-accrual basis, interest is not recognised until the principal balance has been repaid. At December 31, 2002 and December 31, 2001, there were $0.3 million and $2.4 million, respectively, of loans that were overdue more than 90 days, but which were not considered impaired as they were well secured and in the process of collection.

          At December 31, 2002, impaired mortgages reduced to $12.7 million of which $11 million are located in Bermuda. These loans are fully collateralised. Impaired commercial loans at December 31, 2002 decreased by $2.6 million. Full payment was received on the $1.8 million First Atlantic loan, which was classed as impaired in 2001, with the first $1 million in proceeds reimbursing an earlier insurance claim. Further net payments of $0.6 million were received during the year on other real estate impaired loans.

          Impaired personal loans in Bermuda reduced $0.8 million as a result of improved collection and repayment activity.

          Our allowance for loan losses represents management’s judgment of losses inherent in the loan portfolio at the assessment date and consists of both specific and general reserves. Our credit risk management department prepares a quarterly analysis of impaired loans and related reserves. This analysis is reviewed for adequacy by our board of directors. The methodology for the analysis is set out in our credit policy, which is periodically reviewed by management and the board of directors.

          The Bank employs a risk rating methodology for all commercial and secured short-term investment loans. Our risk rating methodology uses an 8-grade rating system incorporating “special mention,” “substandard,” “doubtful” and “loss” definitions that, since July 2000, have been aligned with U.S. regulatory norms. Account officers are responsible for risk rating accuracy, which is tested periodically by a credit review group that is independent of the lending functions.

          The table below outlines the classifications of our 8-grade risk rating system:

	Risk
Category	Rating	Description

Minimal Risk	1	Little or no risk
	2	Better than average risk
Average Risk	3	Average risk—upper tier
	4	Average risk—lower tier
Higher than Average Risk	5	Special Mention—(also known as OAEM—“other assets especially mentioned”)
Classified Assets	6	Substandard
	7	Doubtful
	8	Loss

          Prior to July 2000, all credit facilities were assigned a risk rating that was considered in the establishment of an allowance for loan losses. However, for retail consumer loans, individual risk rating of credits is not practical, cost effective, or meaningful, and, since July 2000, credit risk for these loan assets is now measured in terms of delinquency and prior loss experience. Credit facilities that are not risk rated include all consumer and personal loans, mortgages and credit cards.

          Specific Reserves. On a quarterly basis, risk rated loan assets that have been graded “substandard” or “doubtful” are assessed for impairment by comparing the book value of each such loan to its current value, generally determined by an assessment of the realisable value of collateral, or by the loan’s fair market value or through discounted cash flow analysis. Identified shortfalls in value are set up as specific provisions against these assets. Where specific provisions are deemed to be required for substandard loans, such loans are reclassified as doubtful. Although consumer and personal loans, mortgages and credit cards are not risk rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

          General Reserves—risk rated portfolios. Each quarter, the portfolio of our loan assets that are risk rated is reviewed by business division and by risk rating. Estimated historic loss rates for each risk rating and business division are reviewed and adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted loss factors are applied to the portfolio balance, excluding identified impaired loans that warrant a specific reserve, for each business division and risk rating. We have recently introduced a migration modelling approach that will be used to support these estimates of historic losses from each risk rating. Impaired assets that warrant a specific reserve are excluded from the pool of loans subject to general reserve modelling.

          General Reserves—non-risk rated portfolios. Reserves are established with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth, and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this analysis.

          Unallocated Reserves. An unallocated allowance is also included to reflect any imprecision in the allowance methodology as well as management’s judgments of inherent losses within the portfolio which have not otherwise been identified or measured in the manners described above. Unallocated reserves also take into account the risk factors inherent in the Bermuda-based loan portfolio, including concentration risk and economic risk.

•	Concentration Risk. We consider that our Bermuda retail portfolios, consumer, personal, mortgages, credit cards, and commercial lending represent “Bermuda” risk, and in many ways will perform in a relatively consistent manner when various factors are present. For instance, a high degree of our lending is for the purpose of purchasing, and/or is secured by, Bermuda real estate. As a result of our high exposure to Bermuda, and in particular Bermuda real estate, these portfolios are considered highly correlated and subject to common influences.

•	Economic Risk. We consider that all our Bermuda-based portfolios are subject to economic risk, emanating predominantly from the United States. The U.S. economy has a direct and significant impact on Bermuda and, as a result, on the credit risk of our Bermuda-based borrowers. Bermuda does not have a diverse economy and deterioration in one of its key industries would be especially harmful to the overall economy. International business, now Bermuda’s largest revenue generator, is subject to many other external economic and regulatory-related influences that could significantly impact Bermuda. International business can also be impacted by local factors. Potential events such as political independence, labour strife, amended legislation affecting international companies, or increased restrictions on non-Bermudian labour, all of which are increasingly debated in local political circles, could negatively impact the business environment. We believe that international business is highly mobile and can re-locate to other jurisdictions relatively quickly.

          Any combination of the above economic factors could significantly impact our loan portfolios and therefore are considered in determining the level of general reserves.

          Charge-off policy. All consumer and personal loans and mortgages that are greater than $100,000 and all risk rated loans (commercial loans and secured short-term investment loans) which have been identified as impaired and which have been provided for under our reserving methodology, are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. The treatment of such loans is unchanged from our prior practices.

          We changed our charge-off policy during fiscal year ended June 30, 2000 for certain smaller loans. Under our current policy, consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged-off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received. This policy was introduced to simplify the reserving and charge-off policy for smaller loans. Under the previous policy, the amount of such overdue personal loans, mortgages and credit card balances that exceeded the fair market value of the collateral was provided for in the allowance for loan losses. Under the current policy, the total amount outstanding, whether supported by underlying collateral or not, is written off immediately. As the underlying loans are small and of a personal nature or relate to credit card balances, the amount of underlying collateral is generally not significant and the difference in the two policies is not material to our financial statements. As a general matter, it is very uncommon to have any impaired mortgage outstanding under $100,000 due to the nature of the real estate market in Bermuda. Mortgage balances under $100,000 are typically mortgages that have been substantially repaid and, therefore, have a large property value in comparison to the outstanding balance of the mortgage.

          The cumulative effect of this change in policy was to reduce the amount of impaired loans and the related allowance for loan losses in the consolidated balance sheet at June 30, 2000 by $1.5 million. However this is a cumulative figure which relates to more than one financial period. The effect of the change in policy on the statement of income averages approximately $350,000 per annum over the three fiscal years prior to June 30, 2000, and is therefore considered to be immaterial.

     Liabilities

          Deposits

          Total customer deposits at December 31, 2002 were $10.2 billion, an increase of $221.7 million, or 2.2%, from December 31, 2001 and a decrease of $344.7 million, or 3.3%, from December 31, 2000. Average deposits in the fiscal year ended December 31, 2002 were $8.8 billion compared with $9.7 billion for fiscal year 2001 and $9.3 billion for calendar year 2000. In servicing our client base, we provide a range of term and demand products, including savings and checking account services. Our international clients generate a substantial majority of our customer deposits. The decline in average deposits followed the eleven successive interest rate cuts in 2001 as our clients more actively managed their cash balances to improve their return. Our customer deposit volumes declined in late 2001 and remained at a lower average level throughout 2002.

          Our deposit base is sourced entirely from our business divisions. We do not, as a general policy, solicit interbank or government funds. Any exceptions are short-term in nature and are not material to our balance sheet. We do not have any short-term borrowing debt.

          The following table presents non-interest bearing and interest bearing deposits placed with us, computed for Bermuda alone and on an international basis at the dates indicated.

		As of December 31,
	2002	2001	2000

	(US$ in thousands, except percentages)
Deposits placed in Bermuda
Demand
Non-Interest Bearing	$325,690	$234,613	$255,657
Interest-Bearing	3,413,106	2,722,528	2,468,561
Term	2,172,139	2,224,350	2,623,072

Total Deposits placed in Bermuda	$5,910,935	$5,181,491	$5,347,290

Deposits placed in our International Offices
Demand
Non-Interest Bearing	$31,482	$63,690	$16,977
Interest-Bearing	2,499,193	2,335,992	2,467,349
Term	1,723,579	2,362,294	2,678,306

Total Deposits placed in our International Offices	$4,254,254	$4,761,976	$5,162,632

Total Deposits	$10,165,189	$9,943,467	$10,509,922

     Liquidity and Capital Resources

          Liquidity

          Our ability to fund the repayment of liabilities as they occur is essential to our creditors, depositors and regulatory authorities. In our various banking subsidiaries around the world, as well as in Bermuda, we attract deposits from a large and diverse customer base. Our deposit base is our primary source of cash flows. As of December 31, 2002, customers had placed deposits with us totalling $10.2 billion, with $5.9 billion placed in Bermuda and $4.3 billion placed in our international offices. These deposits are both demand and term liabilities and the majority are due within three months. We are able to satisfy our liquidity requirements by the disposal of liquid assets which, in general, are short-term or are traded on highly liquid markets. As of December 31, 2002, liquid assets represented 81.6% of total assets compared with 83.6% at December 31, 2001, and averaged 80.1% in the fiscal year ended December 31, 2002 compared with 82.9% during the fiscal year ended December 31, 2001.

          Liquidity risk is managed through our Capital Markets Products division and monitored in the corporate and subsidiary asset and liability committees. We have established policies that specify acceptable asset classes and investment parameters for those assets. We monitor our liquidity on a regular basis, to ensure that we are prepared for possible changes in circumstances. We also use informal lines of credit provided by interbank counterparties to meet daily cash needs.

          Capital Management

          One of our key objectives is to maintain a strong capital position in order to achieve healthy capital ratios and high credit ratings, and to provide the funding needed for corporate growth. Capital requirements are balanced against the need to provide enhanced shareholder returns and all uses of capital are carefully evaluated, considering expected levels of risk-adjusted assets, future investment plans and the achievement of capital performance criteria.

          We are regulated by the Bermuda Monetary Authority, or BMA, which has established guidelines for minimum capital ratios. The policies of the BMA in this respect follow the standards imposed on banks in the United Kingdom by the Financial Services Authority and are consistent with the Basel Committee Standards. Our total capital ratio at December 31, 2002 of 15.4% is above the ratios required by regulators for a well-capitalised institution.

          Restrictions on the Ability of Our Subsidiaries to Transfer Funds to Us

          Our subsidiaries located outside of Bermuda are required to maintain certain liquidity ratios or minimum levels of capital in accordance with the laws of the jurisdictions in which they operate, as set forth below. The necessity of maintaining these ratios or levels of capital could restrict the ability of these subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. These restrictions have not in the past had any impact on our ability to meet our cash obligations and are not expected to have any such impact in the future:

Subsidiary	Required Limits

North America
The Cayman Islands	12% Capital Ratio Minimum
New York	8% Total Capital to Risk Weighted Assets
4% Tier 1 Capital to Risk Weighted Assets
4% Tier 1 Capital to Average Assets
Europe
Dublin	10% Capital Ratio Limit
Guernsey, Channel Islands	12% Risk Asset Ratio
Isle of Man	10% Risk Asset Ratio
Jersey, Channel Islands	Minimum of GBP 0.25 million plus 27.5% of projected annual expenses
Luxembourg	8% Capital Ratio Limit
30% Liquidity Ratio
Asia-Pacific
Cook Islands	Minimum of NZ$250,000
Hong Kong
Bermuda Trust (Far East) Ltd	Minimum of HKD 50 million
Bermuda Trust (Hong Kong) Ltd	Minimum of HKD 3 million
New Zealand	None
Singapore	Minimum of SGD 5 million

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     Directors

          The following table presents pertinent information concerning our directors as of the date of this annual report. Our board consists of 13 directors, 12 of whom are non-executive directors. Our directors are elected by holders of our common shares for a three-year term, and are divided into three classes of approximately equal size, which class assignment is determined by lot. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

			Term of
Name	Current Position	Date Became Director	Office Expires

Joseph C.H. Johnson, JP	Director	December 1985	2005
	Chairman	January 2001
Paul A. Leseur, MBE	Director	June 1976	2004
	Deputy Chairman	January 2001
E. Eugene Bean	Director	May 1995	2005
John D. Campbell, QC, JP	Director	July 1987	2004
Peter N. Cooper	Director	September 1987	2006
The Hon. Ann F. Cartwright DeCouto, JP	Director	July 1987	2005
William de V. Frith, JP	Director	September 1961	2005

			Term of
Name	Current Position	Date Became Director	Office Expires

David P. Gutteridge	Director	September 1987	2006
David W. Hamshere, JP	Director	August 1990	2005
R. Blake Marshall, CA	Director	September 2001	2004
Richard S.L. Pearman	Director	June 1975	2006
Henry B. Smith	Director, Chief Executive Officer	March 1999	2004
Dennis G. Tucker, JP	Director	May 1995	2006

          Joseph C. H. Johnson, JP has served as a member of our board since 1985 and as our Chairman since 2001. Mr. Johnson is President & Chief Executive Officer of American International Company Ltd., a subsidiary of American International Group (AIG), a holding company that, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities and financial services. He is a past President of the Bermuda Chamber of Commerce and past Chairman of the International Companies Division of the Bermuda Chamber of Commerce. He is also Chairman of the board of directors of IPC Holdings, Ltd.

          Paul A. Leseur, MBE has served as a member of our Board since 1976 and as our Deputy Chairman since 2001. Mr. Leseur has been involved in the tourism industry for the past 40 years and has served as President of The Bermuda Hotel Association, The Hotel Employers of Bermuda, The Lantana Hotel, and Bermuda Air Conditioning Ltd., Bermuda’s largest mechanical company. He has served as a Member of the Bermuda Monetary Authority and was a founding Governor and Chairman of the Bermuda College. Currently, Mr. Leseur is Chairman of Oleander Cycles Ltd.

          E. Eugene Bean has served as a member of our board since 1995. Mr. Bean is President & Chief Executive Officer of Bermuda Aviation Services and its wholly owned subsidiary, Aircraft Services Bermuda Ltd., and has extensive airline experience. Bermuda Aviation Services Ltd. (BAS) is publicly traded on the Bermuda Stock Exchange. The company, along with its wholly owned subsidiary Aircraft Services Bermuda Ltd. (ASB), supplies aviation-related services in Bermuda. BAS also owns Crow Lane Bakery Ltd., which operates a wholesale bakery operation and several retail food outlets in Bermuda. BAS is also the majority shareholder in BAS-Serco, a joint-venture company which supplies outsourcing services to both the public and private sector in Bermuda, Weir Enterprises Ltd., an automotive parts distributor and DE Mortimer Ltd., a wholesale distributor of industrial chemicals and supplies. In addition to sitting on the Executive Committee and Board of Directors of BAS and ASB, he is a Director of Stevedoring Services Ltd., the major supplier of container seaport services in Bermuda, and the Bermuda Stock Exchange Council.

          John D. Campbell, QC, JP has served as a member of our board since 1987. Mr. Campbell is Senior Counsel at Appleby Spurling & Kempe, Barristers & Attorneys. He was appointed as Queen’s Counsel in 1992. He is also a Director of Sea Containers Ltd. and Orient-Express Hotels Ltd., Argus Insurance Company Ltd. and certain other companies for which Appleby Spurling & Kempe act as attorneys.

          Peter N. Cooper has served as a member of our board since 1987. Mr. Cooper is Managing Director of A.S. Cooper & Sons Ltd., a leading Bermuda retail store. He is also a Director of A.S. Cooper & Sons, Alexander Samuel Cooper Ltd., a holding company for real estate and other investments, The Bermuda Press Ltd., which specialises in publishing and printing, and BF&M Ltd, a holding company for the BF&M Insurance Group.

          The Hon. Ann F. Cartwright DeCouto, JP has served as a member of our board since 1987. Mrs. Cartwright DeCouto holds a Bachelor of Laws and is a member of the Bar of England and Wales, a Member of the Bermuda Bar and a notary public. She established her own legal practice, Ann Frith Cartwright Barristers & Attorneys, in 1973 and conducts an extensive litigation practice in Bermuda.

          Mr. William de V. Frith, JP has served as a member of our board since 1961. Mr. Frith is President of William Frith Ltd., a real estate investment company. He is also a Director and President of S.C.A.L.A., a mutual insurance company. Mr. Frith served as Bermuda’s French Consul for 36 years and has been honoured by France with the Legion of Honour, National Award of Merit and the National Award of Merit for Agriculture, all with the rank of Chevalier. Mr. Frith served the city of Hamilton as Mayor for three years and as a Councillor for 28 years.

          David P. Gutteridge has served as a member of our board since 1987. In 1999, Mr. Gutteridge retired as Executive Vice President of Bermuda Home Ltd. He is a Director of Argus Insurance Company Ltd., Devonshire Industries Ltd., a paint manufacturer, Bermuda Bakery Ltd., a wholesale bakery operation and Engravers Ltd., specialised printers.

          David W. Hamshere, JP has served as a member of our board since 1990. Mr. Hamshere is Managing Director of TESS Ltd., with 19 retail shops in Bermuda. He is also a Director of Delverton International, a Hong Kong garment trading company. He is the former Chairman of the Bermuda Department of Tourism Board.

          R. Blake Marshall, CA has served as a member of our board since 2001. Mr. Marshall is President of Par Management and Consulting Services Ltd., a provider of accounting and management services to local and international companies in Bermuda. He is also a Director of BF&M Ltd., a holding company for the BF&M Insurance Group, SDI Inc., a Bermuda-based investment subsidiary of the Hyatt Corporation and the Grotto Bay Beach Hotel. He is a member of the Florida Institute of Certified Public Accountants and the Institute of Chartered Accountants of Bermuda.

          Richard S.L. Pearman has served as a member of our board since 1975. Mr. Pearman is a Consultant with Conyers Dill & Pearman, Barristers & Attorneys. He is Chairman of Engravers Ltd., specialised printers, and Deputy Chairman of Bermuda Aviation Services Ltd. and Aircraft Services Ltd. Mr. Pearman is a Director of Masters Ltd., a department store, Bermuda Properties Ltd. (Castle Harbour Hotel), a land development company, and Ocean Wilsons International Ltd., a Bermuda Company quoted on the London Stock Exchange. Mr. Pearman also represents a number of international companies registered in Bermuda through his association with Conyers Dill & Pearman. He is a notary public and past Chairman of the Bermuda International Business Association.

          Henry B. Smith has served as a member of our board since 1999 and our Chief Executive Officer since 1997. From 1973 to 1997, Mr. Smith held various other positions within the Bank, including Executive Vice President and Chief Operating Officer, Executive Vice President (Europe) and Senior Vice President and General Manager, Retail Banking. He is a Deputy Chairman of the Bermuda Stock Exchange Council and is a Director of W.P. Stewart & Co., Ltd.

          Dennis G. Tucker, JP has served as a member of our board since 1995. Mr. Tucker is Vice President & Managing Director of Sonesta Beach Resort, Bermuda, and has extensive knowledge of the hotel industry. He is also a Director of Port Royal Ltd. and Hotel Corporation of America, Ltd., both Bermuda-based companies. Mr. Tucker is a Trustee of the Hotel Pension Trust and is President of the Hotel Employers of Bermuda. He is past President of the Bermuda Hotel Association and the Bermuda Employers Council.

     Committees of the Board of Directors

          Four principal standing committees support the work of the Board. Each committee has written terms of reference (charters) approved by the Board and the conduct of business at committee meetings conforms to the practices of the Board. The Board and each of its committees has the power to take, at the expense of the Bank, such independent, outside advice as it considers necessary to perform its duties. The membership of each committee is determined by the Board based on the recommendations of the Nominations and Governance Committee.

          Risk and Audit Committee

          The main role of the Risk and Audit Committee is oversight of the accounting and financial reporting process of the Bank and audits of the Bank’s financial statements. The Committee is responsible for recommending to the Board the appointment of the Bank’s external auditors and the arrangements with the auditors with respect to their fees and expenses. The Committee is also responsible for, among other things, generally overseeing and reviewing the work of the external auditors, reviewing the Bank’s financial statements, reviewing the integrity of the Bank’s systems of internal controls over operations and financial reporting, monitoring the internal and external audit processes and compliance with Bank policies and legal and regulatory matters. The audit committees of the Bank’s subsidiaries are subject to oversight by the Risk and Audit Committee. Members of the Risk and Audit Committee are John D. Campbell, QC, JP (Chairman), R. Blake Marshall, CA, David W. Hamshere, JP and Paul A. Leseur, MBE.

          Nominations and Governance Committee

          The Nominations and Governance Committee is responsible for identifying and recommending nominees for the Board and for ensuring that the Board and each of its committees is composed of individual directors with the abilities and skills necessary to effectively lead the Bank and shape its vision and direction. The Committee is also responsible for performing periodic performance evaluations of individual directors and the Board as a whole, recommending on the mandates of the Board’s committees and policies governing the size and structure of the Board and monitoring developments in corporate governance practices. Members of the

Nominations and Governance Committee are E. Eugene Bean (Chairman), David P. Gutteridge, the Hon. Ann F. Cartwright-DeCouto, JP, William De V. Frith, JP and Dennis G. Tucker, JP.

          Compensation Committee

          The Compensation Committee is responsible for ensuring that the remuneration packages offered to the Bank’s directors and executive officers are competitive and designed to attract, motive and retain directors and executive officers of the standard required and to stimulate performance with the overall view of enhancing shareholder value. The Committee is also responsible for any Bank share-related compensation schemes, performing an annual evaluation of the CEO based on objective performance criteria, ensuring that appropriate succession plans are in place for the CEO and other executive officers and senior management, and recommending to the Board a successor to the CEO when a vacancy occurs in that office. Members of the Compensation Committee are David W. Hamshere, JP (Chairman), Peter N. Cooper, David P. Gutteridge, Joseph C.H. Johnson, JP, Richard S.L. Pearman and Dennis G. Tucker, JP.

          Board Advisory Committee

          The main purpose of the Board Advisory Committee is to consult with management on behalf of the Board during extraordinary situations when the Board is not in session and to advise management regarding acquisition, disposition and merger opportunities. The Committee also serves as a forum for the chairs of the Board’s committees to discuss the activities and operations of the other Board committees. Members of the Board Advisory Committee are Joseph C.H Johnson, JP (Chairman), Paul A. Leseur, MBE, E. Eugene Bean, John D. Campbell, QC, JP and David W. Hamshere, JP.

     Executive Officers

          The following table presents pertinent information concerning our executive officers as of the date of this annual report. The business address of each of the persons in this table is as follows: c/o The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda.

		Executive	Date Appointed to	Date Started
Name	Current Position	Officer Since	Current Position	at Bank

Henry B. Smith	Chief Executive Officer	October 1990	March 1997	September 1973
Philip M. Butterfield	Chief Operating Officer	June 2000	August 2001	June 2000
Edward H. Gomez	Chief Financial Officer	December 1995	December 1995	February 1988
Wayne P. Chapman	Head of Private Client Services	July 1997	July 2001	November 1980
Michael W. Collins	Head of Banking Services	November 1998	July 2002	July 1992
Paul H. Smith, ACA, CFA	Head of Global Fund Services	June 1997	January 2001	May 1996

          Henry B. Smith has served as a member of our board since 1999 and our Chief Executive Officer since 1997. From 1973 to 1997, Mr. Smith held various other positions within the Bank, including Executive Vice President and Chief Operating Officer, Executive Vice President (Europe) and Senior Vice President and General Manager, Retail Banking. He is a Deputy Chairman of the Bermuda Stock Exchange Council and is a Director of W.P. Stewart & Co., Ltd.

          Philip M. Butterfield has been our Chief Operating Officer since 2001. In 2000, he joined the Bank as our Chief Administration Officer. From 1972 to 2000, Mr. Butterfield held various positions with Citibank, including U.S. Chief of Staff of Citibank Private Bank, Chief Administration Officer of Citigroup Industrial Credit and key roles in North American Global Finance/Corporate Staff, North American Banking, Financial Institutions Services and Corporate Banking.

          Edward H. Gomez has been our Chief Financial Officer since 1995. From 1988 to 1995, Mr. Gomez served in various other positions within the Bank, including Vice President, Finance and Planning and Senior Manager, Financial Control. From 1973 to 1988, he held various financial positions with The Ford Motor Company, including Vice President – Treasurer of reinsurance and finance operations and President and Managing Director of Ford’s Bermuda subsidiaries.

          Wayne P. Chapman has been our Head of Private Client Services since 2001. From 1997 to 2001, Mr. Chapman served as our Senior Vice President, Investment Services. From 1980 to 1997, Mr. Chapman served in various other positions within the Bank, including Managing Director of our Luxembourg Office, Manager, GFS, Bermuda and Deputy Manager, Global Custody.

          Michael W. Collins has been our Head of Banking Services since 2002. From 1992 to 1999, Mr. Collins served in various other positions within the Bank, including Vice President and Head of Corporate Banking. From 1990 to 1992, he was International Corporate Manager for Bermuda Commercial Bank Ltd. From 1985 to 1990, he held various positions with J.P. Morgan & Co. Incorporated, including Vice President, Loan Syndications Group and Assistant Vice President, European Corporate Finance.

          Paul H. Smith, ACA, CFA has been our Head of Global Fund Services since 2001. From 1998 to 2001, Mr. Smith was our Senior Vice President, Global Fund Services, Asia. From 1996 to 1998, he served as our Managing Director of Financial Institutions. From 1995 to 1996, he worked for Tiedemann International Group, a fund management company. From 1984 to 1995, he held various positions with Ermitage SA, a privately owned fund management company. He is also a Director of a number of our subsidiary companies in Asia-Pacific as well as a number of other companies associated with our clients.

          There are no family relationships among any of our directors or executive officers.

     Executive Office and Senior Management Committees

          The Executive Office

          The Executive Office is accountable for the day-to-day management of the Bank. The primary responsibility of the Executive Office is the approval and implementation of operating and strategic plans.

          Strategic Planning Committee (SPC)

          The SPC is responsible for developing and monitoring the Bank’s strategic plans, subject to Executive Office oversight. These include long-term planning proposals, new product/business line proposals and business development/cross-selling proposals.

          Risk Management Committee (RMC)

          The RMC provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank’s management, business groups and support functions to identify, monitor, measure and control risk. The RMC will recommend risk-related policies to the Executive Office for approval.

          Operating Committee

          The Operating Committee is comprised of the Executive Office and members of our senior management. The purpose of this Committee is to receive and disseminate information from the Board of Directors, Executive Office, SPC and RMC.

     Share Ownership of Directors and Executive Officers

          As of December 31, 2002, the members of the Bank’s board of directors and its executive officers, as a group, were beneficial owners of 2,145,198 common shares, which represented 7.2% of the Bank’s outstanding common shares. David P. Gutteridge, one of our directors, beneficially owned a total of 723,148 common shares. 653,546 of these shares were held in a family trust. Richard S.L. Pearman, one of our directors, beneficially owned a total of 340,890 common shares. Henry B. Smith, our chief executive officer and one of our directors, beneficially owned a total of 336,666 common shares. All other directors and executive officers of the Bank each beneficially owned less than one percent of our shares at December 31, 2002. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for information on the major shareholders of the Bank and the method used for determining beneficial ownership.

     Director Compensation

          Effective April 1, 2003, directors who are not also employees of the Bank, other than the chairman and deputy chairman of the board, receive compensation at the rate of $10,000 per annum for their service as board members, $1,000 for each board meeting attended and $750 for each board committee meeting attended, with the exception of the Risk and Audit Committee, for which directors will receive $1,000 per meeting attended, and the Board Advisory Committee, for which directors will receive no additional meeting attendance fee. Committee chairmen receive an additional $15,000 per annum, with the exception of the chairman of the Risk and Audit Committee, who receives an additional $18,000 per annum, and deputy committee chairmen receive an additional

$2,500 per annum. The chairman and deputy chairman of the board receive an all-inclusive fee of $85,000 and $67,500 per annum, respectively. In addition, non-employee directors are eligible to receive 2,000 options to purchase common shares of the Bank each year.

          We incurred $326,000 in compensation to our directors during the fiscal year ended December 31, 2002.

          Henry B. Smith, who is our Chief Executive Officer, does not receive additional compensation for his service as a director.

          All directors also receive reimbursement of reasonable expenses incurred in attending board and committee meetings and otherwise carrying out their duties.

          The compensation of the directors is from time to time determined by the board. Any directors who perform services which in the opinion of the board or any authorised committee of the board go beyond the ordinary duties of any director may be paid extra remuneration as the board or any authorised committee may determine.

          We do not have any service contracts with any of our directors.

     Director Share Option Plan

          On September 22, 1999, our shareholders approved the 1999 director share option plan. The goal of the director share option plan is to attract, motivate and retain directors who will make significant contributions to our long-term prosperity. The plan is designed to achieve this purpose by providing equity incentives that are competitive and align the interests of our directors with those of our shareholders. The 1999 director share option plan is administered by our compensation committee.

          All directors who are not also employees of the Bank are eligible to receive share options under this plan. The compensation committee has the authority to grant share options. A total of 195,676 common shares have been registered for issuance under the plan. The compensation committee has the authority, at its discretion, to grant each director 2,000 share options during any fiscal year. All options have a term of ten years from the date of grant and 25% of the total number of options granted become exercisable on each of the first four anniversaries of the grant date. However, the options may vest earlier under circumstances specified in the plan, including a “change of control” and a mandatory retirement event.

          The following table contains a summary of the outstanding option grants to all directors as a group under the director share option plan as of December 31, 2002, adjusted for the September 1999, August 2000 and January 2002 stock dividends:

Option Grants

Number of
Common Shares Underlying	Exercise Price
Options Granted	(BD$/Sh)	Expiration Date

30,807	$24.66	September 2009
31,350	$32.73	September 2010
12,925	$43.64	March 2011
26,000	$44.25	April 2012

     Executive Compensation

          We expensed $4.0 million in compensation to our executive officers for fiscal year ended December 31, 2002. We also expensed $0.2 million during fiscal year ended December 31, 2002 for pension, retirement or similar plans for our executive officers.

     Profit Share

          Since July 1, 1997, all of our personnel, excluding executive officers and members of senior management, have been eligible to receive annual bonus payments based on our net profits. The designation of profit share funds is determined by the Executive Office, and approved by the board, on the basis of our net profits, after considering an appropriate return on capital to our shareholders.

           The distribution of the profit share funds is determined by the Executive Office and, as a general rule, is based on an allocation of:

•	a percentage of salary (25%), which is non-discretionary;

•	a percentage of salary based on performance (25%), which is also non-discretionary; and

•	a discretionary amount based on performance and level of responsibility (50%).

     Executive Incentive Plan

          Each executive officer and member of senior management is eligible to receive an incentive bonus, which is expressed as a percentage of salary. Our compensation committee establishes the performance criteria for awarding the bonus based on individual and corporate targets. Depending on the results of the various performance criteria, the actual amount of bonus to be paid can vary from 0% to 100% of the target. Our executive incentive plan requires that 20% of every cash bonus be invested in our common shares by the executive officer or member of senior management. The executive incentive plan is administered by our compensation committee.

     Executive Share Plan

          Our executive share plan, approved by our shareholders in July 1998, is intended to encourage share ownership among executive officers and members of senior management and provide long-term equity incentives for these senior employees. A total of 472,316 common shares have been registered for issuance under the plan. The plan has two main components:

•	mandatory share purchases by executive officers and members of senior management; and

•	performance-related awards of restricted shares.

          Under the first component, 20% of each participant’s annual cash bonus must be used to subscribe for our common shares at a discount of 25% of their market price on the date of subscription. These shares will be held by trustees and restricted from sale or use by the participant for three years, which period will be reduced upon a “change of control,” as defined below, of the Bank. However, the compensation committee may, in its discretion, require participants to use more than 20% of their cash bonus to subscribe for our common shares. In addition, participants may elect to voluntarily contribute a further amount, not to exceed 30% of their cash bonus for the year.

          A participant who voluntarily leaves the employ of the Bank may receive a reduced allocation of common shares. Early termination of employment will result in various penalties to the participant. The objectives of this mandatory share purchase component are:

•	to increase executive officer and senior management share ownership in our common shares;

•	to retain qualified, effective executive officers and senior managers; and

•	to align the economic interests of our executive officers and senior management with those of our shareholders.

          The compensation committee will determine which of our executive officers and key employees will participate in the performance-related awards of restricted shares. These participants will be entitled to receive common shares of the Bank that will be held by trustees and restricted from sale or use by the chosen executive officers and key employees for up to seven years of continuous employment. These shares can vest as early as three years, or earlier upon a “change of control” of the Bank, based on our achievement of performance criteria as established by the compensation committee of the board. The objective of the performance accelerated restricted share element is to:

•	motivate the performance of the participating executive officers and key employees;

•	promote faster share price appreciation;

•	attract and retain qualified, effective executive officers and key employees; and

•	increase share ownership of our common shares by the participating executive officers and key employees.

          For purposes of the executive share plan and all of our employee benefit plans described in this annual report, a “change of control” generally means the occurrence of any of the following:

          (1) any person is or becomes the beneficial owner of securities of the Bank representing 20% or more of the combined voting power of the Bank’s then outstanding securities, excluding any person who becomes a beneficial owner in connection with a transaction described in clause (A) of subparagraph (3) below, and not including in the securities beneficially owned by this person any securities acquired directly from the Bank or any parent or subsidiary of the Bank, unless this person acquires by these means 50% or more of the combined voting power of the Bank’s then outstanding securities;

          (2) individuals who, on the effective date of such plan, constitute the board and any new directors whose appointment, nomination or election to the board was approved by a vote of at least two-thirds of the directors then still in office who either were directors on the effective date of such plan or whose appointment or election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors then serving;

          (3) the consummation of a merger or consolidation of the Bank or any direct or indirect subsidiary of the Bank with any other corporation, other than (A) a merger or consolidation in which the voting securities of the Bank outstanding immediately prior to the merger or consolidation represent at least 60% of the combined voting power of the Bank or the surviving entity or any parent thereof immediately after the merger or consolidation, or (B) certain mergers or consolidations effected to implement a recapitalisation of the Bank or similar transaction; or

          (4) the shareholders of the Bank approve a plan of complete liquidation or dissolution of the Bank or there is consummated an agreement for the sale or disposition by the Bank of all or substantially all of the Bank’s assets, other than a sale or disposition of all or substantially all of the Bank’s assets to an entity, at least 60% of the combined voting power of which are owned by shareholders of the Bank in substantially the same proportions as their ownership of the Bank immediately prior to the sale.

          For purposes of this definition of “change of control,” “beneficial owner” of a common share means any person who, directly or indirectly, has or shares voting power or investment power with respect to such common share. “Person” means a natural person, company or governmental body, except that this term does not include the Bank, certain entities affiliated with the Bank and underwriters temporarily holding shares as a result of an offering of those shares.

     Executive Share Option Plan

          On June 30, 1997, we adopted our share option plan for executive officers, members of senior management and key employees. Share options granted under the plan are exercisable at prices not less than the fair market value of the common shares on the date of the grant. All options have a term of ten years from the date of the grant and 25% of the total number of options granted become exercisable on each of the first four anniversaries of the grant date. However, the options may vest earlier under some circumstances, including if a “change of control” occurs. No additional options may be granted under the Executive Share Option Plan.

          The following table contains a summary of the outstanding option grants held by all executive officers as a group as of December 31, 2002, adjusted for the September 1999, August 2000 and January 2002 stock dividends. The only directors who have been granted any options to purchase common shares under the executive share option plan are directors who are also executive officers:

Option Grants

Number of
Securities Underlying	Exercise Price
Options Granted	(BD$/Sh)	Expiration Date

338,800	$14.463	June 2007
27,657	$20.519	December 2007
27,657	$28.564	July 2008
78,823	$26.033	July 2008
98,182	$21.333	July 2009
4,148	$22.670	February 2010
25,143	$22.273	June 2010
86,743	$29.790	July 2010
66,000	$40.000	January 2011

     Share Option Plan 2000

          In September 2000, shareholders approved our share option plan 2000. The key provisions of the plan include:

•	issuance of share options until the fifth anniversary of the plan, with shares allocated from authorised but unissued share capital or shares purchased on the open market;

•	the exercise price will not be less than fair market value as at the date of grant and options will vest over four years at 25% per year, expiring in ten years;

•	early termination conditions and change of control provisions; and

•	a total of 2,999,786 common shares have been registered for issuance under this plan.

          The 2000 plan expands the eligibility to include all Bank employees. The Bank plans to use option grants to retain executive and senior management and key employees in addition to supporting the Bank’s current executive and senior management compensation structure and to support a performance-based compensation structure by providing options for outstanding performance.

          The following table contains a summary of the outstanding option grants held by our executive officers as a group under the Share Option Plan 2000 as of December 31, 2002, adjusted for the January 2002 stock dividends. The only directors who have been granted any options under the Share Option Plan 2000 are directors who are also executive officers:

Option Grants

Number of
Securities Underlying	Exercise Price
Options Granted	(BD$/Sh)	Expiration Date

66,000	$40.000	January 2011
50,600	$45.227	February 2011
242,000	$36.364	September 2011
91,149	$44.450	February 2012

     Employee Share Purchase Plan

          On August 15, 1998, our shareholders approved a “third” employee share purchase plan. Under this plan, employees may subscribe to purchase our common shares at a discounted value not exceeding 10% of the employee’s annual gross salary or $25,000, whichever is less. The purchase price for the shares is 75% of the market price on the date of subscription, which is August 15 of each year or the next business day if applicable. Employees pay the cost of the shares in equal instalments over a one year period. Interest on funds invested is earned at a rate equal to a Bermuda dollar statement savings account. At the conclusion of the plan year, shares are distributed from authorised, unissued capital and/or purchased from the open market and the interest earned on funds invested is paid in cash. 2,934,786 common shares have been registered for issuance under the plan. Employees who leave our employment or withdraw their subscription before the end of the plan year will receive a cash refund equal to the instalments paid together with the accumulated interest. Upon a “change of control,” employees may choose either to receive a cash refund plus accumulated interest, or to pay their balance and receive their shares.

     Retirement Plan

          We provide non-contributory defined contribution pension plans to our employees in the majority of our locations. Employees are able to make voluntary payments to the defined contribution plans. We have a defined benefit plan for most of our employees in the Isle of Man, Jersey and Guernsey (Sterling area). Effective January 1, 2002, the Sterling area defined benefit plan no longer accepted new employees, and a new defined contribution plan was commenced. Existing members of the Sterling area defined benefit plan may continue to have their contributions paid into the Sterling area defined benefit plan or can choose to have their contributions paid into the new defined contribution plan. In addition, existing members of the Sterling area defined benefit plan have the choice to transfer their funds to the new defined contribution plan or leave their funds in the Sterling area defined benefit plan. Defined benefits are based upon length of service and an employee’s level of compensation. As of December 31, 2002, our defined benefit pension plans had benefit obligations of approximately $27.4 million and assets of approximately $20.8 million. Certain group companies also participate in an unfunded post retirement benefit plan that provides health care for retired employees.

          Effective January 1, 2000, we decided to establish a defined contribution plan to replace the existing defined benefit plan for Bermuda-based employees. Employees were offered the choice of remaining in the defined benefit plan, or joining the defined contribution plan. Those joining the defined contribution plan received into their contribution plan account a fund transfer equal to the value of their accrued benefits from the defined benefit plan, including an allowance for future COLA increases that may have been awarded through the defined benefit plan, in settlement of any liability of the defined contribution plan. Almost all of the employees decided to join the defined contribution plan. Acceptance of this change by the employees was finalised during fiscal year ended December 31, 2001. During fiscal year ended June 30, 2000, there were transfers totalling $66.5 million. During fiscal year ended December 31, 2001, the final transfer of assets took place with a total payment of $59.3 million. During 2001, we also decided to purchase annuities for former employees receiving a pension under the defined benefit plan and those electing not to transfer to the defined contribution plan. The defined benefit plan purchased annuities at a cost of $34.0 million from an insurance company for the benefit of these individuals. As a result of the final settlement of the defined benefit plan, we recorded a gain of $5.6 million representing the excess assets in the plan at the completion of the settlement.

     Severance Plan

          Our 1999 severance benefits plan provides specified payments of severance benefits to key employees, in consideration for their service to us, following certain voluntary or involuntary terminations of employment related to a “change of control.” These key employees will be designated by the compensation committee and will be limited to a total of 50 individuals.

          Eligible employees will receive severance benefits if the employee’s employment with us is terminated, other than due to death, disability or just cause, or if the employee leaves voluntarily upon a change in job status, forced relocation, our successor’s refusal to honour, or our successor’s breach of, this plan or, with respect to certain eligible employees, leaves voluntarily, for any reason, within 30 days following the first anniversary of a “change of control”, provided that there is no misconduct or misrepresentations on the part of the employee. Employees entitled to receive benefits will receive an amount equal to a number between one and three and one half, which number will be determined by the compensation committee, multiplied by the sum of:

•	the employee’s annual base salary immediately prior to the “change of control”; and

•	the greater of (1) the highest annual bonus payment paid or payable to the employee during the last three fiscal years ending immediately prior to the “change of control” and (2) the amount of the target bonus payment to which the employee would be entitled for the fiscal year in which the “change of control” occurs, each determined in accordance with the guidelines for the bonus payments set by the compensation committee.

          In addition, an eligible employee will be entitled to receive benefits under the employee retirement plan and will continue to receive his or her then existing health and insurance benefits, each for a period of between one and three years, as determined by the compensation committee. We do not set aside any amounts to fund the plan.

     Capital Markets Products Division Bonus

          Certain employees of our worldwide capital markets products division, excluding executive officers and members of senior management, are eligible for bonus payments based on the annual net income of our capital markets products division. The bonus pool increases as capital markets products’ earnings exceed budgeted amounts.

     Employees

          At December 31, 2002, we had 2,961 full-time employees worldwide, of which 1,192, or 40%, were located in Bermuda.

          The following table shows the geographical distribution of our full-time employees as of December 31 for each of the years presented:

	2002	2001	2000

Bermuda	1,192	1,227	1,211
Other North America	96	103	103
Europe	881	838	794
Asia-Pacific	790	756	721
Other	2	2	1

Total	2,961	2,926	2,830

          Our employees are not covered by a collective bargaining agreement, with the exception of our Luxembourg office, and we consider our relationships with our employees to be good. We have made a commitment to developing and maintaining high quality human resources. To help us to fulfil this commitment, we have established our own international banking school, which is located on our property in Bermuda.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Major Shareholders

          The following table sets forth information as of December 31, 2002, regarding:

•	each person who is known by us to beneficially own 5% or more of our common shares;

•	each of our directors and executive officers who is known by us to beneficially own 1% or more of our common shares; and

•	beneficial ownership of our common shares by our directors and executive officers as a group.

          For purposes of this table, beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, pursuant to which a person is deemed to have “beneficial ownership” of any common shares that such person has the right to acquire within 60 days. Any common shares that a person had a right to acquire within 60 days of December 31, 2002 are deemed to be outstanding for purposes of computing the percentage of outstanding common shares held by such person, but are not deemed to be outstanding for purposes of computing the percentage of ownership of any other person.

          Unless otherwise indicated, the address of each person named in the table below is The Bank of Bermuda Limited, P.O. Box HM 1020, Hamilton, Bermuda:

Name	Number of Shares	Percentage of Shares

Bank of Bermuda Foundation(1)	3,164,637	10.9%
David P. Gutteridge(2)	723,148	2.5%
Richard S.L. Pearman	340,890	1.2%
Henry B. Smith	336,666	1.1%
All directors and executive officers as a group	2,145,198	7.2%

(1)	Each of the directors and officers of Bank of Bermuda Foundation is also either a director or officer of the Bank.
(2)	653,546 of these shares are held of record by a family trust.

          On December 28, 2000, Bank of Bermuda Centennial Trust, Bank of Bermuda Charitable Trust and Bank of Bermuda Educational Trust transferred all of our common shares held by them to Bank of Bermuda Foundation for no consideration. Bank of Bermuda Centennial Trust, Bank of Bermuda Charitable Trust and Bank of Bermuda Educational Trust were trusts formed by us for philanthropic purposes. In connection with the transfer, the three trusts were terminated and their philanthropic purposes were assumed by Bank of Bermuda Foundation.

          Bank of Bermuda Foundation is a “local company” formed under the laws of Bermuda without any share capital. Bank of Bermuda Foundation helps charities and causes in both Bermuda and elsewhere that support communities and people in need, promote public health and welfare, medical research, education, religion and other charitable purposes. There are currently ten directors and three officers of Bank of Bermuda Foundation, each of whom is either a director or officer of the Bank. Bank of Bermuda Foundation entered into an administration agreement with Bermuda Trust Company Limited on May 17, 2001 pursuant to which Bermuda Trust Company Limited will manage the day-to-day operations of Bank of Bermuda Foundation. In the past, the Bermuda Monetary Authority has indicated to us its desire that the predecessor trusts whose assets were transferred to Bank of Bermuda Foundation reduce substantially their ownership of our common shares. It is likely that Bank of Bermuda Foundation will reduce its ownership of our common shares in the future, in public or private market transactions.

          Neither Bank of Bermuda Foundation nor any of our directors or executive officers have voting rights that differ from any of our other shareholders.

          As of December 31, 2002, approximately 29% of our common shares, or 8.4 million common shares, were held of record in the United States by approximately 377 holders.

     Related Party Transactions

          Lending to our directors and executive officers and their associates is not material to our balance sheet. Because Bermuda is a small community and there are only three other banks providing domestic services, it is common for us to provide banking services to our directors and companies with which they are associated. We provide these services in the ordinary course of business on terms which we believe are no less favourable to us than those reached with unaffiliated parties of comparable creditworthiness. Prior to July 30, 2002, the Bank provided loan facilities to executive officers of the Bank at preferred lending rates. As of December 31, 2002, $2.6 million was outstanding on loans made to executive officers under these facilities.

          We are the beneficial owner of 50% of the outstanding voting shares of Proserve (Bermuda) Limited, or Proserve, a joint venture established in 1997 with The Bank of N.T. Butterfield & Son to facilitate the processing of cheques and other financial instruments and to provide maintenance and systems support to financial institutions. On an ongoing basis, and in the ordinary course of business, we enter into transactions with Proserve for the provision of these services. Revenues generated by these transactions are material to Proserve’s results of operations, but are not material to our results of operations.

          We are the beneficial owner of 14.5% of the outstanding voting shares of Banque Notz Stucki SA (“BQNS”), a financial services institution based in Switzerland. On an ongoing basis, and in the ordinary course of business, we enter into transactions with BQNS. Revenues generated by these transactions are material to BQNS’ results of operations, but are not material to our results of operations.

ITEM 8. FINANCIAL INFORMATION

     Consolidated Financial Statements

          See “Item 18. Financial Statements”.

     Legal Proceedings

          In the ordinary course of business, we and our subsidiaries are routinely defendants in, or parties to, a number of pending and threatened legal actions and proceedings. Except as described below, management believes, based on information currently available to it, that these actions and proceedings and losses, if any, resulting from the final outcome thereof will not be material in the aggregate to our financial position or results of operations.

          In October 2001, we and two of our subsidiaries, the Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited, settled, among other things, two civil actions brought against us and those subsidiaries in US federal district courts in Florida and Illinois relating to the alleged involvement by us and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. The Florida action was brought on behalf of a class of investors in Cash 4 Titles. On March 6, 2002, an amended complaint was filed in an action styled Norton et al. v. Homa et al. in US federal district court in Florida against Bank of Bermuda (Cayman) Limited on behalf of 46 individuals and entities that purported to opt out of the class action settlement. The plaintiffs claimed losses totalling about $10.3 million. After the claims alleged by many of the named plaintiffs were dismissed from that action, on June 11, 2002, we and our subsidiaries entered into a settlement agreement with the 14 plaintiffs remaining in the Norton action. Under the terms of the Norton settlement, the Bank and its subsidiaries paid $1.3 million to the Norton plaintiffs in full and complete satisfaction of all claims that were or could have been asserted in the Norton action. On June 26, 2002, the Norton action was dismissed with prejudice.

          Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited also were named as defendants in a civil action in the Cayman Islands relating to Cash 4 Titles. The Cayman Islands case was commenced on October 28, 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles related entities and Bank of Bermuda (Cayman) Limited by a Cayman Islands corporation that allegedly invested in Cash 4 Titles. Plaintiffs claimed approximately $22 million in damages as well as interest and costs. In February 2002, this was settled as between the plaintiffs and Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited. The actions were discontinued with no finding of liability against either of the Bank’s subsidiaries. Under the terms of settlement, the Bank’s subsidiaries paid a total sum of $10 million to the plaintiffs, including all fees and costs.

          We are aware that there may exist another potential claim in connection with Cash 4 Titles. As of the date of this annual report, no such claim has been made against the Bank. Based upon information currently known to us, it is not possible to determine the probability that such a claim will be asserted and, if asserted, the probability that a liability will result. Any such claim would be defended vigorously.

          In connection with a breach of contract claim brought by Pentium Limited and Landcleve Corporation against the Bank in which the plaintiffs allege that certain funds were improperly withdrawn from their accounts by a third party, in April 2003 summary judgment was rendered in favor of the plaintiff Landcleve Corporation in the amount of $1.79 million plus interest and costs. A trial was ordered to determine liability, if any, with respect to the claim by Pentium Limited. We have filed a notice of appeal on several grounds, and will continue to defend these claims vigorously.

     Dividend Policy

          Our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that:

•	we are or would, after the payment, be unable to pay our liabilities as they become due;

•	the realisable value of our assets would, after the payment, be less than the aggregate of our liabilities and issued share capital and share premium accounts; or

•	our total capital ratio is below 10% or the payment of dividends would cause our total capital ratio to fall below 10%, the minimum level required by the Bermuda Monetary Authority. These capital requirements may limit our ability to pay dividends to a greater or lesser extent than financial or banking institutions organised in some jurisdictions in the U.S. See “Item 4. Information on the Company—Regulation and Supervision—Regulation and Supervision in Bermuda—Supervision and Monitoring by the Bermuda Monetary Authority.”

          The board of directors may from time to time, subject to the foregoing conditions, declare dividends. We will pay dividends to our shareholders according to their respective rights to the sums available for distribution, after the satisfaction of the rights of the holders of any other shares, if any, ranking in priority to the common shares with respect to the payment of dividends. Any dividend unclaimed after a period of seven years from the date the dividend became payable is forfeited and reverts to the Bank. At present, there are no other shares of the Bank which rank higher than the common shares with respect to the payment of dividends.

          In formulating our dividend policy, our board of directors considers historical financial results, future prospects and our anticipated capital needs. This policy is intended to provide shareholders with dividend income growth, while allowing us to maintain our desired internal capital generation rate. Dividends for the five years ended December 31, 2002 have averaged 38.8% of our net profits. The payment of future dividends will be dependent upon our financial results, capital requirements and economic conditions in general, none of which we can accurately predict at this time.

          The following table sets forth cash dividends paid in respect of our common shares for the periods indicated:

			Six Months
	Year Ended		Ended	Year Ended
	December 31,		December 31,	June 30,

	2002	2001	2000	2000		1999		1998

First Quarter	$0.270	$0.245	$0.692 (1)	$0.362	(2)	$0.268	(3)	$0.173
Second Quarter	0.270	0.245	0.245	0.214		0.195		0.174
Third Quarter	0.270	0.245	—	0.215		0.195		0.174
Fourth Quarter	0.270	0.246	—	0.215		0.195		0.174

Total dividends per common share	$1.080	$0.981	$0.937	$1.006		$0.853		$0.695

Total dividends per common share as a percentage of earnings per share	42.7%	51.4%	51.8%	28.5%		33.8%		34.2%

(1)	Includes a special dividend of $0.477 per share.
(2)	Represents a special dividend of $0.362 per share. During this quarter, we changed our dividend payment date and, as a result, we did not pay a regular dividend to our shareholders.

(3)	Includes a special dividend of $0.072 per share.

          In the quarter ended September 30 of each of the fiscal years ended June 30, 1999 and 2000 and the six months ended December 31, 2000, we paid a special dividend to our shareholders, because our profits in each of the preceding fiscal years had exceeded the estimates we used to determine our regular quarterly dividend level.

          On September 15, 1999, we paid a 1-for-10 stock dividend to all shareholders of record as of August 31, 1999. On August 31, 2000, we paid a 1-for-7 stock dividend to all shareholders of record as of August 18, 2000. On January 15, 2002, we paid a 1-for-10 stock dividend to all shareholders of record as of December 31, 2001. All dividend and per share amounts have been restated to include the effects of these stock dividends.

          For a discussion of material United States federal income tax provisions regarding the taxation of dividends on our common shares, see “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations.”

ITEM 9. THE OFFER AND LISTING

     Market Information

          Our common shares have been listed on the Bermuda Stock Exchange, or BSX, since February 1971, and currently trade under the symbol “BOB”. We, along with Bermuda Commercial Bank Limited and The Bank of N.T. Butterfield and Son Limited, incorporated the Bermuda Stock Exchange in 1992 as a limited liability corporation, and we currently own an approximately 23.4% interest in the BSX. In addition, since April 2002, our common shares have been listed on the Nasdaq National Market under the symbol “BBDA”.

          The table below sets forth the high and low closing prices of our common shares on the Bermuda Stock Exchange, stated in Bermuda dollars, for the fiscal years ended December 31, 2002 and 2001, the six months ended December 31, 2000, and the fiscal years ended June 30, 2000, 1999 and 1998, and the high and low closing prices of our common shares on the Nasdaq National Market, stated in U.S. dollars, for the fiscal year ended December 31, 2002:

	BSX		Nasdaq

	High	Low	High	Low

	(BD$)		(US$)
Fiscal Year ended June 30, 1998	28.93	18.08	—	—
Fiscal Year ended June 30, 1999	28.93	18.08	—	—
Fiscal Year ended June 30, 2000	27.84	20.25	—	—
Six Months ended December 31, 2000	41.77	25.46	—	—
Fiscal Year ended December 31, 2001	50.23	34.55	—	—
Fiscal Year ended December 31, 2002	49.00	27.00	50.00	26.75

          The table below shows the high and low closing prices of our common shares on the Bermuda Stock Exchange, stated in Bermuda dollars, for each full quarterly period within the two most recent fiscal years, and the high and low closing prices of our common shares on the Nasdaq National Market, stated in U.S. dollars, for each of the second, third and fourth quarters of the fiscal year ended December 31, 2002:

	BSX		Nasdaq

	High	Low	High	Low

	(BD$)		(US$)
Fiscal Year ended December 31, 2001
First Quarter	46.36	39.55	—	—
Second Quarter	50.23	42.73	—	—
Third Quarter	46.82	34.55	—	—
Fourth Quarter	48.00	36.82	—	—
Fiscal Year ended December 31, 2002
First Quarter	48.00	43.00	—	—
Second Quarter	49.00	42.10	50.00	43.50
Third Quarter	44.50	30.00	45.50	29.90
Fourth Quarter	33.00	27.00	33.74	26.75

          The table below shows the high and low closing prices of our common shares on the Bermuda Stock Exchange, stated in Bermuda dollars, and on the Nasdaq National Market, stated in U.S. dollars, for each full monthly period within the six most recent months:

	BSX		Nasdaq

	High	Low	High	Low

	(BD$)		(US$)
December 2002	32.50	31.50	33.74	31.90
January 2003	35.00	31.00	33.51	30.40
February 2003	30.00	30.00	32.85	30.10
March 2003	31.10	30.25	34.82	32.86
April 2003	35.00	31.55	35.73	33.83
May 2003	35.00	33.25	34.98	32.75

          All share prices in the above tables have been restated to reflect a 1-for-10 stock dividend to all shareholders of record as of August 31, 1999, a 1-for-7 stock dividend to all shareholders of record as of August 18, 2000 and a 1-for-10 stock dividend to all shareholders of record as of December 31, 2001.

ITEM 10. ADDITIONAL INFORMATION

     Voting

          A resolution put to the vote of shareholders at any meeting will be decided by a show of hands unless a poll is demanded. On a show of hands, every shareholder, whether an individual and present in person or a corporation and present by a duly authorised representative, will have one vote. Our bye-laws permit the following parties to demand a poll:

•	the chairman of the meeting;

•	at least three shareholders present in person and entitled to vote at the meeting;

•	any shareholder or shareholders representing in person or by proxy not less than 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

•	any shareholder or shareholders in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right.

          On a poll, every shareholder present in person or by proxy shall have one vote for every share held by such person. A proxy must be a registered holder of our common shares. A shareholder may appoint a proxy for all or only part of his holding of our common shares. Proxies must be received by us not less than 14 days prior to a general meeting. Please note that most companies that are organised and publicly traded in the U.S. can receive proxies as of a date that is closer to the date of a shareholder meeting.

          As required under the terms of our licence from the Minister of Finance, we have adopted bye-laws that prevent a 40% shareholder controller who is non-Bermudian from exercising the voting rights of those shares acquired in excess of 40% without the prior written approval of the Minister.

          Most matters to be approved by holders of the common shares require approval by a simple majority vote of the votes cast at a shareholders’ meeting. The affirmative vote of two-thirds or more of all voting rights attached to all issued and outstanding shares is required, among other things, to take the following actions, except to the extent that any of these actions has received the prior approval of the board of directors:

•	to remove a director other than for cause;

•	to amend the provision of the bye-laws requiring these super-majority votes;

•	to approve certain amalgamations, mergers, consolidations or the sale of substantially all of our assets;

•	continuation of the Bank in a country or jurisdiction outside Bermuda;

•	to approve the commencement of proceedings seeking the winding-up, liquidation or reorganisation of our operations; and

•	to amend the provision of the bye-laws which restricts voting rights of persons with an interest in more than 40% of our issued and outstanding shares.

          If any of the these actions have received the approval of the board of directors prior to the shareholder vote, these actions would only require approval by a simple majority vote of our shareholders cast at a shareholder meeting at which a quorum is present, with the following exceptions:

•	any amendment to our bye-laws would require 75% of the votes cast by shareholders at a meeting at which a quorum of at least 10 of our shareholders in person or by proxy holding or representing a minimum of 10% of our outstanding shares are present; and

•	an amalgamation would require 75% of the votes cast by shareholders at a meeting at which at least ten of our shareholders holding or representing by proxy more than one-third of our outstanding shares are present.

          In addition, corporate re-structurings described in section 99 of the Companies Act 1981 must be approved by at least a 75% vote of those voting on such items, in accordance with the terms of the Companies Act 1981. These approvals require that proper notice be provided to shareholders in accordance with section 100 of the Act.

          Also, section 89 of the Companies Act provides that the removal of an auditor before the expiration of his term of office always requires a vote of two thirds of the votes cast at a meeting of shareholders.

          Please note that the corporation laws of many states of the U.S. enable some or all actions of these types to be taken by a simple majority of the votes cast at a shareholder meeting. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher percentages of the voting shareholders in order to approve these types of actions.

     Shareholder Meetings

          Under Bermuda law, we are required to convene at least one general shareholders’ meeting in each calendar year, called the annual general meeting. A special general meeting may be called by our board of directors whenever desirable or necessary and must be called upon the request of shareholders holding at least 10% of paid-up capital of the Bank with the right to vote. Shareholders of a corporation organised in the U.S. may have a greater or lesser ability to call a shareholder meeting.

          Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that at a general meeting ten shareholders entitled to vote and present in person throughout the meeting will constitute a quorum. In contrast, a quorum will exist for a meeting held by a typical U.S. corporation if a designated percentage of the shareholders are present in person or in proxy. In the case of a publicly traded corporation, this percentage is typically at least 50%.

          The Bank’s annual general meeting usually takes place in April, although our directors may decide to hold the meeting during another month. We are required to send the annual accounts and reports to shareholders not less than one week before the date fixed for the meeting.

          We must provide notice of every general and special meeting to each shareholder of not less than 30 days before the date fixed by the board of directors for the meeting, not including in such 30 days the day that the notice is given and the day the meeting is to occur. In determining when notice is given, we must take into account the amount of time required for the notice to arrive in the ordinary course of transmission. Therefore, all of our shareholders, including those outside Bermuda, generally should receive the notice 30 days prior to the meeting.

          The rules for our special meetings are the same as the rules for our general meetings.

     Amendment to the Bank of Bermuda Act and our Bye-laws

          Bermuda law provides that the incorporating act of a company may be amended by a resolution passed at a general meeting of shareholders of which we have given due notice. Such amendments will be subject to the consent of the Minister of Finance. However, amendments to the incorporating act which relate to currency or banking can only be made by an amending Act passed by the Bermuda legislature. With limited exceptions in industries such as the financial or banking industry, companies that are organised in the U.S. are typically not subject to provisions of these types.

          Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to a court of appropriate jurisdiction in Bermuda for an annulment of any amendment of the incorporating act adopted by shareholders at any general meeting, other than an amendment which alters, increases or reduces a company’s share capital as provided in sections 45 and 46 of the Companies Act 1981. When the proper holders make this type of application, the court may annul or confirm the amendment on such terms as it deems appropriate. An application for an annulment of an amendment of the Bank of Bermuda Act must be made within 21 days after the date on which the resolution altering the Bank of Bermuda Act is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favour of the amendment may not make this type of application. Companies that are organised and publicly traded in the U.S. are typically not subject to provisions of these types.

          Our bye-laws and the Companies Act 1981 provide that no bye-law will be rescinded, altered or amended and no new bye-law will be made unless it has been approved by a resolution of our board of directors which is confirmed by a resolution of our shareholders approved by 75% of the votes cast at a general meeting at which at least 10 of our shareholders who hold a minimum of 10% of our outstanding shares are present or represented by proxy. In addition, certain bye-law amendments would require approval by our shareholders by the affirmative vote of two thirds or more of all voting rights attached to all outstanding shares. Please note that the corporation laws of many states of the U.S. enable actions of these types to be taken by a simple majority of the votes cast at a shareholder meeting. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher percentages of the voting shareholders in order to approve these types of actions. In addition, the directors of most U.S. corporations can amend the bye-laws without any shareholder approval.

     Capitalisation of Profits and Reserves

          Pursuant to our bye-laws, the board of directors may capitalise any part of the amount of our share premium or other reserve accounts or any amount credited to the profit and loss account or otherwise available for distribution by either:

•	applying this sum in paying up unissued shares to be allotted as fully paid bonus shares to shareholders pro-rata; or

•	paying up in whole or in part partially paid shares of those shareholders who would have been entitled to these sums if they were distributed by way of dividend or distribution.

     Liquidation Rights

          In the event of the winding up or dissolution of the Bank, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, the holders of our common shares are entitled, after the satisfaction of the Bank’s liabilities and of the rights of the holders of any other shares ranking in priority to our common shares, if any, to our surplus assets.

     Transfer Restrictions

          Our board of directors may decline to register the transfer of any share:

•	on which we have a lien;

•	if the request is made by a shareholder who is indebted to us;

•	if the request appears to violate the Banks and Deposit Companies Act 1999; or

•	if the request is not accompanied by the relevant share certificate and any other evidence of the transferor’s right to make the transfer as the board of directors will reasonably require.

          Pursuant to the Exchange Control Regulations, securities of a Bermuda company may not be transferred where either the transferor or the transferee is a “non-resident” of Bermuda for exchange control purposes without the permission of the Controller of Foreign Exchange. However, during the past 20 years, it has been the policy of the Controller of Foreign Exchange to grant permission for the free transfer of shares where those shares are listed on an “appointed stock exchange,” as defined in the Companies Act 1981. At present, the Nasdaq National Market and the Bermuda Stock Exchange each qualify as an appointed stock exchange under this definition, and therefore our shareholders are able to freely transfer their commons shares without the specific permission of the Controller of Foreign Exchange. The Controller of Foreign Exchange confirmed this general permission in a public information notice issued in January, 1998.

     Board of Directors

          Our business is managed and conducted by a board of directors consisting of between nine and 30 members, as the shareholders may from time to time determine. Our shareholders will elect the directors at our annual general meeting. On September 16, 1998, we divided the board of directors into three classes of approximately equal size and the membership of each class was determined by lot. At each annual general meeting, one of the three classes of directors is elected by the shareholders. Each director is eligible to serve for a three-year term. Those appointed by the directors to fill a vacancy serve until the next annual general meeting and will then be eligible for re-election by the shareholders for a three-year term. Each director will hold office for the term for which he is elected or appointed and until his successor is either elected or appointed. Please note that many companies that are organised and publicly traded in the U.S. do not have boards that are divided into different classes.

          Pursuant to a resolution adopted by our board of directors in 1992, the mandatory retirement age for our directors is 70.

          The only persons eligible for election as one of our directors are persons:

•	for whom a written notice of nomination signed by not less than 10 of our shareholders holding not less than 5% of our outstanding shares has been delivered to our secretary not less than 20 days prior to the scheduled date of our general meeting or any adjournment thereof; or

•	who have been approved for such purpose by the board of directors and identified in the notice of our general meeting.

          Restrictions on the ability of shareholders to nominate directors varies among corporations organised and publicly traded in the U.S., depending upon the state in which they are incorporated and the provisions of their charter and bylaws.

          Removal of Directors

          Under Bermuda law and our bye-laws, a director may be removed at any general meeting of shareholders, provided that the notice of this meeting convened for the purpose of removing a director contains a statement of the intention to do so and has been delivered to the director in question at least 14 days before the meeting. At the meeting, this director will be entitled to be heard on the motion for his removal. Shareholders may remove directors for cause with the approval of the simple majority of the votes cast. However, removing a director other than for cause requires the affirmative vote of not less than two-thirds of all voting rights attached to all issued and outstanding common shares. The corporation laws of some states in the U.S. provide that directors may be removed without cause if a smaller percentage of the shareholders approves the removal. However, even in the case of corporations organised in these states, many of these corporations have organisational documents that require higher percentages of the voting shareholders in order to approve the removal of a director other than for cause.

          Voting on Interested Transactions

          A director who to his knowledge is directly or indirectly interested in a contract or arrangement with the Bank must declare the nature of his interest at the meeting of the board of directors at which the question of entering into the contract or arrangement is first considered or at the first meeting after he learns that he is or has become so interested. Unless disqualified by the chairman of the meeting after the declaration of interest, any director may vote on a matter in which he is interested and his vote shall be counted. Such director may be counted in the quorum at the board meeting. In addition, under our listing agreement with Nasdaq, our audit committee or comparable body shall review all potential conflicts of interest situations where appropriate.

          Voting by the board of directors on matters concerning the compensation of any directors is not subject to any independent quorum requirements.

          Borrowing Powers

          The board may exercise all the powers of the Bank to borrow money and to mortgage or charge any present or future assets of the Bank, and subject to the Companies Act 1981, to issue debenture and other securities, whether outright or as collateral for any debt, liability or obligation of the Bank or of any third party.

          Share Purchases; No Treasury Shares

          Our board of directors has the power to authorise the purchase of our common shares, subject to the general provisions of Bermuda law. Under Bermuda law, we must pay for share purchases out of capital paid-up for these shares, out of funds that would otherwise be available for a dividend or distribution or out of proceeds of the sale of additional shares for the purpose of the purchase. However, to the extent that any premium over the par value is payable on the purchase, the premium must be provided out of funds that would otherwise be available for a dividend or distribution or out of our share premium account. Bermuda law and the Bank of Bermuda Act prevent us from holding our own common shares. Therefore, any shares we purchase are automatically cancelled, and the amount of our issued capital is reduced accordingly. All cancelled shares are available for re-issue.

          On February 4, 2003, our board of directors authorised the purchase of an additional 1.5 million of our common shares pursuant to our existing share buyback programme, increasing the total authorisation from 2.5 million to 4 million common shares. As a capital management tool, we make purchases pursuant to our share buyback programme from time to time, depending on market conditions and other factors, through open market purchases. The total remaining authorisation under the share buyback programme was approximately 1.9 million common shares as of March 31, 2003.

     Appraisal Rights and Shareholder Suits

          Under Bermuda law, in the event of an amalgamation of a Bermuda company, a shareholder who is not satisfied that he has received an offer for the fair value of his shares may apply to a Bermuda court within one month of notice of the meeting of shareholders for an appraisal of the fair value of those shares. If the court appraised value is greater than the value received or to be received in the amalgamation, the Bermuda company must pay the court appraised value to the dissenting shareholder within one month of the appraisal, unless it decides to terminate the amalgamation. The corporation laws of some states in the U.S. do not permit appraisal rights for a corporation’s shareholders in some situations where they are available under Bermuda law, including in the case of publicly traded companies if the shareholders are to receive in the relevant transaction only shares of the surviving corporation. In addition, the procedures that shareholders must follow to exercise appraisal rights vary among U.S. states, and in some cases may be significantly more difficult or less difficult to exercise than in the case of a Bermuda corporation. Also, under Bermuda law, the amalgamation of a company with another entity requires that the amalgamation agreement be approved by the board of directors of the company and 75% of the votes cast at a meeting of shareholders at which at least two persons holding or representing by proxy more than one-third of the issued shares of the company or class, as the case may be, are present, unless the bye-laws of the company specify a different requirement. Our bye-laws require that an amalgamation be approved by a two-thirds vote of all of our outstanding shares unless our board of directors has given its prior approval, in which case approval is required by 75% of the votes cast, in each case at a meeting of shareholders at which at least ten of our shareholders holding or representing by proxy more than one-third of our outstanding shares are present.

          For shareholders of U.S. corporations, class action and derivative actions are typically permitted under a variety of circumstances, including in some situations in which the shareholders are defrauded by the corporation, or management does not exercise its fiduciary duties. However, class actions and derivative actions are generally not available under Bermuda law to shareholders of Bermuda companies. In certain very limited circumstances an action can be brought by minority shareholders, on behalf of the company, seeking to enforce a right of action vested in or derived from the company. However, a derivative action will not be permitted if an alternative action which would provide an adequate remedy is also available. The company and not the plaintiff shareholders receive any property or damages recovered in a derivative action. The Companies Act 1981 enables a shareholder who complains that the affairs of a company are being or have been conducted in a manner oppressive or prejudicial to some part of the shareholders, including himself, to petition a court. If the court determines that winding-up the company would unfairly prejudice those shareholders but that otherwise the facts would justify a winding-up order on just equitable grounds, then the court may make whatever order it deems appropriate, including winding up the company.

          Other claims against a Bermuda company by its shareholders must be based on the general law of contract or tort of Bermuda. A statutory right of action is conferred on shareholders of a Bermuda company against persons responsible for the issue of a prospectus, including directors and executive officers, for damages suffered as a result of an untrue statement in the registration statement. However, in contrast to the U.S. securities laws, there is not a statutory right of action against the company itself on these grounds. In addition, a company itself may bring an action against its officers and directors for their breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

     BSX Pre-emptive Rights

          The regulations of the BSX require a listed company to obtain the consent of its shareholders prior to allotting or issuing any shares in a listed class of shares, or any securities convertible into shares of a listed class, unless:

•	the allotment or issuance of these securities is the result of an offer made to the shareholders pro rata to their existing holdings, or

•	the existing shareholders have given a general mandate to the directors to allot or issue these shares, provided that the latter allotment does not in effect alter the control of the company.

          Pursuant to a general mandate from our shareholders, we have amended our bye-laws so as to permit our directors to allot or issue, at their discretion, from time to time, shares not to exceed 20% of our outstanding common shares.

          Corporations organised and publicly traded in the U.S. are not typically subject to these types of restrictions.

     Shareholder Rights Plan

       Purpose

          In December 1997, we adopted a shareholder rights plan designed to protect the Bank of Bermuda and our shareholders in the event of an unsolicited attempt to acquire control of the Bank of Bermuda. On July 29, 2002, the board of directors approved a number of amendments to the plan, and it was amended and restated in its entirety. Unsolicited attempts to acquire control include a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all shareholders equally and other take-over tactics which the board of directors believes may be abusive and not in the best interests of our shareholders. The implementation of the shareholder rights plan increases the board of directors’ power in the event of an unsolicited proposal by giving the board of directors the time and opportunity to evaluate an offer and exercise its good faith business judgment to take appropriate steps to protect and advance our interests and those of our shareholders. However, while the shareholder rights plan is intended to prevent abusive hostile take-over attempts, it could also have the effect of deterring or preventing an acquisition of the Bank of Bermuda even if a majority of our shareholders were in favour of this acquisition. The shareholder rights plan could also have the effect of making it more difficult for a person or group to gain control over us or to change our existing management.

          Please note that in the U.S., the ability of corporations to adopt plans of this type, the terms that such plans may have, and the actions that may be taken by the management of a corporation in connection with such a plan, vary from state to state depending upon the provisions of applicable corporate laws and the related judicial decisions applying these laws. As a result, the terms of our plan, and some of the actions that could be taken by us in the future under the plan, might not be valid if we had been organised as a corporation in some of the states of the U.S.

          Grant of Rights

          Under the shareholder rights plan, we granted one right per common share to all holders of record of our common shares at the close of business on December 12, 1997 and authorised the issuance of one right in respect of each share issued thereafter. The rights currently trade with the common shares.

          The rights expire on July 29, 2012, unless exchanged or redeemed before that date.

          Exercisability of Rights

          The rights will not be exercisable until ten days after a public announcement by the Bank that any one person or group has acquired beneficial ownership of 15% or more of our common shares. Initially, each right will entitle the holder to purchase one quarter of one common share for a purchase price of $50.00. Upon the occurrence of trigger events specified in the shareholder rights plan, the $50.00 purchase price, the number and kind of common shares issuable upon exercise of the rights and/or the number of rights will be subject to certain adjustments. Pursuant to the shareholder rights plan, certificates representing the rights will be distributed on the date that is ten days after a public announcement by the Bank that any one person or group has acquired beneficial ownership of 15% or more of our common shares.

          Prior to this distribution date, no separate rights certificates will be issued and the rights will be evidenced by the certificates for the common shares. After this distribution date, each holder of record, as of the close of business on the same distribution date, of the common shares will receive separate certificates evidencing the rights, which certificates will be separately transferable.

          Triggering Events

          Following a public announcement by the Bank that a person or group has become an acquiring person, which is defined as a beneficial owner of 15% or more of the common shares, each right, excluding rights held by the acquiring person, will entitle the holder to purchase, for the $50.00 price, that number of common shares having a market value at the time equal to two times the $50.00 purchase price, or $100.00. This “flip in” provision would not apply if:

•	a person inadvertently acquires 15% or more of the common shares and, as promptly as practical, disposes of enough shares to bring this person’s holdings below 15%; or

•	we purchase some of the common shares and, as a result, a shareholder’s holding reaches the 15% threshold. In this case, the “flip-in” provision would not apply unless the shareholder subsequently became the beneficial owner of any additional common shares.

          If any person or group becomes an acquiring person and either:

•	we are involved in a business combination in which we are not the surviving corporation or the common shares are exchanged for other securities or assets, or

•	we and/or our subsidiaries sell or transfer 50% or more of our total assets or operating income or cash flow.

then each right will entitle the holder to purchase, for the $50.00 purchase price, a number of shares of the other party to the business combination or sale, or if appropriate, an affiliate, having a market value at two times the $50.00 purchase price, or $100.00.

          After a shareholder has acquired at least 15% of the common shares, the board of directors may elect to exchange the rights, in whole or in part, for common shares at the rate of two shares per right.

          Redemption of Rights

          Until ten days after a public announcement by the Bank that any one person or group has acquired beneficial ownership of 15% or more of our common shares, the board of directors may redeem all of the rights at a price of $0.01 per right.

          Amending the Shareholder Rights Plan

          Prior to the date that is ten days after a public announcement by the Bank that any one person or group has acquired beneficial ownership of 15% or more of our common shares, the rights agreement may be amended in any respect. After this date, the rights agreement may be amended in any respect that does not adversely affect the rights holders.

          The foregoing summary of the shareholder rights plan is not complete and is qualified in its entirety by reference to the rights agreement, which has previously been filed with the Securities and Exchange Commission and has been incorporated by reference as Exhibit 2.1 to this annual report.

     Exchange Controls

          Pursuant to the Exchange Control Act 1972 and the Exchange Control Regulations adopted under this act, the Bank is considered “resident” in Bermuda for exchange control purposes. Having this status means that the Bank is subject to certain limitations on its ability to convert Bermuda dollars into a foreign currency, including into U.S. dollars, in order to make payments to shareholders who are considered “non-resident” in Bermuda for exchange control purposes. The present policy of the Controller of Foreign Exchange is to allow the conversion and payment of dividends which are properly payable to shareholders who are “non-residents” of Bermuda if all payments are processed through an authorised dealer. The Bank qualifies as an authorised dealer. We currently pay cash dividends to non-Bermuda residents in U.S. dollars. We have no reason to believe that the present policy of the Controller of Foreign Exchange will change.

     Taxation

          This section describes the material United States federal income and Bermuda tax consequences of owning our common shares. It applies to you only if you are a U.S. holder and you hold your shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organisation,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

          This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Bermuda all as currently in effect. These laws are subject to change, possibly on a retroactive basis. The tax treaty between Bermuda and the United States, which relates only to the taxation of insurance enterprises and mutual assistance in tax matters, will generally not affect the Bermuda tax and United States federal income tax considerations material to owning our common shares.

          You are a U.S. holder if you are a beneficial owner of our common shares and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and the Bermuda and other tax consequences of owning and disposing of shares in your particular circumstances.

          This discussion addresses only United States federal income taxation and Bermuda taxation.

          Bermuda Tax Considerations

          As of the date of this annual report, there is no Bermuda income, corporation or profits tax, dividend withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders other than stamp duty payable on transfers of our shares, other than transfers on sale and voluntary conveyances inter vivos, and with regard to the estate of shareholders ordinarily resident in Bermuda, except that the estate of a person who is not a resident in Bermuda but which obtains probate in Bermuda will be required to pay stamp duty with respect to any of our common shares.

          United States Federal Income Tax Considerations

          Taxation of Dividends

          Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market the United States. The dividend will be taxable to you when you receive it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Bermuda dollar payments made, determined at the spot Bermuda dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

          Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

          Taxation of Capital Gains

          Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

          PFIC Rules

          We believe that our common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

          In general, we will be a PFIC with respect to you if for any taxable year in which you held our common shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

          Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

          If we are treated as a PFIC, and you did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realise on the sale or other disposition of your shares and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

          Under these rules:

•	the gain or excess distribution will be allocated rateably over your holding period for the shares,

•	the amount allocated to the taxable year in which you realised the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

          Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

          If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. These amounts of ordinary income will not be eligible for the favourable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

          In addition, notwithstanding any election you make with regard to the shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

          If you own our common shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

     Documents on Display

          We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected without charge at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports and other information regarding registrants, including us, that file electronically with the Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The asset and liability management committee monitors and evaluates our balance sheet in terms of interest rate, foreign exchange, and liquidity risk. We are exposed to interest rate risk, which is the potential for economic loss due to future interest rate changes, through our deposit taking, investment and lending activities. Foreign exchange risk is the potential for economic loss arising from changes in foreign currency exchange rates, from our ownership of foreign operations and foreign currency denominated investments, as well as from positions we take in handling and managing customer business.

          We manage our net interest rate exposure, together with our foreign exchange exposures, within pre-approved guidelines. Exposure to interest rate and foreign exchange risks can result in loss of future net interest income and/or a loss of current market values. The asset and liability department quantifies our market risk exposures across the entire balance sheet. Various methodologies and tools are used to quantify exposures, to ensure that risk-taking activities fall within acceptable ranges and to ensure that liquidity risk is properly managed. Foreign exchange and interest rate risk guidelines are set in quantitative terms, using value at risk and absolute limits as appropriate for the underlying instrument class. Value at risk represents an estimate of the possible loss due to changes in interest rates given an assumed confidence level and holding period. All market risk limits are consistent with our business strategy. Our primary source of interest rate risk is a decline in short-term U.S. interest rates.

     Trading Activities

          Interest Rate Risk

          We have designated a portion of our marketable securities portfolio as our trading portfolio. The value of the trading portfolio was $495 million at December 31, 2002. The portfolio was $1.3 billion at the beginning of the year, but was reduced in size during the fourth quarter. While the portfolio has performed as expected on an annual basis, it was determined that a smaller portfolio was appropriate given the level of volatility that we have experienced in the financial markets and that is expected to continue for some time. The portfolio has an average credit quality of Aaa/AAA (Moody’s/S&P). The portfolio is managed by a third-party investment manager, in accordance with strict guidelines as to the type of investments held. The portfolio is managed to a very short duration using interest rate swaps and futures contracts. At December 31, 2002 and 2001, the portfolio had a duration of 0.03 years and 0.47 years, respectively, and consisted primarily of mortgage and mortgage-backed securities, high-grade asset-backed securities, U.S. government and agency securities and some investment grade corporate securities.

          We use value at risk modelling techniques to measure the market risk in this portfolio. Values at risk are computed on a regular basis and the analysis is augmented by stress testing, which looks at the potential impact of more extreme moves in market prices. The portfolio’s value at risk is measured using a 95% degree of confidence and a one-month horizon. The calculation uses historical one-day movements in market rates and prices, and takes account of the correlation between different markets and rates. We calculate value at risk with the Quantitative Risk Management asset and liability management system, which is widely used in the banking industry. For the year ended December 31, 2002, the value at risk on this portfolio averaged $3.0 million and ranged between $1.7 million and $4.6 million. For the year ended December 31, 2001, the value at risk on this portfolio averaged $1.1 million and ranged between $0.5 million and $3.4 million.

          Foreign Exchange Risk

          Our foreign exchange trading activity consists of providing foreign exchange products to our customers and a limited amount of proprietary trading in the form of overnight foreign currency positions. We generally close out these client transactions with offsetting positions with other banks, with any open positions becoming a proprietary position and subject to our position limits. Where we leave positions open overnight we do not believe that they create a significant foreign exchange exposure. Our capital markets products division is responsible for foreign exchange risk management on a Bank-wide basis and our activities are managed within prescribed daily limits for each trader and office. All foreign exchange forward contracts arising from this activity are treated as trading and are marked to market daily. At December 31, 2002, our financial instruments that were subject to foreign currency risk had a net fair value of $4.7 million, compared with $2.8 million at December 31, 2001 and $0.6 million at December 31, 2000. Revenue generated from proprietary trading for the year ended December 31, 2002 was $3.4 million, compared with $4.5 million for the year ended December 31, 2001 and $1.2 million for the six months ended December 31, 2000. We do not believe that changes in exchange rates in the near term will have a material impact on our future earnings.

     Non-Trading Activities

          Interest Rate Risk

          Interest rate risk is identified for each large subsidiary and for the Bank as a whole. The primary tools for the assessment of interest rate risk are net interest income simulation, value at risk analyses and standard gap analyses. Simulation techniques assist in a detailed determination of the risk exposures, taking into account balance sheet dynamics such as current business strategies and tactics, as well as other features that may exist within standard banking products. Each net interest income simulation begins with an expected rate case, supplemented by a variety of economic and interest rate scenarios. Interest rate scenarios in which rates rise or fall immediately by 100 basis points illustrate the basic rate sensitivity of our net interest income. Using the December 31, 2002 balance sheet, it is estimated that the net interest margin would rise by 13 basis points in the higher rate scenario, which would increase income from operations before income taxes by $13 million over the next 12 months. Under the lower rate scenario, the net interest margin could fall by 21 basis points, which results in a decrease in income from operations before income taxes of $21 million over the same period. While we have added approximately $365.4 million of fixed rate securities since December 31, 2001 in order to reduce our exposure to declining rates, the lower level of interest rates has further impacted the measured interest rate risk. At December 31, 2001, a 100 basis point immediate increase in rates would have improved net interest margin by 7 basis points, an increase in income of $7 million. Under the lower rate scenario, the net interest margin could fall by 14 basis points, which would have been a $15 million decrease in income. The difference between the periods is primarily due to more deposit rates reaching floors at the lower level of rates, while most assets continue to reprice in line with market rate changes. Thus, there is now a greater negative impact from declining rates. There is also a greater improvement in margin with rising rates as some deposits at floors will not initially pay higher rates.

          The available for sale marketable securities are also analysed using value at risk. At December 31, 2002, the available for sale marketable securities portfolio had value at risk of $4.2 million and a weighted average duration of 0.26 years. For the year ended December 31, 2002, the value at risk on the available for sale marketable securities portfolio averaged $5.6 million, with a range between $4.0 million and $8.4 million. For the year ended December 31, 2001, the available for sale marketable securities portfolio had value at risk which averaged $6.1 million with a range between $4.2 million and $8.7 million, and had a weighted average duration of 0.09 years at year-end.

          Another measure of interest rate risk, gap analysis, is the difference in asset and liability repricing on a cumulative basis within a specified time-frame. As set forth in the following table, at December 31, 2002 we had a concentration in instruments that reprice and/or mature within a period of three months.

Interest Rate Sensitivity Position at December 31, 2002

	Interest Sensitivity Period in Months
	0 to 3	4 to 6	7 to 12	12 to 24	Over 24	Total

	(US$ in millions)
Interest-earning assets:
Interest-earning deposits with banks	4,574	29	—	—	—	4,603
Available for sale securities	3,448	—	—	60	293	3,801
Trading securities	495	—	—	—	—	495
Loans	1,632	35	10	40	51	1,768
Total interest-earning assets	10,149	64	10	100	344	10,667
Interest-bearing liabilities:
Domestic deposits	5,158	117	74	91	145	5,585
Foreign deposits	4,193	22	8	—	—	4,223
Total interest-bearing liabilities	9,351	139	82	91	145	9,808
Interest rate sensitivity position	798	(75)	(72)	9	199
Cumulative interest rate sensitivity position	798	723	651	660	859

          Key assumptions in the simulation, value at risk and gap analysis models include the timing of cash flows, maturities and repricing of financial instruments, changes in market conditions and deposit sensitivity. In this very low interest rate environment, some deposits have hit floors and their rates cannot adjust if rates decline further. The impact of the floors is measured in the income simulation results, but the gap analysis shows only the potential repricing for rising rates. These assumptions are inherently uncertain and, as a result, the models cannot precisely estimate the effect on our net interest revenue and economic value of our assets arising from changes in interest rates. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions, among other factors.

          Foreign Exchange Risk

          As an international bank, we accept deposits from customers in currencies other than Bermuda and U.S. dollars. These deposits are generally reinvested as deposits with other banks or in marketable securities in the same currency in which the initial deposits are received. At December 31, 2002, we had foreign currency denominated assets of $3.4 billion and foreign currency denominated liabilities of $3.1 billion. Since we generally maintain balanced positions in each currency, the risk associated with changes in foreign exchange rates is not significant. To the extent that customer deposits cannot be reinvested in the same currency, the foreign currency exposure is managed by our Capital Markets Products division in a similar manner to our trading activities. This generally involves the use of foreign exchange forward contracts to manage any residual exposure. All such contracts are considered to be trading instruments and are marked to market daily. See “—Trading Activities—Foreign Exchange Risk”. For foreign currency denominated fixed interest securities, we may utilise risk management instruments such as swaps to convert foreign currency income streams into U.S. dollar income streams. These investments are then managed within our overall interest rate risk framework in the same manner as U.S. dollar denominated securities, as discussed below.

          In certain overseas subsidiaries, we incur operating expenses in currencies other than our respective functional currencies. To minimise the variability in cash flows caused by foreign exchange rate risk, we use foreign currency forward contracts to hedge the foreign currency cash flow exposures. These contracts had a fair value of $1.3 million at December 31, 2002 and $0.2 million at December 31, 2001.

          Some of our subsidiaries have functional currencies other than the Bermuda or U.S. dollar. We are exposed to foreign currency risk when reporting our financial position, as our financial statements are denominated in U.S. dollars. The total value of shareholder’s equity for our subsidiaries that have functional currencies other than the Bermuda or U.S. dollar was $122.8 million at December 31, 2002. The cumulative unrealised translation gain for these subsidiaries at December 31, 2002 is $1.6 million. We do not hedge this exposure as we feel that the amount of gain or loss is unlikely to be realised.

          At December 31, 2002, we computed our net foreign exchange exposure to be a net long position of $12.9 million on a consolidated basis. This amount includes trading and non-trading activities, but excludes the foreign exchange exposure arising from our investment in overseas subsidiaries, discussed above. This net amount represents 2% of our shareholders’ equity at December 31, 2002, which we believe is immaterial to our financial position. We do not believe that changes in exchange rates in the near term will have a material effect on our future earnings.

     Risk Management Instruments

          Derivative instruments are financial contracts whose value depends on the value of other assets, interest rates, foreign exchange rates or indices. We use derivative instruments, primarily interest rate swaps and futures contracts, to reduce interest rate risk on interest-earning assets to ensure they are within our guidelines and overall risk management strategies. We may also use derivative instruments to reduce foreign exchange risk by translating foreign currency cash flows into a currency where we have an offsetting exposure.

          Within our portfolios of marketable securities, we hold investments that are a combination of fixed rate instruments and an interest rate or a foreign currency swap. The effect of the swap is to translate the cash flows on an underlying security into cash flows that meet our interest rate risk requirements and match our currency exposures. Usually, these investments are in the form of a package made up of a fixed rate security, with an attached swap that exchanges the fixed interest flows to floating U.S. dollar-denominated interest flows. See Note 6 of the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          On April 23, 2002, in connection with the listing of our common shares on the Nasdaq National Market, we appointed EquiServe LLP to act as our paying agent. EquiServe’s address is P.O. Box 43069, Providence, Rhode Island 02940.

ITEM 15. CONTROLS AND PROCEDURES

          Within the 90-day period prior to the filing of this annual report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

          See pages F-1 through F-37.

ITEM 19. EXHIBITS

     Exhibit Index

Exhibit
No.	Description of Exhibit

1.1	Bank of Bermuda Act (incorporated by reference to Exhibit 1.1 of Registration Statement on Form 20-F, filed April 22, 2002).

1.2	Bye-laws of the Bank (incorporated by reference to Exhibit 1.2 of Registration Statement on Form 20-F, filed April 22, 2002).

2.1	Amended and Restated Rights Agreement, dated as of July 29, 2002 (incorporated by reference to Exhibit 1 of Form 8-A12G, filed July 31, 2002).

8.1	Subsidiaries of the Registrant.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

THE BANK OF BERMUDA LIMITED

By:	/s/ Henry B. Smith
Henry B. Smith
Chief Executive Officer

Date:  June 24, 2003

CERTIFICATIONS

I, Henry B. Smith, certify that:

1.	I have reviewed this annual report on Form 20-F of The Bank of Bermuda Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    June 24, 2003

/s/ Henry B. Smith Henry B. Smith Chief Executive Officer

I, Edward H. Gomez, certify that:

1.	I have reviewed this annual report on Form 20-F of The Bank of Bermuda Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    June 24, 2003

/s/ Edward H. Gomez Edward H. Gomez Chief Financial Officer

THE BANK OF BERMUDA

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Shareholders

The Bank of Bermuda Limited

We have audited the accompanying consolidated balance sheets of The Bank of Bermuda Limited and subsidiaries as of December 31, 2002 and December 31, 2001 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2002 and December 31, 2001, the six month period ended December 31, 2000 and the year ended June 30, 2000. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Bermuda Limited and subsidiaries, as of December 31, 2002 and December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and December 31, 2001, the six month period ended December 31, 2000 and the year ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG
Chartered Accountants
Hamilton, Bermuda
January 17, 2003

Consolidated Balance Sheet

	December 31,	December 31,
(In US$ thousands)	2002	2001

Assets
Cash and deposits with banks
Interest-earning	4,602,862	3,519,613
Non-interest earning	74,149	50,392

Total cash and deposits with banks	4,677,011	3,570,005
Marketable securities (Note 2)
Available for sale	3,875,130	4,139,700
Trading	494,768	1,328,175
Loans, less allowance for loan losses (Note 3)	1,768,349	1,477,577
Premises, equipment and computer software (Note 4)	145,325	139,104
Accrued interest	29,481	36,167
Other assets	99,904	117,291

Total Assets	11,089,968	10,808,019

Liabilities
Customer deposits
Non-interest bearing	357,172	298,303
Interest bearing
Bermuda	5,585,245	4,946,877
International	4,222,772	4,698,286

Total customer deposits	10,165,189	9,943,466
Accrued interest	12,682	17,676
Other liabilities	249,904	217,494

Total Liabilities	10,427,775	10,178,636

Shareholders’ Equity (Note 5)
Common share capital, $1 par:
Authorised shares – 140,000,000
Outstanding shares – December 31, 2002 – 28,990,928
(December 31, 2001 - 29,919,878)	28,991	29,920
Share premium	384,443	422,248
Retained earnings	242,817	197,495
Accumulated other comprehensive income/(loss)	5,942	(20,280)

Total Shareholders’ Equity	662,193	629,383

Total Liabilities and Shareholders’ Equity	11,089,968	10,808,019

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Income

	Year Ended	Year Ended	Six Months Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
(In US$ thousands, except per share data)	2002	2001	2000	2000

Revenue
Non-interest income
Trust and related services	156,475	148,109	68,124	129,447
Investment services	40,779	40,736	22,219	42,146
Foreign exchange earnings	42,365	42,394	21,502	37,726
Banking services	23,163	24,395	12,208	24,918
Other non-interest income	1,474	1,343	330	437

Total non-interest income	264,256	256,977	124,383	234,674

Interest income
Deposits with banks	73,734	159,091	113,880	216,470
Loans	89,260	104,171	68,851	120,116
Marketable securities (Note 2)	137,777	223,950	144,850	221,667

Total interest income	300,771	487,212	327,581	558,253
Interest expense	124,997	289,538	222,816	376,044

Net interest income	175,774	197,674	104,765	182,209
(Recovery)/provision for loan losses (Note 3)	(1,971)	2,662	2,589	916

Net interest income, after (recovery)/provision for loan losses	177,745	195,012	102,176	181,293
Other income/(loss) (Note 11)	3,524	(1,936)	6,441	5,207
(Losses)/gains on trading portfolio	(24,900)	(6,538)	1,135	(1,205)
Gains/(losses) on available for sale marketable securities (Note 2)	372	293	(14,102)	(957)

Total Revenue	420,997	443,808	220,033	419,012

Operating Expenses
Salaries	181,940	161,359	81,608	153,645
Pension and staff benefits (Note 8)	58,373	51,858	26,566	48,586
Property	27,723	28,613	13,514	26,488
Systems and communications	41,129	39,800	16,693	34,754
Corporate, marketing, and other (Note 7)	27,941	95,330	23,695	41,347

Total Operating Expenses	337,106	376,960	162,076	304,820

Net income from operations, before income taxes	83,891	66,848	57,957	114,192
Income taxes (Note 13)	6,233	6,771	3,228	8,138

Net income from operations, after income taxes	77,658	60,077	54,729	106,054
Cumulative effect of a change in accounting principle (Notes 1 and 6)	—	—	1,517	—

NET INCOME	77,658	60,077	56,246	106,054

Earnings per share (Note 14)
Basic	2.62	2.00	1.87	3.61
Diluted	2.53	1.91	1.81	3.53

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in
Shareholders’ Equity and Comprehensive Income

	Year	Year	Six Months	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,
(In US$ thousands)	2002	2001	2000	2000

Common Share Capital
Issued and outstanding at beginning of period – 29,919,878 shares (December 31, 2001 – 29,979,468; December 31, 2000 – 30,045,103; June 30, 2000 – 28,452,880)	29,920	27,227	23,861	20,205
Dividend reinvestment	119	118	133	201
Stock dividend	—	2,752	3,432	2,064
Warrant conversion	—	—	—	1,246
Issued under executive and employee share plans	155	267	55	152
Shares held by affiliates	146	13	(254)	(7)
Shares repurchased and cancelled	(1,349)	(457)	—	—

Issued and outstanding at end of period – 28,990,928 shares (December 31, 2001 – 29,919,878; December 31, 2000 – 29,979,468; June 30, 2000 – 30,045,103)	28,991	29,920	27,227	23,861

Share Premium
Balance at beginning of period	422,248	304,679	180,073	85,551
Dividend reinvestment	4,632	5,667	5,204	5,886
Stock dividend	—	123,234	128,049	59,848
Warrant conversion	—	—	—	26,950
Issued under executive and employee share plans	3,354	5,711	530	4,906
Shares held by affiliates	5,089	1,794	(9,177)	(3,068)
Shares repurchased and cancelled	(50,880)	(18,837)	—	—

Balance at end of period	384,443	422,248	304,679	180,073

Retained Earnings
Balance at beginning of period	197,495	293,936	398,153	381,405
Net income for period	77,658	60,077	56,246	106,054

	275,153	354,013	454,399	487,459
Cash dividends on common shares	(32,336)	(29,912)	(28,339)	(29,419)
Stock dividend	—	(126,606)	(132,124)	(61,912)
Shares held by affiliates	—	—	—	2,025

Balance at end of period	242,817	197,495	293,936	398,153

Accumulated Other Comprehensive Income/(Loss)
Net unrealised gains/(losses) on available for sale securities	3,045	(10,604)	7,473	8,344
Net unrealised gains/(losses) on translation of net investment in foreign operations	1,634	(9,830)	(7,103)	(6,398)
Net unrealised gains on cash flow hedges	1,263	154	235	—

Balance at end of period	5,942	(20,280)	605	1,946

Total Shareholders’ Equity	662,193	629,383	626,447	604,033

Comprehensive Income
Net income	77,658	60,077	56,246	106,054
Change in unrealised gains/(losses) on available for sale securities	13,649	(18,077)	(871)	8,771
Change in unrealised gains/(losses) on translation of net investment in foreign operations	11,464	(2,727)	(705)	(3,776)
Net unrealised gains/(losses) on cash flow hedges	1,109	(81)	235	—

Total Comprehensive Income	103,880	39,192	54,905	111,049

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	Year Ended	Year Ended	Six Months Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
(In US$ thousands)	2002	2001	2000	2000

Operating Activities
Net income for the period	77,658	60,077	56,246	106,054
Items not affecting cash and cash equivalents
Depreciation and amortisation	20,594	23,689	9,322	19,982
Premium/(discount) on available for sale securities	1,132	(903)	600	711
(Gains)/losses on available for sale securities	(372)	(293)	13,961	957
Change in carrying value of investment in affiliate	—	11,533	—	—
Gain on sale of subsidiary	—	(1,970)	(2,835)	—
Net loss arising on sale and impairment of properties	1,181	—	—	—
(Recovery)/provision for loan losses	(1,971)	2,662	2,589	916
Cumulative effect of a change in accounting principle	—	—	(1,517)	—

	98,222	94,795	78,366	128,620
Net change in trading account securities	833,407	(740,388)	16,896	28,115
Change in other assets and liabilities – net	63,830	18,986	(4,551)	(107,730)

Cash provided by/(used in) Operating Activities	995,459	(626,607)	90,711	49,005

Investing Activities
Additions to premises, equipment and computer
software – net	(27,764)	(24,501)	(12,175)	(24,675)
Loans – net	(288,801)	33,780	64,302	(144,515)
Proceeds on sale and maturity of available for sale securities	1,997,381	1,685,581	270,135	904,729
Purchase of available for sale securities	(1,719,922)	(1,745,817)	(1,007,988)	(1,443,355)
Investment in affiliate	—	(4,233)	(3,300)	(2,000)
Proceeds on sale of subsidiary	—	4,250	3,000	—

Cash used in Investing Activities	(39,106)	(50,940)	(686,026)	(709,816)

Financing Activities
Change in demand and term deposit liabilities	221,723	(566,456)	1,031,329	747,061
Change in common shares – net	(38,734)	(6,344)	(4,152)	38,291
Cash dividends	(32,336)	(29,912)	(28,339)	(29,419)

Cash provided by/(used in) Financing Activities	150,653	(602,712)	998,838	755,933

Net increase/(decrease) in cash and deposits	1,107,006	(1,280,259)	403,523	95,122
Cash and deposits at beginning of period	3,570,005	4,850,264	4,446,741	4,351,619

Cash and deposits at end of period	4,677,011	3,570,005	4,850,264	4,446,741

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	129,991	311,124	214,844	378,171
Amount of income tax paid in the period	7,028	8,476	3,489	5,189

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

          General

          These financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified.

          Change in Fiscal Year End

          On September 20, 2000, the Bank’s shareholders approved the change in the Bank’s fiscal year end from June 30 to December 31.

          Basis of Consolidation

          The consolidated financial statements include, on a line-by-line basis, the accounts and results of operations of all subsidiaries. Inter-company transactions are eliminated on consolidation.

          Investments in affiliates which are less than majority owned but more than 20% owned are accounted for under the equity method of accounting. The Bank’s proportionate share of the income or loss of such affiliates is included in the Consolidated Statement of Income.

          Comparative Figures

          Comparative figures are restated wherever necessary to conform to the current period presentation.

          Foreign Currency Translation

          Assets and liabilities denominated in Bermuda dollars are translated into US dollars at par. Other foreign currency assets and liabilities are translated into US dollars at rates of exchange prevailing on the balance sheet date, except for non-monetary assets and liabilities which are translated at their historical rate. Revenues and expenses are translated at the rate prevailing on the day of the transaction or the average daily rates. Realised and unrealised gains and losses are included in foreign exchange earnings.

          The assets and liabilities of foreign currency based subsidiaries are translated at the rates of exchange prevailing on the balance sheet date. Unrealised translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders’ equity within accumulated other comprehensive income. Such gains and losses are recorded in the Consolidated Statement of Income only when realised.

          Marketable Securities

          Marketable debt and equity securities classified as available for sale are reported at fair value with unrealised gains and losses included within accumulated other comprehensive income, a separate component of shareholders’ equity. Unquoted investments are carried at cost. Trading account securities are carried at fair value with unrealised gains and losses reported within gains/(losses) on trading securities in the Consolidated Statement of Income as they arise.

          Gains and losses on the sale of securities are computed on the basis of the specific identification method and are reported within losses on marketable securities in the Consolidated Statement of Income.

          The Bank carries out a quarterly review of its investments using information such as market price, credit rating, analysts’ reports, outlook for the stock and applicable industry, future estimated cash flows and other factors to determine whether or not a decline in value below cost is other-than-temporary. When it is determined that an investment’s value is impaired on an other-than-temporary basis, the cost of that investment is written down to its estimated fair value and the write down is included within losses on marketable securities in the Consolidated Statement of Income. The new cost basis is not adjusted for any subsequent recoveries in fair value.

          Loans

          Loans are stated net of any related allowance for credit losses. Interest income is accounted for on the accrual basis except on loans classified as impaired.

          Impaired Loans

          A loan is considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which collection is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection.

          When a loan has been individually identified as impaired, the carrying amount of the loan is measured based on the present value of the payments expected to be received or the fair value of the underlying collateral. Impaired loans are placed on a non-accrual basis with interest recorded in income only when received.

          Assets that are acquired in satisfaction of impaired loans are recorded at the lower of fair value or the carrying value of the loan at the date of foreclosure and are included in other assets on the Consolidated Balance Sheet. Any excess of the carrying value of the loan over the fair value of the asset acquired is charged to the allowance for loan losses in the current period.

          Loan origination fees, including loan restructuring or renegotiating fees, are deferred and amortised to non-interest income over the term of the loan. Commitment fees are treated on the same basis if there is a reasonable expectation that the commitment will be called upon and will result in a loan, otherwise the fees are deferred and amortised to income over the term of the commitment. Commitment fees on revolving lines of credit are determined retrospectively each quarter based upon the unused line of credit in the previous period and are recognised in income at that time.

          Allowance for Loan Losses

          The Bank maintains an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for both known losses and as yet unidentified losses existing in the loan portfolios at the balance sheet date.

          Specific Reserve

          The Bank employs a risk rating methodology for all commercial, corporate, and secured short-term investment loans. On a quarterly basis, risk rated loans deemed to be “substandard” or “doubtful” are assessed for impairment by comparing the carrying value of each such loan to its current value determined through discounted cash flow analysis, an assessment of the realisable value of collateral, or by the loan’s fair value. Identified shortfalls in value are set up as specific provisions against these assets. Although consumer and personal loans, mortgages and credit cards are not risk rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

          General Reserve

          On a quarterly basis a general reserve is also established to absorb credit losses inherent in the portfolio at the balance sheet date, which have not yet been specifically identified. A general reserve is established for risk rated loans and non-risk rated loans. The Bank estimates historic loss rates for each risk rating which are adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted historic loss factors are applied to the portfolio balance, excluding identified impaired loan assets that warrant a specific reserve, for each risk rating. General reserves are established for the non-risk rated portfolio with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth, and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this analysis. The Bank’s personal and commercial loan and mortgage portfolios are concentrated in Bermuda, which has an economy that is largely dependent on tourism and international business services. The health of these industry segments depends to a large extent on the strength of US and European economies. Because of this concentration and also to reflect any imprecision in the allowance methodology, the Bank also includes in general reserves an amount that represents management’s judgments of inherent losses within the portfolio which have not otherwise been identified or measured in this analysis.

          Charge-offs

          All consumer and personal loans and mortgages greater than $100,000 and all risk rated loans, that have been identified as impaired and provided for under the reserving methodology, are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. Consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received.

          The amount of the provision for loan losses that is charged to the Consolidated Statement of Income is the amount required to bring the allowance to the level management determines is needed to absorb all probable loan losses inherent in the Bank’s loan portfolio at the balance sheet date. The models developed by the Bank to estimate its allowance for loan losses are subjective and use assumptions and data that management believes are appropriate based upon information that is currently available. However these assumptions are subjective and may require revision in the future. Such adjustments could have a significant impact on the level of reserves carried and on reported earnings in future periods.

          Revenue Recognition

          The Bank recognises interest income and expense on the accruals basis.

          The Bank’s non-interest income represents fee income from the provision of investment, banking, foreign exchange, trustee, corporate administration and other related services. Such income is recognised on the accruals basis as the related services are provided to clients, based upon the underlying investment transaction volume or the value of the assets under administration, as appropriate.

          Assets Held in Trust or Custody

          Securities and properties (other than cash and deposits held with the Bank) held in a trust, custody, agency or fiduciary capacity for customers are not included on the Consolidated Balance Sheet as such assets are not the property of the Bank.

          Premises, Equipment and Computer Software

          Premises, equipment and computer software are stated at cost less accumulated depreciation. Depreciation, including amortisation, is charged on a straight line basis over the following estimated useful lives of the assets: buildings – 40 years; furniture and fixtures – 5 to 7 years; equipment – 3 to 5 years; computer software – 3 years. In the case of leasehold improvements, depreciation is charged over the shorter of the estimated useful life of the asset or the term of the lease.

          The Bank reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the existing carrying value for an asset or group of assets is not recoverable. To the extent that the carrying value is not deemed to be recoverable, then a charge will be made to income in the current period to reduce the carrying value of the asset or assets to their estimated fair value.

          Goodwill and Other Intangible Assets

          Goodwill arises mainly from the excess of the purchase price of Bermuda Home Limited (BHL) over the fair value of its net assets when it was acquired in May 1999. The Bank is carrying goodwill of $11.3 million as at December 31, 2002 (December 31, 2001 - $11.3 million; December 31, 2000 - $12.2 million; June 30, 2000 - $12.7 million). The BHL activity is reported as part of the Community Banking division in Note 10.

          In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Number 142 – Goodwill and Other Intangible Assets. Under SFAS Number 142 goodwill is deemed to have an indefinite life, is no longer amortised, but is subjected to an initial impairment test on adoption of SFAS Number 142 and an annual impairment test in subsequent years. Impairment losses for goodwill arising due to the initial application of SFAS Number 142 are reported as a change in an accounting principle and any subsequent impairment losses are reported as operating expenses in a separate line on the income statement. The Bank adopted SFAS Number 142 on January 1, 2002.

          The Bank completed the initial goodwill impairment test upon its adoption of SFAS Number 142 and determined that no impairment charge was necessary.

          The amount of goodwill amortisation for the year ended December 31, 2002 was $nil (year ended December 31, 2001 - $0.9 million; six months ended December 31, 2000 - $0.5 million; year ended June 30, 2000 - $0.9 million) and therefore was not significant. As a result, the pro-forma impact on reported net income and earnings per share arising from the adoption of SFAS Number142 is not presented.

          Derivative Instruments and Hedging Activities

          The Bank enters into interest rate and foreign exchange swaps, futures, forwards and options as part of its overall risk management activities, as an intermediary for customers, and to generate income. Instruments used as part of the Bank’s overall risk management activities are designated as risk management instruments while all others are designated as client related or trading instruments.

          In June 1998, the FASB issued SFAS Number 133 - Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS Number 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS Number 133. SFAS Number 133 and SFAS Number 138 (the standards) require that all derivative instruments be recorded on the balance sheet at their respective fair values. The standards are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Bank adopted the standards on July 1, 2000.

          In accordance with the transition provisions of the standards, a net gain of $1.5 million was transferred from accumulated other comprehensive income through a cumulative-effect-type adjustment to consolidated net income on July 1, 2000. The $1.5 million transition adjustment is made up of the cumulative unrealised gains and losses on derivatives, together with the cumulative unrealised losses and gains on the hedged marketable securities (to the extent of an offsetting adjustment for the related derivative instruments) that existed at June 30, 2000. The gross gains and losses transferred for the derivatives were $50.5 million and $10.9 million, respectively. The gross losses and gains transferred for the hedged marketable securities were $49 million and $10.9 million, respectively.

          Those derivatives that did not qualify for hedge accounting under the standards were transferred to the trading portfolio on July 1, 2000 along with the associated marketable securities. The fair value of the derivatives and associated marketable securities transferred was $106.7 million at that date. The net unrealised gain relating to these derivatives and securities recognised in net income at the date of transfer was $25,000 and this amount is included in the transition adjustment discussed in the preceding paragraph.

          All derivatives are recognised on the Consolidated Balance Sheet at their fair value. On the date the derivative contract is entered into, the Bank designates the derivative as either a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (fair value hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognised asset or liability (cash flow hedge), a foreign currency, fair value, or cash flow hedge (foreign currency hedge), or a held for trading (trading) instrument. The Bank formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Bank discontinues hedge accounting prospectively.

          Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognised firm commitment that is attributable to the hedged risk are recorded in the Consolidated Statement of Income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item or the forecasted transaction. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either the Consolidated Statement of Income or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. Changes in the fair value of derivative trading instruments are reported in the Consolidated Statement of Income.

          The Bank discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

          When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the Consolidated Balance Sheet and recognises any gain or loss in the Consolidated Statement of Income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognised immediately in the Consolidated Statement of Income. In all other situations in which hedge accounting is discontinued, the Bank continues to carry the derivative at its fair value on the Consolidated Balance Sheet, and recognises any subsequent changes in its fair value in the Consolidated Statement of Income.

          Futures contracts are held within the trading portfolio to manage the duration of certain securities held. These contracts are marked to market and all gains and losses are included in the Consolidated Statement of Income in gains/(losses) on marketable securities.

          Foreign exchange spot and forward contracts entered into to meet clients’ needs are marked to market and all gains and losses are included in foreign exchange earnings. Any other trading instruments are marked to market and all gains and losses are recorded in the Consolidated Statement of Income.

          Prior to the adoption of the standards on July 1, 2000, the Bank accounted for its risk management instruments as follows:

          Net accrued interest receivable/payable on interest rate and foreign currency swaps was recorded as other assets and liabilities as appropriate. The unrealised gains or losses on such swaps were recognised in a manner which was consistent with the method of accounting for the hedged items. Unrealised gains or losses on swaps used to hedge available for sale securities were reported as a separate component of shareholders’ equity within accumulated other comprehensive income.

          Risk management swaps were assigned to hedge a specific asset or liability and reduced the Bank’s interest rate or foreign currency risk. They also achieved their intended objective of converting the yield on the hedged asset or liability to the desired rate. This criterion was assumed to have been met if the interest rate on the hedged asset or liability was identical to the offsetting interest rate on the swap. In addition, the notional amount of the swap must have been less than or equal to the par amount of the item being hedged. If a risk management swap was terminated or no longer met the criteria described above, any unrealised gain or loss existing at that time was deferred and amortised over the remaining original hedge period. Any subsequent changes in value of the swap were recorded within gains/(losses) on marketable securities in the Consolidated Statement of Income.

          Earnings Per Share

          Earnings per share presented in the Consolidated Statement of Income is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus potentially dilutive common shares. Options and warrants issued by the Bank are considered potentially dilutive common shares and are included in the calculation using the treasury stock method.

          Income Taxes

          The Bank determines its income tax expense and liability under the provisions of SFAS Number 109 - Accounting for Income Taxes. Under the asset and liability method of SFAS Number 109, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS Number 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

          Stock Based Employee Compensation Plans

          At December 31, 2002 the Bank had five stock based employee compensation plans, which are described more fully in Note 12. The Bank applies the recognition and measurement principles of Accounting Principle Board (APB) Opinion Number 25 - Accounting for Stock Issued to Employees, and related Interpretations in accounting for those plans. Compensation expense is recognised for the Bank’s share purchase plans due to the size of the purchase discount compared to the market price of the shares. For the Bank’s stock option plans no compensation expense is reflected in net income as the options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of the grant.

          The Bank has provided the disclosures required by SFAS Number 123 - Accounting for Stock-Based Compensation, which describes a method of accounting for stock compensation plans that is based on the fair value of the stock options granted. The weighted average fair value of stock options granted in the year ended December 31, 2002 was $13.13 (year ended December 31, 2001 - $12.87; six months ended December 31, 2000 - $10.65; year ended June 30, 2000 - $6.61) per share, using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended	Year Ended	Six Months Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

Dividend yield	3.59%	2.26%	2.45%	3.00%
Risk free interest rate	4.08%	4.50%	4.64%	6.10%
Expected volatility	35.62	26.64	30.63	29.71
Expected lives	9 years	10 years	10 years	10 years

          The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of FASB Statement Number 123 to its stock plans:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands, except per share data)
Net income as reported	77,658	60,077	56,246	106,054
Add: stock based employee compensation expense included in reported net income net of related tax effects	2,033	3,516	1,087	1,576
Deduct: total stock based employee compensation expense determined under fair value methods, (including options) for all awards, net of related tax effects	(9,816)	(9,132)	(2,926)	(5,231)
Net income – pro forma	69,875	54,461	54,407	102,399
Earnings per share
– as reported (basic)	2.62	2.00	1.87	3.61
– as reported (diluted)	2.53	1.91	1.81	3.53
Earnings per share
– pro forma (basic)	2.36	1.82	1.81	3.49
– pro forma (diluted)	2.28	1.74	1.75	3.41

          Recent Accounting Pronouncements

          FASB Statement Number 143 – Accounting for Asset Retirement Obligations

          In October 2001, the FASB issued Statement Number 143 - Accounting for Asset Retirement Obligations. This standard applies to obligations that are associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this standard is not expected to have a significant impact on the Bank’s financial reporting.

          FASB Statement Number 144 – Accounting for the Impairment or Disposal of Long-Lived Assets

          In October 2001, the FASB issued Statement Number 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a significant impact on the Bank’s financial reporting.

FASB Statement Number 146 – Accounting for Costs Associated with Exit or Disposal Activities

          In June 2002, the FASB issued Statement Number 146 - Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Number 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a significant impact on the Bank’s financial reporting.

FASB Statement Number 147 – Acquisition of Certain Financial Institutions-an amendment of FASB Statements Numbers 72 and 144 and FASB Interpretation Number 9

          In October 2002, the FASB issued Statement Number 147 - Acquisition of Certain Financial Institutions- an amendment of FASB Statements Numbers 72 and 144 and FASB Interpretation Number 9. This statement removes acquisitions of financial institutions from the scope of both Statement Number 72 and Interpretation Number 9 and requires that those transactions be accounted for in accordance with FASB Statement Number 141, Business Combinations, and number 142, Goodwill and Other Intangible Assets. In addition, this statement amends FASB Statement Number 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower- relationship intangible assets and credit cardholder intangible assets. The adoption of this standard is not expected to have a significant impact on the Bank’s financial reporting.

FASB Statement Number 148 – Accounting for Stock-based Compensation- Transition and Disclosure- an amendment of FASB Statement Number 123

          In December 2002, the FASB issued Statement Number 148 - Accounting for Stock-based Compensation-Transition and Disclosure- an amendment of FASB Statement Number 123. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. At the present time the Bank does not intend to change to the fair value based method of accounting for stock-based employee compensation, although it may do so in the future. This statement also amends the disclosure requirements of FASB Statement Number 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Bank has complied with the required disclosure in this note under the heading, “Stock Based Employee Compensation Plans”. This disclosure illustrates the impact that the adoption of the fair value method of accounting for stock-based employee compensation under FASB Number 148 would have, should the Bank elect to adopt this method.

FASB Interpretation Number 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

          In November 2002, the FASB issued Interpretation Number 45 – Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable for all guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for fiscal years ending after December 15, 2002 and have been provided in Note 7 to the financial statements. The adoption of this standard is not expected to have a significant impact on the Bank’s financial reporting.

          FASB Interpretation Number 46 – Consolidation of Variable Interest Entities

          In January 2003, the FASB issued Interpretation Number 46 – Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin Number 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have certain characteristics. This interpretation applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies from July 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this standard is not expected to have a significant impact on the Bank’s financial reporting.

2.	MARKETABLE SECURITIES

          The following table summarises the amortised cost and fair values of available for sale securities at:

	December 31, 2002				December 31, 2001

	Amortised	Unrealised			Amortised	Unrealised
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

	(In US$ thousands)
US government & agencies	739,205	2,713	(814)	741,104	671,753	712	(1,359)	671,106
Other governments & agencies	145,857	448	(782)	145,523	127,145	182	(446)	126,881
Corporate debt	2,915,507	9,798	(10,912)	2,914,393	3,255,889	350	(15,265)	3,240,974
Mutual fund/equity investments	71,516	2,615	(21)	74,110	95,517	8,942	(3,720)	100,739

Total	3,872,085	15,574	(12,529)	3,875,130	4,150,304	10,186	(20,790)	4,139,700

          Investments in asset-backed and mortgage-backed securities comprised $722 million (December 31, 2001 - $649 million) of the total fair value of US government and agency holdings and $99 million (December 31, 2001 - $108 million) of the total corporate holdings as at December 31, 2002. At December 31, 2002, investments in asset-backed and mortgage-backed securities had gross unrealised gains of $3 million (December 31, 2001 - $1 million) and gross unrealised losses of $6 million (December 31, 2001 - $12 million).

          The following table presents the maturity distribution of the available for sale securities at December 31, 2002:

	Amortised Cost	Fair Value

	(In US$ thousands)
Due in one year or less	328,790	329,374
Due after one year through five years	2,686,998	2,687,055
Due after five years through ten years	166,873	165,861
Due after ten years	617,908	618,730
Sub-total	3,800,569	3,801,020
Mutual fund/equity investments	71,516	74,110

Total	3,872,085	3,875,130

          Mortgage-backed securities with more than one maturity date have been allocated in the above table by using a weighted average. Actual maturities may differ from the above table as certain borrowers may prepay their obligations without penalty.

          Gains/(losses) on available for sale securities for the period constitute the following:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,

	2002	2001	2000	2000

	(In US$ thousands)
Gross realised gains on the sale of debt securities	1,390	2,489	580	1,719
Gross realised losses on the sale of debt securities	(1,420)	(4,531)	(82)	(307)
Net realised gains/(losses) on the sale of equity securities	4,712	7,635	1,900	(200)
Charge for the other than temporary impairment of asset—backed securities and equity investments	(4,310)	(5,300)	(16,500)	(2,169)

Total gains/(losses)	372	293	(14,102)	(957)

          Interest on marketable securities includes $50.3 million (year ended December 31, 2001 - $32.7 million; six months ended December 31, 2000 - $18.9 million; year ended June 30, 2000 - $30 million) on trading account securities.

3.	LOANS AND ALLOWANCE FOR LOAN LOSSES

          The following is an analysis of loans and the allowance for loan losses by category and by location of ultimate risk at:

	December 31, 2002	December 31, 2001

	(In US$ thousands)
Commercial loans – Bermuda	217,421	174,421
Personal loans – Bermuda	199,674	161,641
Commercial & personal loans – international	161,294	145,467
Secured short-term investment loans	360,426	243,526
Mortgages	853,928	780,133

Total loans	1,792,743	1,505,188
Less allowance for loan losses	24,394	27,611

Net loans	1,768,349	1,477,577

          Commercial and personal loans are predominantly secured by deposits, deeds to property and shares or other assets of individuals or companies. Secured short-term investment loans are generally limited to amounts less than 25% of the borrower’s investment portfolio and are primarily issued to international clients. A substantial majority of mortgages are issued in Bermuda and represent first mortgages which are callable on 90 days notice.

          The following is an analysis of impaired loans and the related specific allowance for loan losses:

	December 31, 2002			December 31, 2001

	Gross	Allowance	Net	Gross	Allowance	Net

	(In US$ thousands)
Commercial loans – Bermuda	3,723	791	2,932	6,356	3,517	2,839
Personal loans – Bermuda	3,516	1,450	2,066	4,361	2,115	2,246
Mortgages	12,928	1,504	11,424	15,002	1,840	13,162

Total	20,167	3,745	16,422	25,719	7,472	18,247

          For the year ended December 31, 2002, the amount of gross interest income that would have been recorded had non-accrual loans been current was $2.4 million (year ended December 31, 2001 - $2.7 million; six months ended December 31, 2000 - $1 million; year ended June 30, 2000 - $2.7 million). In 2002 the Bank recovered overdue interest of $3.5 million on impaired loans that were repaid in the year (year ended December 31, 2001 - $1.8 million; six months ended December 31, 2000 - $0.1 million; year ended June 30, 2000 - $0.2 million). The average balance of impaired loans during the year ended December 31, 2002 was $23.1 million (year ended December 31, 2001 - $24 million; six months ended December 31, 2000 - $23.3 million; year ended June 30, 2000 - $30 million).

          The following is an analysis of the movement in the total allowance for loan losses:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands)
Opening balance	27,611	26,017	24,243	30,025
(Recovered)/provided from income	(1,971)	2,662	2,589	916
Loans written off and other	(4,443)	(2,935)	(973)	(6,889)
Loan recoveries	3,197	1,867	158	191

Closing balance	24,394	27,611	26,017	24,243

4.	PREMISES, EQUIPMENT AND COMPUTER SOFTWARE

          The following is an analysis of premises, equipment, and computer software at:

	December 31,			December 31,
	2002			2001

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

	(In US$ thousands)
Land and buildings	143,239	48,887	94,352	99,170
Equipment	119,244	77,959	41,285	32,706
Computer software	29,808	20,120	9,688	7,228

Total	292,291	146,966	145,325	139,104

          Depreciation of premises, equipment and computer software, including amortisation of leasehold improvements, amounted to $20.4 million for the year ended December 31, 2002 (year ended December 31, 2001 - $22.7 million; six months ended December 31, 2000 - $8.8 million; year ended June 30, 2000 - $19.1 million).

          During the year ended December 31, 2002 the Bank reduced its operations in the Cayman Islands and transferred the administration of the majority of its Cayman-based clients to its offices in Bermuda and New York. In connection with this downsizing the Bank’s office building was put up for sale. The Bank received a bid for the property which, together with other market information, indicated that the carrying value of the building was greater than its fair value. As a result of this information, its carrying value was written down by $2.5 million to its estimated fair value of $4 million. The charge is recorded within Other income/(loss) in the Consolidated Statement of Income and is reported as part of operating expenses within the “Other” segment in Note 10 Business Segments.

5.	SHAREHOLDERS’ EQUITY

          The Bank’s authorised and issued common share capital are shown on the Consolidated Balance Sheet.

          On July 29, 2002 the Board of Directors approved a number of minor amendments to the Shareholder Rights Plan implemented in December 1997. Under the Shareholder Rights Plan, under certain circumstances following a person’s acquisition of 15% or more of the Bank’s shares, each shareholder other than the 15% or greater shareholder is entitled to purchase additional shares of the Bank at half their market price. The shareholder rights plan is designed as a protective measure to discourage a third party from obtaining a significant investment in the Bank without the approval of the Board of Directors.

          The Bank’s warrant programme expired on January 31, 2000. At that time, all remaining outstanding warrants were converted to shares (at a ratio of 1 warrant to 1.1 shares) at an exercise price of $22.73 per share.

          In September 1999, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on August 31, 1999. In August 2000, the Bank distributed a 1-for-7 (14.29%) stock dividend to shareholders of record on August 18, 2000. In January 2002, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on December 31, 2001. All prior period share and per share amounts have been restated to reflect the stock dividends.

          As a capital management tool, the Bank acquires its securities pursuant to its authorised stock buy-back programme. During the year ended December 31, 2002 the Bank purchased 1,349,000 shares (year ended December 31, 2001 - 457,000 shares) at an average price of $38.66 (year ended December 31, 2001 - $41.76) as part of its authorised stock buy-back programme, which permits the repurchase of up to 2.5 million shares. The authorised 2.5 million shares represents 8.15% of average diluted shares outstanding during the year ended December 31, 2002 (year ended December 31, 2001 - 7.97%).

6.	FINANCIAL INSTRUMENTS

          Fair Value Hedge of Interest Rate Risk and/or Foreign Currency Risk

          The Bank holds fixed rate marketable securities that are designated as available for sale securities under SFAS Number 115 - Accounting for Certain Investments in Debt and Equity Securities. Certain of these fixed rate instruments are denominated in foreign currencies.

          Management believes that it is prudent to hedge its exposure to changes in the fair value of fixed rate instruments due to movements in the benchmark interest rate and movements in exchange rates. The benchmark interest rate is the three-month Libor rate for the currency of the instrument. Management identifies and monitors interest rate risk for each large subsidiary and for the Bank as a whole. Interest rate risk is assessed by quantifying exposures, through the use of fundamental and technical analyses and by identifying any offsetting positions. The Bank’s Capital Markets Products division is responsible for foreign exchange risk management on a Bank-wide basis. Foreign exchange guidelines are set and monitored in quantitative terms, using value at risk and absolute limits, as appropriate for the underlying instrument class.

          To hedge these risks, the Bank enters into risk management contracts such as interest rate and foreign currency swaps that have the effect of turning the fixed rate income stream (which may be denominated in non-US dollars) into a floating rate US dollar income stream.

          Each swap contract is acquired with the underlying fixed rate marketable security as a package. The swaps are structured so the terms of the pay side are the same as the terms of the security: that is notional amount, currency, payment frequency, maturity date, payment dates and coupon are matched. The receive side of the swap is indexed to the relevant currency Libor with re-pricing sufficiently frequent to remain at the market rate. At the inception of the swap contract, hedge effectiveness is assessed on a prospective basis and management reviews the ongoing effectiveness of the hedges on a retrospective basis each quarter. The cumulative change of both the value of the swap and the value of the related security due to the hedged risk are examined to ensure that effectiveness is maintained.

          For the year ended December 31, 2002 a net loss of $0.4 million (year ended December 31, 2001 – net loss of $0.3 million; six months ended December 31, 2000 – net gain of $0.3 million) was recognised in gains/(losses) on marketable securities, representing the amount of hedge ineffectiveness for the period.

          Cash flow hedge of foreign currency risk

          The Bank and its subsidiaries incur expenses in currencies other than their respective functional currencies. As a result the Bank’s cash flows are exposed to foreign currency risk.

          Management believes it is prudent to minimise the variability in cash flows caused by foreign currency risk. The Bank’s hedging strategy is to use foreign currency forward contracts to hedge foreign currency cash flow exposure. The forward contracts exchange the Bank’s or subsidiaries’ functional currency for exact amounts of specified forecasted foreign currency denominated expenses that could affect reported consolidated net income. The expenses include salaries, interest and other operating expenses payable to external parties.

          Management assesses foreign currency cash flow risk by regularly identifying and monitoring changes in foreign exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. On a monthly basis, the hedged transactions are reviewed in order to determine that the hedged transactions remain probable.

          Changes in the value of forward contracts designated as and qualifying as cash flow hedges of forecasted operating expenses are reported initially in accumulated other comprehensive income. The gains and losses are reclassified into the Consolidated Statement of Income, as a component of operating expenses or interest expense, as appropriate, in the same period as the underlying expenses affect consolidated net income.

          For the year ended December 31, 2002 $nil (year ended December 31, 2001 - $nil; six months ended December 31, 2000 - $nil) was recognised in the Consolidated Statement of Income, which represents the amount of hedge ineffectiveness during the period.

          At December 31, 2002, it is expected that $1.3 million (December 31, 2001 - $0.2 million; December 31, 2000 - $0.2 million) of gains recorded in accumulated other comprehensive income relating to the fair value of foreign currency forward contracts will be expensed during the subsequent year, as the Bank records the previously hedged interest and operating expenses. At December 31, 2002, the maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted expenses is 12 months (December 31, 2001 – 5 months; December 31, 2000 – 8 months).

          Other derivative instruments

          Interest rate futures contracts and interest rate swaps are held in the trading portfolio in order to reduce the overall duration of certain assets for risk management purposes. At December 31, 2002, interest rate futures contracts with a fair value of $0.1 million (December 31, 2001 – $(1.5) million) were held in the trading portfolio. At December 31, 2002, interest rate swaps with a fair value of $(1.2) million (December 31, 2001 - $nil) were held in the trading portfolio.

          The Bank also uses foreign exchange over-the-counter contracts to meet the financing needs of its customers and to increase revenue. These contracts are generally closed out with offsetting contracts with other banks. At December 31, 2002, such open foreign exchange contracts had an unrealised gain of $4.7 million (December 31, 2001 - $2.8 million). Total revenue derived from client activity for the year was $39 million (year ended December 31, 2001 - $37.9 million; six months ended December 31, 2000 - $19.2 million; year ended June 30, 2000 - $32.8 million) which is included in foreign exchange earnings in the Consolidated Statement of Income. Proprietary trading income for the year ended December 31, 2002 was $3.4 million (year ended December 31, 2001 - $4.5 million; six months ended December 31, 2000 - $1.2 million; year ended June 30, 2000 - $4 million).

          In entering into these financial instruments the Bank incurs credit and/or position risk. The Bank’s policy is primarily to use exchange-traded instruments which greatly reduces credit risk. Any credit exposure, measured as the unrealised gains on these instruments, is minimised by Bank policies which only allow contractual relationships with strong financial institutions. Position risk is the risk of fluctuation in the fair value of financial instruments and is managed centrally within the Bank’s Capital Markets Products division.

7.	COMMITMENTS, CREDIT RELATED ARRANGEMENTS AND CONTINGENCIES

          Commitments

          Rental expense for premises leased on a long-term basis for the year ended December 31, 2002 amounted to $9.5 million (year ended December 31, 2001 - $9.8 million; six months ended December 31, 2000 - $4.7 million; year ended June 30, 2000 - $9.3 million).

          Payments due for premises rented under long-term leases at December 31, 2002:

Years	(In US$ thousands)

2003	10,996
2004	7,469
2005	5,563
2006	4,733
2007	4,543
2008 & thereafter	55,776

          Credit Related Arrangements

          In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the Consolidated Balance Sheet, include:

          A.     Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions.

          B.     Standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that the customer is unable to meet their financial obligations.

          C.     Documentary and commercial letters of credit, primarily related to the import of goods into Bermuda by customers, which represent agreements to honour drafts presented by third parties upon completion of specific activities.

          D.     Forward guarantees to third parties with respect to the performance of certain mutual funds. These guarantees, which are fully collateralised, would result in obligations to make payments to third parties in the event that the mutual funds net asset values have not grown by a specified amount over a specified period.

          These credit arrangements are subject to the Bank’s normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table below represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon, or are fully collateralised, the contractual amounts do not necessarily represent future cash requirements. The Bank does not carry any liability for these obligations. In 2002 the Bank earned fee revenue from the provision of standby letters of credit and forward guarantees of $1.2 million (year ended December 31, 2001 - $1 million; six months ended December 31, 2000 - $0.5 million; year ended June 30, 2000 - $0.9 million).

          The Bank has entered into credit related arrangements with contractual amounts representing credit risk as follows:

	December 31, 2002	December 31, 2001

	(In US$ thousands)
Commitments to extend credit	1,741,273	1,430,245
Letters of credit

	December 31, 2002	December 31, 2001

	(In US$ thousands)
Standby	298,204	223,887
Documentary and commercial	1,767	1,233
Securities lending	32,067	1,030
Forward guarantees	171,510	94,998

Total	2,244,821	1,751,393

          Of the total contingent liability for standby letters of credit, $279.6 million (December 31, 2001 - $169 million) is fully collateralised by cash and securities held by the Bank. The contractual terms of these guarantees vary but are generally under one year with multi-year agreements required to be renewed on an annual basis.

          Of the total contingent liability for documentary and commercial letters of credit, $1.7 million (December 31, 2001 - $1.1 million) is fully collateralised by cash and securities held by the bank.

          The contingent liability for forward guarantees is fully collateralised by US government and US and OECD corporate notes held by the Bank. Generally these are zero coupon notes that are designed to accrete in value over time to equal the underlying guaranteed amount. The contractual terms of these guarantees expire between November 2003 and November 2006.

          The Bank enters into securities lending transactions through an agent, with counterparties that are pre-approved by the Bank. These transactions are treated as secured borrowings. All transactions are fully cash collateralised. The amount above represents the fair value of securities loaned and the equivalent cash collateral received.

          In addition to credit related commitments, the Bank had outstanding commitments to invest a total of $3.9 million (December 31, 2001 - $6.7 million) in unquoted equity investments at December 31, 2002.

          Credit Card Losses

          In late 1999, a client of the Bank’s e-commerce division entered into a business relationship with certain online merchants and began processing credit card transactions with these merchants. These transactions were passed onto the Bank for settlement. Some of these merchants were allegedly involved in the fraudulent use of certain credit card numbers resulting in customer charge-backs and losses to the client. In accordance with MasterCard and Visa procedures, the Bank, as the card processor, is ultimately liable for such charge-backs if the payment gateway company is unable to meet them. The client was unable to meet these charge-backs and they were funded through an overdraft facility with the Bank.

          At June 30, 2000, the amount of the Bank’s total exposure was estimated to be $3 million. This was based upon information provided to the Bank about the extent of the total internet sales by the particular merchants and the amount of customer charge-back activity that had been experienced up to that date. This amount was provided for in the financial statements at June 30, 2000.

          In the six month period ended December 31, 2000, additional information became available about the extent of the alleged fraudulent sales activity and additional amounts of customer charge-backs were experienced through an overdraft account. During that period the outstanding overdraft facility was converted into an equity investment of $4 million in the client and an additional loan of $1.7 million was granted. At December 31, 2000, total charge-backs were $5.7 million and the Bank had a specific allowance against the loan of $1.7 million and had written down the equity investment to $nil, due to its impairment. An additional reserve of $1.3 million was recorded in respect of the estimated additional charge-backs that had been incurred, but not yet reported to the client at that date.

          In the year ended December 31, 2001, no further chargebacks occurred and the Bank released the $1.3 million reserve for the estimated additional chargebacks. In addition, recoveries from insurers of $1 million were received in 2001. During the year ended December 31, 2002, the Bank recovered $1.8 million. Of this amount $1 million was repaid to insurers, who as part of the earlier agreement on insurance recoveries, had first rights to any subsequent subrogation. The remaining $0.8 million was recorded as a loan recovery to allowance for loan losses and the remaining loans and specific allowances were written off. No further recoveries are expected.

          Legal Proceedings

          In the ordinary course of business the Bank and its subsidiaries are routinely defendants in, or parties to, a number of pending and threatened legal actions and proceedings. Except as outlined in the following paragraphs, management believes, based on information currently available to it, that the actions and proceedings and losses, if any, resulting from the final outcome thereof will not be material in the aggregate to the Bank’s financial position or results of operations.

          In October 2001, the Bank and two of its subsidiaries, the Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited, settled, among other things, two civil actions brought against the Bank and those subsidiaries in US federal district courts in Florida and Illinois relating to the alleged involvement by the Bank and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. The Florida action was brought on behalf of a class of investors in Cash 4 Titles. On March 6, 2002, an amended complaint was filed in an action styled Norton et al. v. Homa et al. in US federal district court in Florida against Bank of Bermuda (Cayman) Limited on behalf of 46 individuals and entities that purported to opt out of the class action settlement. The plaintiffs claimed losses totalling about $10.3 million. After the claims alleged by many of the named plaintiffs were dismissed from that action, on June 11, 2002, the Bank and its subsidiaries entered into a settlement agreement with the 14 plaintiffs remaining in the Norton action. Under the terms of the Norton settlement, the Bank and its subsidiaries paid $1.3 million to the Norton plaintiffs in full and complete satisfaction of all claims that were or could have been asserted in the Norton action. On June 26, 2002, the Norton action was dismissed with prejudice.

          Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited also were named as defendants in a civil action in the Cayman Islands relating to Cash 4 Titles. The Cayman Islands case was commenced on October 28, 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles-related entities and Bank of Bermuda (Cayman) Limited by a Cayman Islands corporation that allegedly invested in Cash 4 Titles. Plaintiffs claimed approximately $22 million in damages as well as interest and costs. In February 2002, this was settled as between the plaintiffs and Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited. The actions were discontinued with no finding of liability against either the Bank’s subsidiaries. Under the terms of settlement, the Bank’s subsidiaries paid a total sum of $10 million to the plaintiffs, including all fees and costs.

          The Bank recorded a net expense of approximately $43.4 million for the year ended December 31, 2001. This charge represented the Bank’s maximum $67.5 million liability related to the US settlement of the Cash 4 Titles litigation offset by $34.1 million of insurance recoveries as well as an additional provision of $10 million at December 31, 2001, representing management’s then best estimate of the liabilities and expenses with respect to all remaining current and potential Cash 4 Titles related litigation.

          The Bank recorded a net recovery of $5.4 million for the year ended December 31, 2002 relating to the Cash 4 Titles related litigation. This amount represents further insurance recoveries of $6.7 million offset by the $1.3 million paid in the Norton action. The Bank continues to pursue additional potential recoveries under its insurance policies; however, nothing has been accrued for such recoveries as at December 31, 2002.

          The Bank is aware that there may exist another potential claim in connection with Cash 4 Titles. As of the balance sheet date no such claim has been made against the Bank. Based upon information currently known to the Bank, it is not possible to determine the probability that such a claim will be asserted, and if asserted, the probability that a liability will result. Any such claim would be defended vigorously.

8.	PENSION PLANS AND POST-RETIREMENT BENEFITS

          The Bank provides non-contributory defined contribution pension plans to its employees in the majority of its locations. Employees are able to make voluntary payments to the defined contribution plans. The Bank has a defined benefit plan for most of its employees in the Isle of Man, Jersey and Guernsey (Sterling area). Defined benefits are based upon length of service and the employee’s level of compensation. The Bank’s funding policy in respect of its defined benefit plan is to contribute amounts to ensure that benefit obligations are adequately funded. Certain group companies also provide a non-contributory post retirement benefit plan that provides health care for retired employees.

          Defined Benefit Plan

          The following table provides summaries of the defined benefit pension plan’s estimated financial position at:

	December 31, 2002	December 31, 2001

	(in US$ thousands)
Benefit Obligations
Beginning of period	30,849	121,544
Current service cost	4,614	4,014
Interest cost	1,835	5,554
Actuarial (gain)/loss	(9,472)	338
Benefits paid	(445)	(1,638)
Benefit improvement	—	5,335
Plan settlement	—	(104,298)

End of period	27,381	30,849

Plan Assets at Fair Value
Beginning of period	20,576	120,345
Actual return on plan assets	(1,801)	1,670
Employer contributions and transfers in	2,450	2,131
Benefits paid	(445)	(1,638)
Plan settlement	—	(93,360)
Assets withdrawn from pension plan	—	(8,572)

End of period	20,780	20,576

Accrued Benefit
Funded status of plan	(6,601)	(10,273)
Unrecognised net asset at transition	(82)	(79)
Unrecognised net (gain) loss	(182)	5,744
Unrecognised prior service costs	2,333	2,200

Total accrued benefit	(4,532)	(2,408)

Actuarial Assumptions:
Discount rate used to determine benefit obligations	5.8%	5.5%
Rate of increase for future compensation	3.8%	4.5%
Expected long — term rate of return on assets	8.0%	8.0%

          As at December 31, 2002, the pension plan assets consisted of equities 20.5% (December 31, 2001 - 76.9%), fixed income investments 13.5% (December 31, 2001 - 18.2%) other investments - 5.9% (December 31, 2000 - Nil%) and cash and cash equivalents 60.1% (December 31, 2001 - 4.9%).

          Effective January 1, 2000, the Bank changed to a defined contribution pension plan from the previous defined benefit plan for Bermuda based employees. Employees were offered the choice of remaining in the defined benefit plan, or joining the defined contribution plan. Those joining the defined contribution plan received a transfer value from the defined benefit plan in settlement of any liability of the plan. Almost all of the employees decided to join the defined contribution plan. Acceptance of this change by the employees was finalised during the year ended December 31, 2001. Partial transfers took place during the year ended June 30, 2000 totalling $66.5 million. During the year ended December 31, 2001, the final transfer of assets took place with a total payment of $59.3 million. During 2001, a decision was made to purchase annuities in respect of former employees receiving a pension and those electing not to transfer to the defined contribution plan. The plan purchased annuities at a cost of $34 million from an insurance company in respect of these individuals. This cost is included in the plan settlement amounts shown in the table above. As a result of the final settlement of the Bermuda plan, the Bank recorded a gain on settlement of $5.6 million representing the excess assets in the plan at the completion of the settlement.

          The balance in the pension plan at December 31, 2002 and 2001 relates to the Sterling area plan only and no further obligation exists for the Bermuda defined benefit plan. Effective January 1, 2002, the Sterling area plan no longer accepted new employees into the defined benefit plan and a new defined contribution plan was commenced. Existing members of the Sterling area defined benefit plan may continue to have their contributions paid into the Sterling area defined benefit plan or can choose to have their contributions paid into the new defined contribution plan. In addition, existing members of the Sterling area defined benefit plan have the choice to transfer their funds to the new defined contribution plan or leave their funds in the Sterling area defined benefit plan.

          The following table shows the expense for the Bank’s defined benefit pension plans:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands)
Service cost	4,614	4,014	1,853	6,799
Interest cost	1,835	5,554	4,289	4,514
Expected return on plan assets	(2,226)	(6,059)	(4,706)	(33,047)
Net amortisation	81	170	7	25,884

Periodic pension cost	4,304	3,679	1,443	4,150
Gain on pension settlement	—	5,562	—	—

Net expense/(income)	4,304	(1,883)	1,443	4,150

          Defined Contribution Plans

          Effective January 1, 2000, the Bank adopted a non-contributory defined contribution plan for its Bermuda based employees. The net pension cost for the defined contribution plan for the year ended December 31, 2002 was $7.4 million (year ended December 31, 2001 - $7.3 million; six months ended December 31, 2000 - $4.1 million; year ended June 30, 2000 - $2.8 million).

          Effective January 1, 2002, the Bank adopted a non-contributory defined contribution plan for its Sterling area employees. The net pension cost for the defined contribution plans of employees of a number of overseas subsidiary companies was $5.4 million for the year ended December 31, 2002 (year ended December 31, 2001 - $4 million; six months ended December 31, 2000 - $1.2 million; year ended June 30, 2000 - $2.6 million).

          Post-Retirement Benefit Plan

          The following table provides a summary of the post-retirement benefit plan’s estimated financial position at:

	December 31, 2002	December 31, 2001

	(in US$ thousands)
Benefit Obligations
Beginning of period	25,352	18,298
Current service cost	1,488	943
Interest cost	1,896	1,391
Actuarial loss	5,030	6,345
Plan curtailment	—	(1,003)
Amendments	(440)	—
Net benefits paid	(595)	(622)

	December 31, 2002	December 31, 2001

	(in US$ thousands)
End of period	32,731	25,352

Accrued Benefit Expense
Funded status of plan	(32,731)	(25,352)
Unrecognised prior service cost	(425)	—
Unrecognised net actuarial loss	5,710	690

Total accrued expense	(27,446)	(24,662)

Discount rate used to determine benefit obligations	6.75%	7.0%

          The assumed health care cost trend rate used in measuring the post-retirement benefit plan obligations was 10% for 2003 (2002 – 8.5%). The ultimate health care trend rate used was 4.75% (December 31, 2001 – 5%) which will be reached in 2011 (December 31, 2001 – 2009). The health care trend rate is expected to fall by 0.75% each year until the ultimate rate is reached.

          The following table presents the expenses for the Bank’s post-retirement benefit plan:

	Year	Year	Six Months	Year
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands)
Service cost	1,488	943	468	1,009
Interest cost	1,896	1,391	675	1,255
Amortisation of net gain	11	(233)	(127)	(182)
Amortisation of prior service cost	(15)	—	—	—
Curtailment gain	—	(425)	—	—

Total	3,380	1,676	1,016	2,082

          If the health care cost trend rates were increased by 1%, the post-retirement benefit obligation as of December 31, 2002 would have increased by 18.9% and the aggregate expense for service and interest costs for the year ended December 31, 2002 would have increased by 24.5%. Conversely, if the health care cost trend rates were decreased by 1%, the post-retirement benefit obligation as of December 31, 2002 would have decreased 16.4%, and the aggregate expense for service and interest costs for the period would have decreased by 19.3%.

          During the year ended December 31, 2001, the post-retirement benefit plan for the Bank’s European offices was curtailed and resulted in a gain to the Bank of $425,000. The plan will continue for the Bank’s Bermuda based employees.

9.	FAIR VALUE

          The amounts set out in the following table represent the fair values of the Bank’s financial instruments using the valuation methods and assumptions described below:

	December 31, 2002			December 31, 2001

	Book Value	Fair Value	Difference	Book Value	Fair Value	Difference

	(In US$ millions)
Assets
Cash and deposits	4,677	4,677	—	3,570	3,570	—
Marketable securities	4,370	4,370	—	5,468	5,468	—
Loans	1,768	1,758	(10)	1,478	1,474	(4)
Other	275	275	—	153	153	—
Liabilities
Customer deposits	10,165	10,165	—	9,943	9,943	—
Other	263	263	—	235	235	—

          The fair value of cash and deposits, other assets and other liabilities are considered to approximate book value as the items are predominately short-term in nature, or are variable rate instruments.

          The fair value of marketable securities is assumed to approximate their market value as provided in Note 2. Variable rate loans are assumed to have fair values that approximate book value as the interest rates on these loans automatically reprice every three months to market. Fair values of longer term fixed rate loans are estimated using discounted cash flows at prevailing market rates. Staff home loans at preferential rates account for the majority of the difference between the fair and book values of the loan portfolio.

          The fair values of customer deposits payable on demand, payable after notice and floating rate deposits payable on a fixed date are considered to be approximate to their book values. The majority of fixed deposits mature within three months and market value approximates book value.

          The fair value amounts are designed to approximate amounts at which these instruments could be exchanged in a current transaction between willing parties; however, in some circumstances financial instruments may lack an available trading market. Therefore, fair values are based on estimates using present value and other valuation techniques which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates which reflect varying degrees of risk.

10.	BUSINESS SEGMENTS

          SFAS Number 131 - Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about business segments in the footnotes to annual financial statements. The statement requires disclosure on a business segment basis, as defined by the Bank, including a description of products and services and profit or loss, as measured by the Bank’s management, in assessing sector performance and geographic information on assets and revenue.

          Various lines of business that offer different products and services but that share similar basic and economic characteristics have been combined into four major business segments: Global Fund Services, Private Client Services, Corporate Banking and Community Banking.

          During 2002 Retail Client Services was renamed Community Banking and Corporate Cash Management was renamed Corporate Banking. Retail Client Services was renamed to reflect the fact that this business focuses on local or community banking. Corporate Cash Management was renamed to recognise that the business provides a broader range of banking services to business entities. In addition to the name changes, the comparative information has been restated to reflect an improved allocation of certain elements of “other income” that was made in the current year which the Bank believes more accurately reflects the true performance of the four business divisions.

          The Global Fund Services segment represents global custody services, accounting, valuation, administration and general banking services provided to collective investment vehicles and trusts. Private Client Services include global custody services, investment advisory services, administration of trusts and private banking services provided to high net worth individuals and families. The Corporate Banking segment includes banking and financial services such as interest rate and foreign exchange risk management, electronic banking and credit provided to corporate clients. Community Banking activities include retail banking services, credit cards and lending, which are primarily delivered in Bermuda.

          Revenues and expenses that do not relate directly to these segments are included in the “Other” category. This segment captures non-client specific revenues and expenses such as proprietary trading income, return on investment of unallocated capital and certain corporate expenses.

          The Bank’s management reporting system incorporates processes for allocating revenue and expenses to each segment, as well as for attributing assets, liabilities and the applicable interest income and expense. All revenues are from external customers who are identified as either Global Fund Services, Private Client Services, Corporate Banking or Community Banking. Total revenues generated by providing those clients with the Bank’s products and services are recorded within the relevant client group. Direct expenses are attributed to each group, with the remaining operating expense being allocated based on a number of matrices. Capital is allocated based on the risk-weighted assets employed. The capital allocations may not, however, be representative of the capital that would be required if the segments operated as independent entities. Capital not attributable to any of the four client business segments is allocated to the “Other” category.

          The following tables represent the performance of each of the segments.

	Year Ended December 31, 2002

	Global	Private
	Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(In US$ thousands)
Non-interest and other income	146,689	67,111	6,159	16,248	7,045	243,252
Net interest income, after provision for loan losses	43,836	22,843	48,439	58,132	4,495	177,745

Total revenue	190,525	89,954	54,598	74,380	11,540	420,997
Operating expenses	170,571	77,264	26,545	60,053	2,673	337,106
Income from operations before income taxes	19,954	12,690	28,053	14,327	8,867	83,891
Income taxes	3,623	1,413	287	128	782	6,233

Net income	16,331	11,277	27,766	14,199	8,085	77,658

Average total division assets (in US$ millions)	3,573	1,665	2,724	1,850	168	9,980

	Year Ended December 31, 2001

	Global	Private
	Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(In US$ thousands)
Non-interest and other income	140,260	68,831	12,507	24,034	3,164	248,796
Net interest income, after provision for loan losses	48,975	30,587	50,041	55,087	10,322	195,012

Total revenue	189,235	99,418	62,548	79,121	13,486	443,808
Operating expenses	162,218	76,280	23,457	57,569	57,436	376,960
Income/(loss) from operations before income taxes	27,017	23,138	39,091	21,552	(43,950)	66,848
Income taxes	2,784	2,506	291	40	1,150	6,771

Net income/(loss)	24,233	20,632	38,800	21,512	(45,100)	60,077

Average total division assets (in US$ millions)	3,261	2,028	3,274	1,866	398	10,827

	Six Months Ended December 31, 2000

	Global	Private
	Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(In US$ thousands)
Non-interest and other income/(loss)	61,308	38,070	8,277	13,610	(3,408)	117,857
Net interest income, after provision for loan losses	28,840	16,794	25,596	27,775	3,171	102,176

Total revenue/(loss)	90,148	54,864	33,873	41,385	(237)	220,033
Operating expenses	74,036	38,976	11,031	29,721	8,312	162,076
Income/(loss) from operations, before income taxes	16,112	15,888	22,842	11,664	(8,549)	57,957
Income taxes	1,157	1,259	68	61	683	3,228
Income/(loss) from operations, after income taxes	14,955	14,629	22,774	11,603	(9,232)	54,729
Cumulative effect of a change in accounting principle	—	—	—	—	1,517	1,517

Net income/(loss)	14,955	14,629	22,774	11,603	(7,715)	56,246

Average total division assets (in US$ millions)	3,316	2,089	2,680	2,060	279	10,424

	Year Ended June 30, 2000

	Global	Private
	Fund	Client	Corporate	Community
	Services	Services	Banking	Banking	Other	Total

	(In US$ thousands)
Non-interest and other income	113,728	72,819	13,972	25,873	11,327	237,719
Net interest income, after provision for loan losses	52,301	28,255	38,992	57,805	3,940	181,293

Total revenue	166,029	101,074	52,964	83,678	15,267	419,012
Operating expenses	133,445	74,995	24,961	59,635	11,784	304,820
Income from operations, before income taxes	32,584	26,079	28,003	24,043	3,483	114,192
Income taxes/(recovery)	3,872	2,533	200	(66)	1,599	8,138

Net income	28,712	23,546	27,803	24,109	1,884	106,054

Average total division assets (in US$ millions)	3,283	2,159	2,350	2,156	153	10,101

          Geographic Disclosures

          A significant portion of the Bank’s assets and earnings is derived from the activities of subsidiaries based overseas. The following is a summary of the Bank’s results by geographic region net of inter-company eliminations:

	Year Ended December 31, 2002

	Total	Total	Operating	Income	Net
	Assets	Revenues	Expenses	Taxes	Income

	(In US$ thousands)
North America	6,526,916	235,729	185,763	34	49,932
Europe	2,718,893	97,882	81,283	3,410	13,189
Asia-Pacific	1,844,159	87,386	70,060	2,789	14,537

Total Bank	11,089,968	420,997	337,106	6,233	77,658

	Year Ended December 31, 2001

	Total	Total	Operating	Income	Net
	Assets	Revenues	Expenses	Taxes	Income

	(In US$ thousands)
North America	6,474,575	255,538	229,774	21	25,743
Europe	2,620,630	100,279	80,207	3,044	17,028
Asia-Pacific	1,712,814	87,991	66,979	3,706	17,306

Total Bank	10,808,019	443,808	376,960	6,771	60,077

	Six Months Ended December 31, 2000

	Total	Total	Operating	Income	Net
	Assets	Revenues	Expenses	Taxes	Income

	(In US$ thousands)
North America*	6,608,573	130,308	96,946	68	34,811
Europe	2,879,269	48,337	34,299	1,511	12,527
Asia-Pacific	1,885,917	41,388	30,831	1,649	8,908

Total Bank	11,373,759	220,033	162,076	3,228	56,246

          * North America’s net income includes the gain of $1.5 million recognised due to the change in accounting principle.

	Year Ended June 30, 2000

	Total	Total	Operating	Income	Net
	Assets	Revenues	Expenses	Taxes	Income

	(In US$ thousands)
North America	6,216,159	246,386	181,191	(134)	65,329
Europe	2,614,796	91,641	71,716	3,918	16,007
Asia-Pacific	1,519,618	80,985	51,913	4,354	24,718

Total Bank	10,350,573	419,012	304,820	8,138	106,054

          Segment assets at December 31, 2002 include premises, equipment and computer software of $145.3 million (December 31, 2001 - $139.1 million; December 31, 2000 - $137.3 million; June 30, 2000 - $133.9 million) broken down by geographic region as follows:

	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands)
North America	127,746	123,522	122,409	119,606
Europe	11,846	10,386	10,447	10,633
Asia-Pacific	5,733	5,196	4,425	3,689

Total	145,325	139,104	137,281	133,928

11.	RELATED PARTY TRANSACTIONS

          Sale of Investment

          During the year ended December 31, 2002 the Bank entered into an agreement with a related party, whereby the Bank agreed to the repurchase of its shares in the company that were held as an investment by the Bank. One of the Bank’s directors is a shareholder and director of the company. The company repurchased the Bank’s holding for an aggregate consideration of $1.95 million. The amount of the gain arising from the transaction of $1.59 million has been recorded in the Consolidated Statement of Income as part of gains/(losses) on available for sale marketable securities.

          Share Interests

          Effective December 2002 the Bank changed the structure of senior management. The Office of the Chief Executive, which previously consisted of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, was expanded to include the heads of Global Fund Services, Private Client Services and Banking Services (the latter oversees Corporate Banking and Community Banking) and renamed the Executive Office. These six individuals represent the Bank’s executive officers. The previous “executive” group are now referred to as Senior Management. In this note the comparative information for common shares outstanding, subscriptions outstanding under the Bank’s Employee Share Purchase Plans, restricted common shares under the Executive Share Plan, Performance Accelerated Restricted Shares issued to date, options outstanding and connected lending have been restated to reflect this change.

          At December 31, 2002, the directors and executive officers of the Bank had combined interests in 1,369,131 (December 31, 2001 - 1,433,316) of the Bank’s common shares.

          Executive officers of the Bank currently have subscriptions outstanding for 3,688 common shares under the Bank’s Employee Share Purchase Plans and 21,170 restricted common shares under the Executive Share Plan at December 31, 2002 (December 31, 2001 – 3,430 common shares and 26,723 restricted common shares). In addition, 66,850 Performance Accelerated Restricted Shares have been issued under the Executive Share Plan to date (December 31, 2001 – 64,601). A total of 1,202,902 options granted to current and retired executive officers at the market price of the Bank’s shares on the grant date were outstanding at December 31, 2002 (December 31, 2001 – 1,111,753).

          A total of 101,082 options granted to current and former non-executive directors of the Bank at the market price of the Bank’s shares on the grant date were outstanding at December 31, 2002 (December 31, 2001 – 78,888).

          Directors’ Compensation

          During the year ended December 31, 2002, directors who were not also employees of the Bank, other than the chairman and deputy chairman of the board, received compensation at the rate of $5,000 per annum for their service as board members and $500 per board meeting and committee meeting attended. Committee chairmen received an additional $15,000 per annum. The chairman and deputy chairman of the board received an all-inclusive fee of $65,000 and $45,000 per annum respectively. In addition, 2,000 options to purchase common shares of the Bank were issued to eligible directors at an exercise price equal to the market price on the date of the grants. Henry B. Smith, who is an employee of the Bank, did not receive additional compensation for his service as a director.

          Connected Lending

          In the ordinary course of business, as a significant lender in the Bermuda market, the Bank makes loans to directors and their associates at substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time of origination for comparable transactions with other borrowers. The Bank provides, as a benefit to non-executive employees, loan facilities at preferred lending rates. Prior to July 30, 2002, the Bank provided loan facilities to executive officers of the Bank at preferred lending rates. There is no preferred lending to associates of executive officers. The term associates means immediate family members and entities in which the directors, executive officers or their families have a beneficial ownership of 10% or more.

          The total amounts due from directors, executive officers, and their associates were $14.3 million at December 31, 2002 (December 31, 2001 - $13.4 million). During the year ended December 31, 2002, new loans totalling $7.3 million (year ended December 31, 2001 - $1.8 million) were granted and reductions were made to outstanding loan balances totalling $6.4 million (year ended December 31, 2001 - $1.1 million).

          Sale of Subsidiary

          On June 18, 2001, the Bank sold its remaining 50% ownership of First Ecommerce Data Services Limited (FEDS) to a former related party, First Ecom.com (First Ecom), for $4.2 million which resulted in a net gain to the Bank of $2 million. On October 6, 2000, the Bank sold the first 50% of its interest in FEDS to First Ecom for $3 million, which resulted in a net gain to the Bank of $2.8 million.

          First Ecom was a joint venture partner in the FEDS initiative to provide multi-currency credit card processing solutions to online merchants and the Bank owned 10.4% of First Ecom at December 31, 2000. On November 2, 2001, the Bank completed the sale of its investment in First Ecom for $150,000 resulting in a cumulative net loss of $14.15 million, of which $10 million was recognised in the six months ended December 31, 2000 and $4.15 million in the year ended December 31, 2001.

12.	SHARE PLANS

          Employee Share Purchase Plan

          In August 1998, the Bank introduced the Third Employee Share Purchase Plan and this replaced all previous plans. Under this new plan, all employees may subscribe to purchase shares at a discounted value not exceeding 10% of their annual gross salary, or $25,000, whichever is less. The purchase price of the shares is 75% of the market price on the plan’s subscription date. Employees pay the cost of the shares over a one year period, at which point they are fully vested. At the conclusion of the plan year, shares purchased are issued from authorised, unissued share capital or supplied by purchases in the open market.

          Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats its Third Employee Share Purchase Plan as a compensatory plan under the guidance provided by APB Number 25 - Accounting for Stock Issued to Employees and FASB Interpretation Number 44 - Accounting for

Certain Transactions involving Stock Compensation, an Interpretation of APB Number 25 (FIN Number 44). A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period.

          During the year ended December 31, 2002, employees subscribed to 182,539 shares (year ended December 31, 2001 – 166,183; six months ended December 31, 2000 – 214,322; year ended June 30, 2000 – 222,244) under the plan. The Bank has recorded compensation expense for its Third Employee Share Purchase Plan of $1,471,000 in the year ended December 31, 2002 (year ended December 31, 2001 - $1,659,000; six months ended December 31, 2000 - $899,000; year ended June 30, 2000 - $1,329,000).

          Executive Share Plan

          In July 1998 the Bank introduced an Executive Share Plan. The plan has two main components:

          — Executive Share Purchase Plan

          — Performance Accelerated Restricted Share element (PARS)

          Under the Executive Share Purchase Plan, 20% of each annual cash bonus must be used to subscribe for common shares in the Bank at a discount of 25% of their market value. These shares are held in trust and are restricted from sale or use by the executive officer for three years. Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats this plan as compensatory under the guidance provided by APB Number 25 and FIN Number 44. A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period of three years.

          During the year ended December 31, 2002, executive officers and key employees subscribed to 10,337 shares (year ended December 31, 2001 – 10,193; six months ended December 31, 2000 – 26,078; year ended June 30, 2000 – 21,809) under this plan. The Bank has recorded compensation expense for the Executive Share Purchase Plan of $155,000 (year ended December 31, 2001 - $163,000; six months ended December 31, 2000 - $65,000; year ended June 30, 2000 - $80,000).

          Under the PARS element, the compensation committee determines which of the executive officers and key employees may participate. These participants are entitled to receive an award of common shares that will be held by trustees and restricted from sale or use for a period of between three and seven years. The vesting period cannot be less than three years and will depend upon the performance criteria as established by the compensation committee of the board. The common shares awarded under the PARS element are issuable out of authorised unissued share capital or by purchases in the open market.

          During the year ended December 31, 2002, the Bank granted 20,720 shares (year ended December 31, 2001 – 8,209; six months ended December 31, 2000 – 16,092; year ended June 30, 2000 – 23,093) under this plan. The Bank recognises compensation expense for the PARS based upon the market value of the shares awarded. This compensation cost is being recognised over the vesting period of seven years. The Bank has recorded compensation expense for the PARS of $407,000 for the year ended December 31, 2002 (year ended December 31, 2001 - $294,000; six months ended December 31, 2000 - $123,000; year ended June 30, 2000 - $167,000).

          Executive Share Option Plan

          In June 1997, the Bank adopted an Executive Share Option Plan. Executive officers of the Bank, certain key employees and others that may be approved by the compensation committee, are eligible to be granted options under the plan. A total of 2,280,569 common shares have been registered for issuance under the plan. At December 31, 2002, a total of 753,153 options (December 31, 2001 – 753,153) granted to certain executive officers and 1,330,343 options (December 31, 2001 – 1,620,736) to key employees of the Bank were outstanding.

          The exercise price is equal to the fair market value of the Bank’s shares at the date of grant. The options become exercisable on a cumulative basis of 25% on each of the first, second, third and fourth anniversaries of the date of grant. No options may be exercised after a period of ten years from the date of grant.

          Share Option Plan 2000

          In September 2000, the Bank adopted the Share Option Plan 2000. The 2000 plan expands eligibility to include all Bank employees. The Bank uses option grants to retain key and high-performing employees who are not executives in addition to supporting the Bank’s current executive compensation structure and to support a performance based compensation by providing options for outstanding performance. A total of 2,999,786 common shares have been registered for issuance under the plan. At December 31, 2002, a total of 449,749 options (December 31, 2001 – 358,600) granted to certain executive officers and 1,385,141 options (December 31, 2001 – 756,941) to key employees of the Bank were outstanding under the Share Option Plan 2000. Key provisions of this plan are the same as the Executive Share Option Plan adopted in 1997.

          Director Share Option Plan

          In September 1999, the Bank adopted the Director Share Option Plan. Under the plan, non-executive directors are eligible to receive 2,000 options to purchase Bank shares each year. The options are granted at an exercise price equal to the market price of the shares as at the date of the grant. A total of 195,676 common shares have been registered for issuance under the plan. The options vest over four years at 25% per year and must be exercised within ten years from the date of the grant.

          At December 31, 2002, 101,082 options (December 31, 2001 – 78,888) granted to non-executive directors were outstanding.

          The following tables present the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan:

	Year Ended		Year Ended
	December 31, 2002		December 31, 2001

	(In US $)
		Weighted		Weighted
	Number	Average	Number	Average
	Of Shares	Exercise Price	of Shares	Exercise Price
Outstanding – beginning of period	3,568,318	28.82	2,698,512	21.21
Granted	881,236	43.41	1,278,340	42.41
Cancelled	(201,448)	36.70	(120,540)	32.27
Exercised	(228,638)	19.76	(287,994)	16.43

Outstanding – end of period	4,019,468	32.00	3,568,318	28.82
Exercisable – end of period	1,939,758	23.95	1,548,171	19.71

	Six Months Ended		Year Ended
	December 31, 2000		June 30, 2000

	(In US $)
		Weighted		Weighted
	Number	Average	Number	Average
	Of Shares	Exercise Price	of Shares	Exercise Price
Outstanding – beginning of period	2,380,652	19.72	1,710,595	18.62
Granted	361,585	31.05	774,212	22.27
Cancelled	(22,186)	22.85	(90,326)	20.97
Exercised	(21,539)	20.87	(13,829)	17.49

Outstanding – end of period	2,698,512	21.21	2,380,652	19.72
Exercisable – end of period	1,162,975	17.89	1,020,580	17.05

          The following table presents the characteristics of the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan at December 31, 2002:

	Outstanding			Exercisable

Exercise price range		Weighted average	Weighted average		Weighted average
(in US $)	Number of shares	life remaining	exercise price	Number of shares	exercise price

10.00 – 15.00	637,342	3.8	14.46	637,342	14.46
20.00 – 25.00	801,373	6.3	22.00	566,384	21.80
25.00 – 30.00	494,791	6.2	28.23	382,040	27.81
30.00 – 35.00	141,350	7.8	32.51	59,400	32.73
35.00 – 40.00	554,959	8.5	37.60	136,502	37.66
40.00 – 45.00	786,376	9.1	44.40	5,452	43.16
45.00 – 50.00	603,277	8.1	45.44	152,638	45.44
	4,019,468	7.1	32.00	1,939,758	23.95

          The number of shares that each option entitles the holder to subscribe for increased by 10% following a stock dividend to shareholders of record on August 31, 1999, by 14.29% following a 1-for-7 stock dividend to shareholders of record on August 18, 2000, and by 10% following a stock dividend to shareholders of record on December 31, 2001 (see Note 5), while the exercise price per share reduced so that the total cost of exercising each option was unchanged. The amounts shown in the above tables have been adjusted to reflect the impact of all stock dividends.

          The Bank applies APB Number 25 and FIN Number 44 in accounting for the option plans. No compensation expense was recognised for grants during the year as the market price of the Bank’s stock was equal to the option exercise price on the date of grant. During the year ended December 31, 2001, the Bank recorded compensation expense of $1.4 million relating to the modification of certain grants under the Executive Share Option Plan.

13.	INCOME TAXES

          The Bank’s income tax expense for all periods presented relates to income from continuing operations and is attributable to income tax expense of certain non-Bermuda subsidiaries. Under current Bermuda law the Bank is not required to pay any taxes in Bermuda on either income or capital gains. The Bank has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Bank will be exempted from taxation until the year 2016.

          Income tax expense/(recovery) attributable to continuing operations consists of:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands)
Current	6,402	6,606	2,961	8,314
Deferred	(169)	165	267	(176)

Total	6,233	6,771	3,228	8,138

          Current year income tax expense attributable to continuing operations differed from the amounts computed at the Bermuda tax rate of nil. This difference is attributable to the various income tax rates imposed in certain jurisdictions in which the Bank or its subsidiaries may operate and certain permanent differences in calculating taxable income, such as non-deductible business development costs, donations, capital expenditures, special deductions and non-taxable interest income.

          The following is an analysis of deferred tax assets and deferred tax liabilities at:

	December 31,	December 31,
	2002	2001

	(In US$ thousands)
Deferred tax assets:
Tax loss carryforward	2,741	1,825
Other	210	45

Gross deferred tax asset	2,951	1,870
Less: Valuation allowance	(2,112)	(1,254)

Total deferred tax asset	839	616

Deferred tax liabilities:
Depreciation	(277)	(140)
Capitalised development costs	(266)	(311)
Other	(111)	(148)

Total deferred tax liability	(654)	(599)

Net deferred tax asset	185	17

          The deferred tax asset arose due to tax losses carried forward, which begin to expire in 2019.

          The Bank has not established any deferred taxes with respect to its investments in the stock of subsidiaries because 1) the recognition of a gain or loss on the disposition of the stock would not occur within a taxable jurisdiction and/or 2) it is not apparent that any such difference would reverse in the foreseeable future. A deferred tax liability will be recognised if/when the Bank expects that any such differences would reverse in a taxable manner. As of December 31, 2002, the determination of the effect of such differences is not practicable.

14.	EARNINGS PER SHARE

          The following table presents the computation of basic and diluted earnings per share:

			Six Months
	Year Ended	Year Ended	Ended	Year Ended
	December 31,	December 31,	December 31,	June 30,
	2002	2001	2000	2000

	(In US$ thousands, except per share data)
Net income available to common shareholders	77,658	60,077	56,246	106,054

Weighted average number of common shares outstanding	29,601	29,977	30,060	29,355
Basic earnings per share:
Income from operations, after income taxes	2.62	2.00	1.82	3.61
Cumulative effect of a change in accounting principle	—	—	0.05	—

Net income	2.62	2.00	1.87	3.61

Net income available to common shareholders	77,658	60,077	56,246	106,054

Weighted average number of common shares outstanding	29,601	29,977	30,060	29,355
Plus: incremental shares from assumed exercise of stock options	1,090	1,409	1,081	486
exercise of warrants	—	—	—	188

Adjusted weighted average number of common shares outstanding	30,691	31,386	31,141	30,029

Diluted earnings per share:
Income from operations, after income taxes	2.53	1.91	1.76	3.53
Cumulative effect of a change in accounting principle	—	—	0.05	—

Net income	2.53	1.91	1.81	3.53

          As at December 31, 2002, the Bank had 4,019,468 options outstanding (December 31, 2001 – 3,568,318; December 31, 2000 – 2,698,512; June 30, 2000 – 2,380,651). As at December 31, 2002, the Bank had no warrants outstanding (December 31, 2001 – nil; December 31, 2000 - nil; June 30, 2000 – nil).

          The earnings per share amounts presented have been calculated giving effect to the stock dividends discussed in Note 5.

15.	CONCENTRATIONS OF CREDIT RISK

          Concentrations of credit risk exist if a number of clients or counterparties are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic or political conditions.

          Details of the Bank’s loan portfolio are discussed in Note 3. The majority of personal, mortgage and commercial lending is made in Bermuda to Bermudian businesses and residents of the island. The Bermuda economy is largely dependent upon tourism and international business services and the health of these sectors depends to a large extent upon the strength of the US and European economies.

          There are no material concentrations of risk in the international lending portfolio in terms of geographic region or underlying business activity. The Bank is also engaged in short-term lending to mutual fund and trust clients for the purposes of liquidity and for investment. This lending is normally collateralised by assets held in the custody of the Bank. There is no material concentration of credit risk for this activity in terms of geographic region or underlying business activity.

          The Bank’s total interbank deposits averaged 32% (December 31, 2001 - 38%) of total assets during the period. As a result of this high level of liquidity, the Bank frequently has a number of individual deposits that represent 10% or more of shareholders’ equity. The Bank manages this exposure by placing its deposits with well-rated financial institutions and by diversifying its deposits on a geographic basis.

          The Bank’s marketable securities portfolio is discussed in more detail in Note 2. Total marketable securities at December 31, 2002 were $4.4 billion (December 31, 2001 - $5.5 billion). The Bank’s trading portfolio balance at December 31, 2002 was $0.5 billion (December 31, 2001 - $1.3 billion).

          The Bank’s trading portfolio is managed by a third party investment management firm, in accordance with strict portfolio quality and duration guidelines and has an average credit quality of triple-A. The maximum duration for the portfolio is 0.5 years. The portfolio must also adhere to sector limits.

          The Bank’s portfolio of available for sale marketable securities totalled $3.9 billion at December 31, 2002 (December 31, 2001 - $4.1 billion). The Bank’s available for sale portfolio is managed in-house by the Bank’s Capital Markets Products division and consists primarily of debt instruments issued by governments and government agencies of OECD countries and debt instruments issued by financial institutions organised in these countries. The entire available for sale portfolio must have a minimum average credit quality of A and no single issue is to be rated below BBB at the time of purchase.

          The majority of investments in floating rate notes and debt securities are in OECD government and government agency issues and corporate debt. Investments in corporate debt and equity instruments are well diversified with no investment in a single issuer exceeding 12.4% of shareholders’ equity at December 31, 2002 (December 31, 2001 - 19%).

16.	AFFILIATES

          Investment in Affiliate

          The Bank currently holds an investment in Measurisk, a start up company offering risk management analytical information to financial companies. During the year ended December 31, 2001 the Bank invested $4.2 million in the company, bringing the total investment to $11.5 million. The Bank’s share of the company’s losses was $nil for the year ended December 31, 2002 and $4.2 million for the year ended December 31, 2001. In 2001 the Bank also expensed $1.3 million relating to the amortisation of goodwill acquired upon the investment in the company. At December 31, 2001, the Bank determined the investment was other than temporarily impaired and a write down against the remaining carrying value of the investment of $6 million was made. The Bank is currently carrying this investment at a value of $nil.